SUBLEASE AGREEMENT

This SUBLEASE made this __6th__ day of __June__, 2007, by and between <u>MERLIN TECHNICAL SOLUTIONS, INC.</u>, a <u>Colorado</u> corporation, whose address is 48 Inverness Court East, Englewood, Colorado 80112 ("Sublessor"), and <u>DISABOOM, INC</u>, a Colorado corporation, whose address is <u>Suite A-306, 7730 East Belleview Avenue, Greenwood Village, Colorado 80111</u> ("Subtenant").

WITNESSETH:

WHEREAS, Sublessor has entered into that certain Office Building Lease ("Prime Lease") dated <u>February 6, 2002 and as amended by that certain First Amendment to Office Lease dated October 16, 2002 and as amended by that certain Second Amendment to Office Lease Agreement dated May 26, 2004 and as amended by that certain Third Amendment to Office Lease Agreement dated October 19, 2004</u> between <u>LBA REALTY FUND III as successor to Koll Bren Fund VI, L.P.,</u> ("Prime Landlord"), as Landlord, and Sublessor, as Tenant, covering Suite <u>A-306</u> in the building known as <u>Financial Plaza,</u> ("Building") located at 7730 East Belleview Avenue, Greenwood Village, Colorado 80111 (such lease is hereinafter referred to as the "Prime Lease" and such premises are hereinafter referred to as the "Premises"); and

WHEREAS, Sublessor wishes to sublet the Premises to Subtenant and Subtenant wishes to sublease the same from Sublessor upon all of the terms and provisions herein set forth.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Sublessor hereby subleases to Subtenant and Subtenant hereby subleases from Sublessor the Premises, together with the appurtenances, situated in the County of <u>Arapahoe</u>, State of Colorado, more particularly described as follows:

    The Building, Suite <u>A-306</u>, <u>7730 E. Belleview Avenue, Greenwood Village, Colorado 80111</u>, Colorado, containing approximately <u>6,572</u> rentable square feet,

for a term ("Term") to commence on <u>June 15, 2007</u> (the "Commencement Date") and to expire on <u>July 31, 2009</u>, subject to this Sublease and upon the rentals, terms, covenants, conditions and provisions hereinafter set forth. *This Agreement shall be VOID if Prime Landlord's written consent to this Sublease Agreement, as described in Paragraph 16 below, is not received by 5:00 p.m. Mountain Standard Time on June 7, 2007.*

2.   Subtenant covenants and agrees to pay to Sublessor without offset or deduction the monthly base rental on the first day of each month during the Term, commencing on <u>August 1, 2007 </u>in the amount of $<u>7,667.33</u> per month. The security deposit described in paragraph 19 of this Agreement is due upon the delivery of the signed Sublease Agreement. Sublessor shall make monthly rent payments directly to the Prime Landlord, and provide Subtenant an electronic copy of each monthly rent payment paid to Landlord by Sublessor as evidence that Sublessor is performing all of its lease obligations.

3. The parties agree that this Sublease shall be subject and subordinate to all of the terms, covenants, conditions and provisions of the Prime Lease and to all the title and other matters to which the Prime Lease is subject or subordinate. A copy of the Prime Lease has been delivered to and examined, reviewed and approved by Subtenant.

4. The terms, covenants, conditions and provisions in the Prime Lease (including, but not limited to, the remedies provided thereunder) are incorporated herein by reference, and shall, as between Sublessor and Subtenant, constitute the terms, covenants, conditions and provisions of this Sublease, except to the extent that they are inapplicable to, inconsistent with, or modified by the provisions of this Sublease. The parties agree to observe and perform the terms, covenants, conditions and provisions on their respective parts to be observed and performed hereunder, including, but not limited to, those terms, covenants, conditions and provisions of the Prime Lease which are incorporated herein.

5. Subtenant shall, in no case, have any rights in respect of the Premises greater than Sublessor's rights under the Prime Lease.

6. The performance by Sublessor of any of the terms and conditions of this Sublease upon the Sublessor's part to be performed shall be subject and dependent upon the performance by the Prime Landlord under the Prime Lease of the terms, covenants, conditions and provisions, expressed or implied, of the Prime Lease on the part of the Prime Landlord under the Prime Lease to be performed, and Sublessor shall be under no obligation or liability whatsoever to the Subtenant in the event that the Prime Landlord shall fail to perform any of the terms or conditions contained therein on the part of the Prime Landlord to be performed.

7. Nothing contained in this Sublease shall be construed to create privity of estate or of contract between Subtenant and the Prime Landlord. Subtenant shall not do or permit to be done any act or thing which will constitute a breach or violation of any of the terms, covenants, conditions or provisions of the Prime Lease.

8. Subtenant will indemnify and hold Sublessor harmless from and against all losses, costs, damages, expenses and liability, including, but not limited to, reasonable attorneys' fees, which Sublessor may incur or pay out by reason of any injury to persons or property occurring in, on or about the Premises, or by reason of any breach or default hereunder on Subtenant's part or by reason of any work done in or to the Premises or any act or negligence on the part of Subtenant. Subtenant shall cause Prime Landlord and Sublessor to be listed as an additional insured on all public liability, property damage and fire and extended coverage insurance procured by Subtenant relating to the Premises in accordance with the terms of the Prime Lease.

9.   Subtenant acknowledges that it is accepting the Premises in its present "as is" condition, and that neither the Prime Landlord nor Sublessor shall have any obligations to make any renovations or improvements to the Premises. Subtenant shall perform all necessary work at its sole cost and expense in accordance with the terms of the Prime Lease in order to ready the Premises for the operation of Subtenant's business therein.

10.   Sublessor's refusal to consent to or approve any matter or thing, whenever Sublessor's consent or approval is required under the terms of this Sublease, shall be deemed reasonable if, inter alia, the Prime Landlord has refused to give such consent or approval.

11.   Notices and other communications hereunder shall be in writing, and shall be given or made by certified mail addressed to the parties at their respective addresses set forth above, or at any other address which either party may hereafter designate for such purpose by a written notice.

12.   Subtenant shall promptly deliver to Sublessor copies of all notices received by Subtenant from the Prime Landlord and copies of all notices served upon the Prime Landlord under the terms of the Prime Lease.

13.   If, through no breach or default of the Sublessor, the term of the Prime Lease is terminated prior to the expiration date of this Sublease, this Sublease shall thereupon be terminated, and Sublessor shall not be liable to Subtenant by reason thereof except for any prepaid rent which shall be prorated to the time of actual eviction following termination. If the Prime Lease is terminated because of a breach or default by the Sublessor under the Prime Lease, then Sublessor shall be liable for moving expenses not-to-exceed five thousand ($5,000) dollars.

14.   Subtenant agrees to vacate the Premises on or before July 31, 2009 and to leave the Premises in a broom-clean state unless Subtenant has entered into a separate lease with Prime Landlord. Subtenant shall have no option to renew or options for additional space under this Agreement.

15.   Sublessor warrants and agrees to save and hold Subtenant and Prime Landlord harmless from any and all leasing commissions (including renewals, extensions, or options), costs and liability with respect to Subleased Premises regarding any broker or real estate broker. The parties hereto agree that any leasing or brokerage commissions are to be paid pursuant to a separate agreement to which Subtenant is not a party.

16.   This Sublease is subject to and conditioned upon Prime Landlord's consent in writing, which consent shall approve Subtenant's use of the premises as general offices. If such consent is not obtained on or before the Commencement Date, then this Sublease shall be void and terminated and the base rent prorated. In the event Subtenant obtains possession of the Premises prior to the Prime Landlord's approval, Subtenant agrees to immediately vacate the Premises in the event this Sublease is terminated and to indemnify and hold Sublessor and Prime Landlord harmless from and against any losses, costs, damages, expenses, and liability arising from its holding over, including attorneys' fees.

17.   Notwithstanding anything contained in the Prime Lease to the contrary, Subtenant shall not by operation of law or otherwise assign, sublet, mortgage, pledge or otherwise encumber this Sublease, without the prior written consent of the Sublessor and the Prime Landlord in each instance. Any assignment or subletting, or purported assignment or subletting without such consent shall be void and of no effect.

18.   This Sublease shall be binding upon and inure to the benefit of the parties hereto and their respective successors, successors in interest and assigns.

19.   The security deposit in the amount of $7,667.33 shall be returned to the Subtenant, or written accounting made therefore, listing the exact reasons for the retention of any portion of the security deposit, together with the balance of the security deposit, within sixty (60) days after termination of this sublease or surrender and acceptance of the Premises. The Sublessor shall make any written statement by mailing said the statement to the last known address of Subtenant.

20.   Subtenant covenants and agrees to pay to Sublessor without offset or deduction the monthly reserved parking charges of $220.00 for eleven (11) reserved covered parking spaces. Sublessor shall provide Subtenant an electronic copy of each monthly payment made for such parking charges as evidence that Sublessor is performing all of its lease obligations.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

SUBLESSOR:

WITNESS: MERLIN TECHNICAL SOLUTIONS, INC.

//signed//   By: /s/ James C. Regele
                              Its: VP/COO

                              SUBTENANT:

WITNESS: DISABOOM, INC.

/s/ Daniel L. Carnahan   By: /s/ Jay D. Belk
                              Its: Director, Disaboom, Inc

BASIC LEASE INFORMATION
(Office Lease Agreement)

Landlord: Koll Bren Fund VI, L.P.

A. Building: Financial Plaza 7720 & 7730 East Belleview Avenue,
                           Greenwood Village, Colorado 80111

B. Address (for notices): Transwestern Commercial Services
                           7979 E. Tufts Ave, Suite 115
                           Denver, Colorado 80237
                           Attn: Property Manager, Financial Plaza

C. Building Manager: Karla Flowers

D. Telephone: 303-694-4650

Tenant: Merlin Software Corporation, Inc., a Colorado corporation, d/b/a Merlin Technical
Solutions, Inc.

A. Premises: The space known as Suite No. A-301 as identified on Exhibit "B" hereto
    located on the third floor of the Building as described in the Lease.

B. Address (for notices):

Prior to occupancy: After occupancy:

Merlin Technical Solutions, Inc.   Merlin Technical Solutions, Inc.
4600 South Ulster St., Suite 240   7730 East Belleview Avenue
Denver, Colorado 80237   Suite A-301
                                           Greenwood Village, Colorado 80111
                                           Attn:
Telephone: (303)846-3021   Telephone:_____

Base Rental: March 1, 2002 – July 31, 2002: $0 payable per month;

                    August 1, 2002 – May 31, 2003: $1,871.58 payable per month; $22,459.00
                    payable per year

                    June 1, 2003 – May 31, 2004: $1,972.75 payable per month; $23,673.00
                    payable per year

                    June 1, 2004 – May 31, 2005: $2,073.92 payable per month; $24,887.00
                    payable per year

Security Deposit: $2,073.92 due and payable upon execution of the Lease.

Prepaid Rental: $1,871.58 due and payable upon execution of the Lease.

Expense Base: 2002 Base Year

Tenant's Pro Rata Share: Point Nine One Zero Six Percent (0.9106%).

Commencement Date: The earlier of March 1, 2002, or the date the Tenant Improvements are
completed.

Lease Term: A period of thirty-nine (39) months from the Commencement Date; provided that if the
Commencement Date is a date other than the first day of a calendar month the Lease Term shall

consist of thirty-nine (39) calendar months in addition to the remainder of the calendar month in which the Commencement Date occurs.

Approximate Rentable Area in the Premises: 1,214 square feet of Rentable Area.

Approximate Rentable Area in the Building: 133,315 square feet of Rentable Area.

Landlord's Agent(s): Transwestern Commercial Services

Guarantor(s): N/A

Space Plan Approval Date: N/A

Permitted Use: General office.

The foregoing Basic Lease Information shall be construed in conjunction with the references thereto contained in other provisions of the Lease and shall be limited by such other provisions. Each reference in the Lease to any of the foregoing Basic Lease Information shall be construed to incorporate each term set forth hereinabove as so limited. In the event of any conflict between any Basic Lease Information and the Lease, the terms of the Lease shall control.

TABLE OF CONTENTS

OFFICE LEASE AGREEMENT

This Office Lease Agreement (the "Lease"), made and entered into on this the 6 day of FEBRUARY, 2002, between Koll Bren Fund VI, L.P. ("Landlord") and Merlin Software Corporation, Inc., a Colorado corporation, d/b/a Merlin Technical Solutions, Inc. (the "Tenant").

WITNESSETH:

1. Definitions: The following are definitions of some of the defined terms used in this Lease. The definition of other defined terms are found throughout this Lease.

(a) "Building" shall mean the office building located upon the real property (the "Property") described in Exhibit "A" attached hereto and incorporated herein together with all appurtenances thereto, including but not limited to the parking garage.

(b) "Base Rental" shall mean:

March 1, 2002 – July 31, 2002: $0 payable per month;

August 1, 2002 – May 31, 2003: $1,871.58 payable per month; $22,459.00 payable per year

June 1, 2003 – May 31, 2004: $1,972.75 payable per month; $23,673.00 payable per year

June 1, 2004 – May 31, 2005: $2,073.92 payable per month; $24,887.00 payable per year

for a total of $67,275.00 during the Lease Term, all as adjusted pursuant to Exhibit "C" and Paragraph 3 hereto. The Base Rental due for the sixth month during the "Lease Term" (hereinafter defined) has been deposited with Landlord by Tenant contemporaneously with the execution hereof.

(c) "Basic Costs" shall mean all direct and indirect costs and expenses incurred in connection with the Building as more fully defined in Exhibit "C" attached hereto.

(d) "Security Deposit" shall mean the sum of $2,073.92 unless increased at some future time pursuant to the terms herein.

(e) "Commencement Date" shall mean the date that the Tenant Improvements are substantially completed as described in Exhibit D hereof or March 1, 2002 (except as the same may be delayed pursuant to the provisions of Paragraph 3(a) hereof).

(f) "Lease Term" A period of thirty-nine (39) months from the Commencement Date; provided that if the Commencement Date is a date other than the first day of a calendar month the Lease Term shall consist of thirty-nine (39) calendar months in addition to the remainder of the calendar month in which the Commencement Date occurs.

(g) "Premises" shall mean the suite of offices located within the Building and outlined on Exhibit "B" to this Lease. The Premises are stipulated for all purposes to contain approximately 1,214 square feet of "Rentable Area" (as defined below).

(h) "Approximate Rentable Area in the Premises" shall mean the area contained within the demising walls of the Premises and any other area designated for the exclusive use of

Tenant plus an allocation of the Tenant's pro rata share of the square footage of the "Common Areas" and the "Service Areas" (as defined below). For purposes of the Lease it is agreed and stipulated by both Landlord and Tenant that the Approximate Rentable Area in the Premises is 1,214 square feet.

The Approximate Rentable Area in the Building is 133,315 square feet. The estimates of Rentable Area within the Premises and within the Building as set forth herein may be revised at Landlord's election if Landlord's architect determines such estimate to be inaccurate in any material degree after examination of the final drawings of the Premises and the Building.

(i) "Common Areas" shall mean those areas devoted to corridors, elevator foyers, mail rooms, restrooms, mechanical rooms, elevator mechanical rooms, property management office, janitorial closets, electrical and telephone closets, vending areas, and lobby areas (whether at ground level or otherwise), and other similar facilities provided for the common use or benefit of tenants generally and/or the public.

(j) "Service Areas" shall mean those areas within the outside walls of the Building used for stairs, elevator shafts, flues, vents, stacks, pipe shafts and other vertical penetrations (but shall not include any such areas for the exclusive use of a particular tenant).

(k) "Building Standard", when used herein, shall mean the type, brand, quality and/or quantity of materials Landlord designates from time to time to be the minimum quality and/or quantity to be used in the Building or the exclusive type, grade, quality and/or quantity of material to be used in the Building and shall include, but not be limited to, the Building Standard Materials defined in the Work Letter Agreement attached hereto as Exhibit "D".

(l) "Maximum Rate", when used herein, shall mean the greatest of the rates of interest from time to time permitted under applicable federal and state law. To the extent of the applicable state and federal law, the Maximum Rate shall be the highest permitted rate based upon the "indicated rate ceiling", but to the extent now or hereafter permitted by law, Landlord may from time to time implement, withdraw and reinstate any ceiling as an alternative to the indicated rate ceiling, including the right to reinstate the indicated rate ceiling.

(m) "Prime Rate" shall mean the per annum interest rate announced by and quoted in the Wall Street Journal from time to time (whether or not charged in each instance) as its prime or base rate.

(n) "Normal Business Hours" for the Building shall mean 8:00 a.m. to 6:00 p.m. Mondays through Fridays, and 8:00 a.m. to 1:00 p.m. on Saturdays, exclusive of the normal business holidays of New Years Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and any other two holidays as the Landlord in its sole discretion may designate.

(o) "Guarantor(s)" shall mean _____N/A_____ and any other party required by Landlord to guarantee Tenant's obligations under the Lease.

(p) "Business Day(s)" shall mean Mondays through Fridays exclusive of the normal business holidays of New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and the additional holidays specified in 1(n) above.

2. Lease Grant. Subject to and upon the terms herein set forth, Landlord leases to Tenant and Tenant leases from Landlord the Premises.

3. Declaration of Commencement

(a) Subject to and upon the terms and conditions set forth in this Lease, this Lease shall continue in force for the Lease Term. Notwithstanding the Commencement Date provided in Paragraph 1(e) of this Lease, Tenant's obligation for the payment of rent and the Lease Term shall not commence until Landlord has substantially completed all work to be performed by Landlord as set forth in the Work Letter Agreement attached hereto as Exhibit "D"; provided, however, that if Landlord shall be delayed in substantially completing said work as a result of any of the following (a "Delay"):

(i) Tenant's failure to furnish information in accordance herewith or to respond to any request by Landlord for any approval or information within any time period prescribed, or if no time period is prescribed, then within two (2) Business Days of such request; or

(ii) Tenant's insistence on materials, finishes or installations other than Landlord's Building Standard after having first been informed by Landlord in writing at or before the time of delivery to Tenant of final construction pricing for Tenant's approval that such materials, finishes or installations will cause a Delay; or

(iii) Tenant's changes in any plans and specifications; or

(iv) The performance by a person, firm or corporation employed by Tenant in the completion of any work by said person, firm or corporation (all such work and such persons, firms or corporations being subject to the approval of Landlord); or

(v) Any request by Tenant that Landlord delay the completion of any of Landlord's work; or

(vi) Any breach or default by Tenant in the performance of Tenant's obligations under this Lease; or

(vii) Any delay resulting from Tenant's having taken possession of the Premises prior to its being substantially completed, as defined below; or

(viii) Any reasonably necessary displacement of any of Landlord's work from its place in Landlord's construction schedule resulting from any of the causes for Delay; or

(ix) Any other delay chargeable to Tenant, its agents, employees or independent contractors;

then the commencement of the Lease Term and the payment of rent shall be accelerated by the number of days of such Delay. The Premises shall be deemed to be substantially completed on the date that Landlord reasonably determines that all work to be performed by Landlord pursuant to this Lease has been performed other than punch list items. The term "punch list items" as used herein shall mean any details of construction, mechanical adjustment or other matter, the noncompletion of which does not materially interfere with Tenant's use of the Premises. The abatement of rent shall be Tenant's sole remedy and shall constitute full settlement of all claims that Tenant might otherwise have against Landlord by reason of the Premises not being ready for occupancy by Tenant on the Commencement Date. If for any reason Tenant takes possession of the Premises prior to substantial completion, Tenant's obligation to pay rent shall commence upon the date Tenant takes possession of the Premises and Tenant shall indemnify and hold Landlord harmless from any liability as a result of Tenant's early occupancy of the Premises. Notwithstanding the foregoing, Landlord's determination of the Commencement Date shall be final and binding on all parties for all purposes hereof, including, without limitation, determination of the date of commencement of the Lease Term and of Tenant's obligation to pay rent hereunder.

(b)   The taking of possession of the Premises by Tenant shall be conclusive evidence against Tenant that, except for the completion of any items which Landlord stipulates in writing are remaining to be done or corrected by Landlord, (i) Tenant warrants and represents to Landlord that it has conducted its own independent investigation of the Premises and that the Premises are suitable for the purpose for which the same are leased, (ii) the Property and the

Building and each and every part and appurtenance thereof are in good and satisfactory condition, except for any defect which is not discoverable upon a reasonable inspection, and (iii) Tenant waives any defects in the Premises and its appurtenances and in all other parts of the Building and the appurtenances thereto, except for any defect which is not discoverable upon a reasonable inspection.

4.   Use. The Premises shall be used for office purposes (the "Permitted Use") and for no other purpose. Tenant agrees not to use or permit the use of the Premises for any purpose which is illegal, dangerous to life, limb or property or which, in Landlord's sole judgment, creates a nuisance or which would increase the cost of insurance coverage with respect to the Building. In the event there shall be any increase in the cost of insurance coverage with respect to the Building which results from Tenant's acts or conduct of business, then such acts shall be deemed to be a default hereunder and Tenant hereby agrees to pay the amount of such increase on demand. Acceptance of such payment shall not constitute Landlord's waiver of such default or of any of Landlord's rights or remedies hereunder. Tenant will conduct its business and control its agents, servants, employees, customers, licensees, and invitees in such a manner as not to interfere with, annoy or disturb other tenants or Landlord in the management of the Building. Tenant will maintain the Premises in a clean and healthful condition, and comply with all laws, ordinances, orders, rules and regulations of any governmental entity with reference to the use, condition or occupancy of the Premises. Tenant, at its expense, will comply with the rules and regulations of the Building adopted and altered by Landlord from time to time and will cause all of its agents, employees, invitees and visitors to do so. A copy of the existing rules and regulations is attached hereto as Exhibit "G" and made a part hereof. Tenant agrees not to commit or allow any waste to be committed on any portion of the Premises, and at the termination of this Lease or the termination of Tenant's right to occupy the Premises, to deliver up the Premises to Landlord in as good condition as at the Commencement Date, ordinary wear and tear excepted. Failure to comply fully with the provisions of this Section 4 shall be deemed to be a default hereunder.

5.   Base Rental.

(a)   Tenant covenants and agrees to pay during the Lease Term, to Landlord, without any setoff or deduction whatsoever, the Base Rental, and all such other sums of money as shall become due hereunder as additional rent, all of which are sometimes herein collectively called "rent." In the event of nonpayment of any such rent, Landlord shall be entitled to exercise all such rights and remedies as are herein provided in the case of the nonpayment of Base Rental. Except as otherwise provided herein, the annual Base Rental for each calendar year or portion thereof during the Lease Term, together with any estimated adjustment thereto pursuant to Exhibit "C" hereof then in effect, shall be due and payable in advance in twelve (12) equal installments on the first day of each calendar month during the Lease Term and any extensions or renewals hereof, and Tenant hereby agrees to pay such Base Rental and any adjustments thereto to Landlord at Landlord's address provided herein (or such other address as may be designated by Landlord in writing from time to time) monthly, in advance, and without demand. If the Lease Term commences on a day other than the first day of a month or terminates on a day other than the last day of a month, then the installments of Base Rental and any adjustment thereto for such month or months shall be prorated, based on the number of days in such month. The Base Rental for the first partial month, if any, shall be payable at the beginning of said period. All such payments shall be by a good and sufficient check (subject to collection) drawn on a bank acceptable to Landlord. No payment by Tenant or receipt or acceptance by Landlord of a lesser amount than the correct installment of rent due under this Lease shall be deemed to be other than a payment on account of the earliest rent due hereunder, nor shall any endorsement or statement on any check or any letter accompanying any check or payment be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance or pursue any other remedy provided by this Lease or applicable law. The acceptance by Landlord of an installment of rent on a date after the due date of such payment shall not be construed to be a waiver of Landlord's right to declare a default for any other late payment. If Tenant fails to timely pay any two (2) installments of rent, Landlord at its sole option may 1) require Tenant to pay rent (as estimated by Landlord, if necessary) quarterly in advance, and, in such event, all future payments shall be made on or before the due date in cash or by cashier's check or money order, and the delivery of Tenant's collectible personal or corporate check shall no longer constitute payment thereof or, 2) Landlord may require that the Tenant deposit with Landlord, within five (5) days, an additional Security Deposit equal to three (3) months rent, from which Landlord, at its sole discretion, may satisfy any future late payments made by Tenant, and Tenant shall be required to maintain such additional Security Deposit levels throughout the remaining Lease Term as described in subsection 2) above. Following any such application of the Security Deposit, Tenant shall pay to Landlord on demand the amount so applied in order to restore the Security Deposit to its original or adjusted amount. Nothing in this section shall relieve Tenant from its duties to pay late charges. Any acceptance of Tenant's collectible personal or corporate check thereafter by Landlord shall not be construed as a waiver of the requirement that such payments be made in cash or by cashier's check or money order. All amounts received by Landlord from Tenant hereunder shall be applied first to the earliest accrued and unpaid rent then outstanding.

(b)   Tenant hereby acknowledges that late payment by Tenant to Landlord of Rent and other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Landlord by the terms of any ground lease, mortgage or deed of trust covering the Premises. Accordingly, if any installment of rent or other sum due from Tenant shall not be received by Landlord or Landlord's designee when due and payable, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord a late charge equal to five percent (5%) of such unpaid amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant.

(c)   The Base Rental payable hereunder shall be adjusted from time to time in accordance with the provisions of Exhibit "C" attached hereto and incorporated herein for all purposes.

6.   Security Deposit. The Security Deposit shall be held by Landlord without liability for interest and as security for the performance by Tenant of Tenant's covenants and obligations under this Lease including but not limited to those set forth in Paragraph 10 hereof, it being expressly understood that the Security Deposit shall not be considered an advance payment of rent or a measure of Tenant's liability for damages in case of default by Tenant. Landlord shall have no fiduciary responsibilities or trust obligations whatsoever with regard to the Security Deposit and shall not assume the duties of a trustee for the Security Deposit. Landlord may, from time to time, without prejudice to any other remedy, use the Security Deposit to the extent necessary to make good any arrearages of rent, to reimburse Landlord for any cost or loss associated with Tenant's acts or omissions in violation of the terms of this Lease, or to satisfy any other covenant or obligation of Tenant hereunder. Following any such application of the Security Deposit, Tenant shall pay to Landlord on demand the amount so applied in order to restore the Security Deposit to its original amount. If Tenant is not in default at the termination of this Lease, the balance of the Security Deposit remaining after any such application shall be returned by Landlord to Tenant. If Landlord transfers its interest in the Premises during the term of this Lease, Landlord may assign the Security Deposit to the transferee, advise Tenant of the address of the new owner and thereafter shall have no further liability for the return of such Security Deposit. Tenant agrees to look solely to such transferee or assignee or successor thereof for the return of the Security Deposit. Landlord and its successors and assigns shall not be bound by any actual or attempted assignment or encumbrance of the Security Deposit by Tenant. If Tenant is in default under this Lease more than two (2) times within any twelve-month period, irrespective of whether or not such default is cured, then, without limiting Landlord's other rights and remedies provided for in the Lease or at law or equity, the Security Deposit shall automatically be increased by an amount equal to the greater of: (i) three (3) times the original Security Deposit, or (ii) three (3) months of the then applicable Base Rental. Such additional Security Deposit shall be paid by Tenant to Landlord forthwith on demand and failure to pay as set forth herein shall constitute a default hereunder.

7.   Services to be Furnished by Landlord. Landlord agrees to furnish Tenant the

following services:

(a)   Hot and cold water at those points of supply provided for general use of tenants in the Building, central heat and air conditioning in season, at such temperatures and in such amounts as are considered reasonable by Landlord to be standard or as required by governmental authority to accommodate building standard occupant lighting and electrical loads; provided, however, heating and air conditioning service at times other than for Normal Business Hours for the Building shall be furnished only upon the written request of Tenant delivered to Landlord prior to 3:00 p.m. at least one (1) Business Day in advance of the date for which such usage is requested. Tenant shall bear the entire cost of additional heating and air conditioning service as such costs are determined by Landlord from time to time. All additional heating, ventilating and air conditioning required (if any) to accommodate Tenant's design shall be installed at the Tenant's expense. The cost of operation and maintenance of the equipment shall be the sole responsibility of the Tenant. Utilities including electrical power, hot or chilled water shall be separately metered and the cost of the meters, maintenance thereof, and the cost of the utilities shall be at Tenant's sole expense.

(b)   Routine maintenance and electric lighting service for all Common Areas and Service Areas of the Building in the manner and to the extent deemed by Landlord to be standard.

(c)   Janitor service on Business Days; provided, however, if Tenant's floor covering or other improvements require special treatment, Tenant shall pay the additional cleaning cost attributable thereto as additional rent upon presentation of a statement therefor by Landlord.

(d)   Subject to the provisions of Paragraph 11 hereof, facilities to provide electrical current required by Tenant in its use and occupancy of the Premises.

(e)   Fluorescent bulb replacement in the Premises necessary to maintain Building Standard, the lighting provided by Landlord as set forth in the Work Letter Agreement attached hereto as Exhibit "D" as a part of the Building Standard Materials and fluorescent and incandescent bulb and ballast replacement in the Common Areas and Service Areas.

(f)   Elevators for ingress and egress to and from the floor of the Premises during Normal Business Hours and with at least one (1) elevator available at all other times.

(g)   Access control to the Building during other than Normal Business Hours shall be provided in such form as Landlord deems appropriate. Tenant shall cooperate fully in Landlord's efforts to maintain access control to the Building and shall follow all regulations promulgated by Landlord with respect thereto. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, TENANT EXPRESSLY ACKNOWLEDGES AND AGREES THAT LANDLORD IS NOT WARRANTING THE EFFICACY OF ANY ACCESS CONTROL, SERVICE, PROCEDURES OR EQUIPMENT AND THAT TENANT IS NOT RELYING AND SHALL NOT HEREAFTER RELY ON ANY SUCH ACCESS CONTROL, SERVICE, PROCEDURES OR EQUIPMENT. LANDLORD SHALL NOT BE RESPONSIBLE OR LIABLE IN ANY MANNER FOR FAILURE OF ANY ACCESS PERSONNEL, SERVICES, PROCEDURES OR EQUIPMENT TO PREVENT, CONTROL, OR APPREHEND ANYONE SUSPECTED OF CAUSING PERSONAL INJURY OR DAMAGE IN, ON OR AROUND THE BUILDING, PROPERTY OR PREMISES.

Landlord has advised Tenant that presently Excel Energy Company ("Electric Service Provider") is the utility company selected by Landlord to provide electricity service for the Building. Notwithstanding the foregoing, if permitted by Law, Landlord shall have the right at any time and from time to time during the Lease Term, or any extensions or renewals thereof, to either contract for service from a different company or companies providing electricity service (each such company shall hereinafter be referred to as an "Alternate Service Provider") or continue to contract for service from the Electric Service Provider. Tenant shall cooperate with Landlord, the Electric Service Provider, and any Alternate Service Provider at all times and, as reasonably necessary, shall allow

Landlord, Electric Service Provider, and any Alternate Service Provider reasonable access to the Building's electric lines, feeders, risers, wiring, and any other machinery within the Premises. Landlord shall in no way be liable or responsible for any loss, damage, or expense that Tenant may sustain or incur by reason of any change, failure, interference, disruption, or defect in the supply or character of the electric energy furnished to the Premises, or if the quantity or character of the electric energy supplied by the Electric Service Provider or any Alternate Service Provider is no longer available or suitable for Tenant's requirements, and no such change, failure, defect, unavailability, or unsuitability shall constitute an actual or constructive eviction, in whole or in part, or entitle Tenant to any abatement or diminution of rent, or relieve Tenant from any of its obligations under the Lease. The failure by Landlord to any extent to furnish, or the interruption or termination of these defined services in whole or in part, resulting from adherence to laws, regulations and administrative orders, force majeure or any other causes beyond the reasonable control of Landlord shall not render Landlord liable in any respect nor be construed as a constructive eviction of Tenant, nor work an abatement of rent, nor relieve Tenant from the obligation to fulfill any covenant or agreement hereof. Should any of the equipment or machinery used in the provision of such services for any cause cease to function properly, Landlord shall use reasonable diligence to repair such equipment or machinery but Tenant shall have no claim for offset or abatement of rent or damages on account of an interruption in service thereby or resulting therefrom. Except as expressly provided herein, Landlord shall not be required to make any repairs to or maintain the Premises.

8.   Improvements to be Made by Landlord. Except as otherwise provided in the Work Letter Agreement attached hereto as Exhibit "D", all installations and improvements now or hereafter placed on or in the Premises shall be subject to the provisions of Paragraph 10 hereof and shall be for Tenant's account and at Tenant's cost (and Tenant shall pay ad valorem taxes and increased insurance thereon or attributable thereto), which cost shall be payable by Tenant to Landlord upon demand as additional rent. Such additional rent shall not be construed as including taxes assessed against improvements in the Premises which are subject to personal property taxes. Such personal property taxes shall remain the sole responsibility of the Tenant.

9.   Graphics. Landlord shall provide and install, at Tenant's cost, all letters or numerals on the exterior of the Premises; all such letters and numerals shall be in the standard graphics for the Building and no others shall be used or permitted on the Premises without Landlord's prior written consent. Tenant acknowledges that the standard Building graphics are acceptable to Tenant.

10.   Repairs and Alterations by Tenant. Tenant covenants and agrees with Landlord, at Tenant's own cost and expense, to keep the Premises in good condition and repair and to repair or replace any damage done to the Building, or any part thereof, caused by Tenant or Tenant's agents, servants, employees, customers, licensees, or invitees. Tenant further covenants and agrees that such repairs shall restore the Building to as good a condition as it was in prior to such damage and that such repairs shall be effected in compliance with all applicable laws. If Tenant fails to make such repairs or replacements promptly, Landlord may, at its option, make such repairs or replacements, and Tenant shall pay the cost thereof to the Landlord on demand as additional rent. Tenant agrees with Landlord not to make or allow to be made any alterations to the Premises, install any vending machines on the Premises, or place signs on the Premises which are visible from outside the Premises, without first obtaining the written consent of Landlord in each such instance, which consent may be refused or given on such conditions as Landlord may elect. Tenant agrees to keep the areas visible from outside the Premises in a neat, clean and attractive condition at all times. All paint, wall coverings, signs, artwork, floor materials, floor coverings, furniture and other articles visible from outside the Premises and the arrangement, style, color and appearance thereof, and any changes thereto shall be approved in advance of installation by Landlord, in its sole and absolute discretion. Tenant agrees not to place anything in the Premises which exceeds the weight bearing capacity of the structure without prior written consent of the Landlord, which may be withheld in Landlord's sole discretion. Any and all alterations, additions, improvements, attached furniture, equipment, fixtures, and any unattached or movable equipment, furniture, trade fixtures or other personalty which was acquired with funds provided by or on behalf of Landlord installed on or located in or around the Premises shall become the property of Landlord upon the expiration or

earlier termination of this Lease or the early termination of Tenant's right to possession of the Premises. In addition, all other personal property which shall remain in the Premises for more than five (5) days following either the expiration or earlier termination of this Lease or the early termination of Tenant's right to possession of the Premises, or the entry of the Premises by Landlord following Tenant's default hereunder shall, at Landlord's option, become the property of Landlord. Landlord may, nonetheless, require Tenant to remove such fixtures, furniture, trade fixtures, equipment, improvements, alterations, additions and personal property, including but not limited to telephone, data, and or network cabling, installed on or located in the Premises as are designated by Landlord (the "Required Removables") at Tenant's sole cost. In the event that Landlord so elects, and Tenant fails to remove the Required Removables, Landlord may remove the Required Removables at Tenant's cost, and Tenant shall pay Landlord on demand, or Landlord may deduct from Tenant's Security Deposit, all costs incurred in removing, storing and/or disposing of the Required Removables. Landlord, at is sole option, shall inspect any and all alterations and repairs made by or on behalf of the Tenant. All costs associated with the inspection and testing of such alterations or repairs shall be reimbursed to Landlord by Tenant within ten (10) days of such demand. Notwithstanding the terms of this Lease to the contrary, the terms of this paragraph shall survive the expiration or earlier termination of this Lease or the early termination of Tenant's right to possession of the Premises.

11.   Use of Electrical Services by Tenant. Tenant's use of electrical services furnished by Landlord shall not exceed, either in voltage, rated capacity, or overall load that which is standard for the Building. In the event Tenant shall request that it be allowed to consume electrical services in excess of Building Standard, Landlord may refuse to consent to such usage or may consent upon such conditions as Landlord elects.

12.   Entry by Landlord. Tenant agrees to permit Landlord or its agents or representatives to enter into and upon any part of the Premises at all reasonable hours (and in emergencies at all times, by any means Landlord may deem proper, and without liability therefor) to inspect the same, or to show the Premises to prospective purchasers, mortgagees, tenants, or insurers, or to clean or make repairs, alterations or additions thereto, and Tenant shall not be entitled to any abatement or reduction of rent by reason thereof.

13.   Assignment and Subletting.

(a)   Tenant shall not assign, sublease, transfer or encumber this Lease or any interest therein or grant any license, concession, or other right of occupancy of the Premises or any portion thereof or otherwise permit the use of the Premises or any portion thereof by any party other than Tenant (any of which events is hereinafter called an "assignment") without the prior written consent of Landlord. The tender of the payment of rent and the acceptance by Landlord shall not be construed as an approved assignment or sublease hereunder. Any such attempted assignment in violation of the terms and covenants of this Paragraph 13 shall, exercisable in Landlord's sole and absolute discretion, be voidable. Consent by Landlord to one or more assignments shall not operate as a waiver of Landlord's rights as to any subsequent assignments. In addition, Tenant shall not, without Landlord's consent, publicly offer to assign the Lease nor advertise the Lease for assignment in any media, including but not limited to newspapers, periodicals, radio, television, circulars or brochures. In the event Tenant or any agent, representative or broker acting on behalf of Tenant or with Tenant's knowledge violates the provisions of the foregoing sentence, in addition to all of the remedies which Landlord may have at law, in equity, or pursuant to the terms of this Lease, Landlord shall be entitled to seek injunctive relief preventing such action and Tenant shall be responsible for all costs incurred by Landlord in connection with seeking such injunctive relief, including reasonable attorney fees.

(b)   If Tenant requests Landlord's consent to an assignment, Tenant shall submit to Landlord, in writing, the name of the proposed assignee and the nature and character of the business of the proposed assignee, the term, use, rental rate and all other material terms and conditions of the proposed assignment, including, without limitation, evidence satisfactory to Landlord that the proposed assignee is financially responsible. Landlord shall either (i) consent to or refuse to consent to such assignment in writing (but no such consent to an assignment shall relieve Tenant or any guarantor of Tenant's obligations under this Lease of any liability hereunder), or (ii) negotiate directly with the proposed assignee and (in the event Landlord is able to reach agreement with such proposed assignee) upon execution of a lease with such assignee, terminate this Lease (in part or in whole, as appropriate) upon thirty (30) days' notice. If Landlord should fail to notify Tenant in writing of its decision within a thirty (30) day period after the later of the date Landlord is notified in writing of the proposed assignment or the date Landlord has received all required information concerning the proposed assignee and the proposed assignment, Landlord shall be deemed to have refused to consent to such assignment, and to have elected to keep this Lease in full force and effect. In the event Landlord consents to any such assignment, the assignment shall be on a form approved by Landlord, and Tenant shall bear all costs and expenses incurred by Landlord in connection with the review and approval of such documentation, including reasonable attorney fees. In no event shall the proposed tenant or assignee be an existing occupant of any space in the Building or an affiliate of such occupant.

(c)   All cash or other proceeds of any assignment of Tenant's interest in this Lease and/or the Premises, whether consented to by Landlord or not, shall be paid to Landlord notwithstanding the fact that such proceeds exceed the rentals called for hereunder, unless Landlord agrees to the contrary in writing, and Tenant hereby assigns all rights it might have or ever acquire in any such proceeds to Landlord. In addition to the rent hereunder, Tenant hereby covenants and agrees to pay to Landlord all rent and other consideration which it receives which is in excess of the rent payable hereunder within ten (10) days following receipt thereof by Tenant. This covenant and assignment shall benefit Landlord and its successors in ownership of the Building and shall bind Tenant and Tenant's heirs, executors, administrators, personal representatives, successors and assigns. In addition to any other rights and remedies which Landlord may have hereunder, at law or in equity, in the event Tenant has failed to pay any rent due hereunder on or before five (5) days following the date on which it is due, Landlord shall have the right to contact any assignee and require that from that time forward all payments made pursuant to the assignment shall be made directly to the Landlord. Any assignee of Tenant's interest in this Lease (all such assignees being hereinafter referred to as "Successors"), by occupying the Premises and/or assuming Tenant's obligations hereunder, shall be deemed to have assumed liability to Landlord for all amounts paid to persons other than Landlord by such Successors in consideration of any such assignment in violation of the provisions hereof.

(d)   If Tenant is a corporation and if at any time during the Lease Term, or any extensions or renewals thereof, the person or persons who own the voting shares at the time of the execution of this Lease cease for any reason, including but not limited to merger, consolidation or other reorganization involving another corporation, to own a majority of such shares or if Tenant is a partnership and if at any time during the Lease Term, or any extensions or renewals thereof, the general partner or partners who own the general partnership interests in the partnership at the time of the execution of this Lease, cease for any reason to own a majority of such interests (except as the result of transfers by gift, bequest or inheritance to or for the benefit of members of the immediate family of such original shareholder(s) or partner(s)), such an event shall be deemed to be an assignment. The preceding sentence shall not apply whenever Tenant is a corporation the outstanding stock of which is listed on a recognized security exchange, or if at least eighty per cent (80%) of its voting stock is owned by another corporation, the voting stock of which is so listed.

(e)   Tenant shall, despite any permitted assignment or sublease, remain directly and primarily liable for the performance of all of the covenants, duties, and obligations of Tenant hereunder and Landlord shall be permitted to enforce the provisions of this Lease against Tenant or any assignee or sublessee without demand upon or proceeding in any way against any other person. Moreover, in the event that the rental due and payable by a sublessee (or a combination of the rental payable under such sublease, plus any bonus or other consideration thereof incident thereto) exceeds the rent payable under this Lease, or if with respect to a permitted assignment, permitted license, or other transfer by Tenant permitted by Landlord, the consideration payable to Tenant by the assignee, licensee or other transferee exceeds rent payable under this Lease, then Tenant shall be bound and obligated to pay Landlord all such excess rental and other excess consideration within ten(10) days following receipt thereof by Tenant from such sublessee, assignee, licensee or other transferee, as the case may be.

14. Mechanic's Liens. Tenant will not permit any mechanic's liens or other liens to be placed upon the Premises, the Building, or the Property and nothing in this Lease shall be deemed or construed in any way as constituting the consent or request of Landlord, express or implied, by inference or otherwise, to any person for the performance of any labor or the furnishing of any materials to the Premises, the Building, or the Property or any part thereof, nor as giving Tenant any right, power, or authority to contract for or permit the rendering of any services or the furnishing of any materials that would give rise to any mechanic's or other liens against the Premises, the Building, or the Property. In the event any such lien is attached to the Premises, the Building, or the Property, then, in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same. Any amount paid by Landlord for any of the aforesaid purposes including, but not limited to, attorneys fees, shall be paid by Tenant to Landlord promptly on demand as additional rent. In the event Landlord does consent to the performance of any labor or the furnishing of any materials to the Premises, the Building, or the Property by any party, which consent must be in writing, Tenant shall be responsible for insuring that all such persons procure and maintain insurance coverage against such risks, in such amounts and with such companies as Landlord may require, including, but not limited to, Builder's Risk and Worker's Compensation insurance. Tenant shall within ten (10) days of receiving such notice of lien or claim (a) have such lien or claim released or (b) deliver to Landlord a bond in form, content, amount and issued by surety, satisfactory to Landlord, indemnifying, protecting, defending and holding harmless the Indemnitees (as defined in Paragraph 18 hereafter) against all costs and liabilities resulting from such lien or claim and the foreclosure or attempted foreclosure thereof.

15. Property Insurance.

(a) Landlord shall maintain fire and extended coverage insurance on the Building and the Premises in such amounts as Landlord elects. The cost of such insurance shall be included as a part of the Basic Costs, and payments for losses thereunder shall be made solely to Landlord or the mortgagees of Landlord as their interests shall appear.

(b) Tenant shall maintain at its expense, in an amount equal to full replacement cost, fire and extended coverage insurance on all of its personal property, including removable trade fixtures and leasehold and tenant improvements, located in the Premises and in such additional amounts as are required to meet Tenant's obligations pursuant to Paragraph 19 hereof and with deductibles in an amount reasonably satisfactory to Landlord. Tenant shall furnish evidence satisfactory to Landlord of the maintenance and timely renewal of such insurance, and Tenant shall obtain and deliver to Landlord a written obligation on the part of each insurer to notify Landlord at least sixty (60) days prior to the modification, cancellation or expiration of such insurance policies. In the event Tenant shall not have delivered to Landlord a policy or certificate evidencing such insurance at least sixty (60) days prior to the expiration date of each expiring policy, Landlord may obtain such insurance as Landlord may reasonably require to protect Landlord's interest (which obtaining of insurance shall not be deemed to be a waiver of Tenant's default hereunder). The cost to Landlord of obtaining such policies, plus an administrative fee in the amount of fifteen percent (15%) of the cost of such policies shall be paid by Tenant to Landlord as additional rent upon demand.

(c) Tenant hereby waives on behalf of itself and its insurers (none of which shall ever be assigned any such claim or be entitled thereto due to subrogation or otherwise) any and all rights of recovery, claim, action, or cause of action, against the Landlord, its agents, officers, and employees and Building Manager, for any loss or damage that may occur to the Premises, or any improvements thereto or the Building of which the Premises are a part, or any improvements thereto, or any personal property therein, by reason of fire, the elements, or any other cause(s) which are, or could be, insured against under the terms of the standard fire and extended coverage insurance policies referred to in this Paragraph 15, regardless of whether such insurance is actually maintained and regardless of the cause or origin of the damage involved, including sole, joint or concurrent, negligence of Landlord, its agents, officers, employees, or Building Manager.

16.   Liability Insurance.

(a)   Tenant and Landlord shall, each at its own expense, maintain during the Lease Term, and any extensions or renewals thereof, a policy or policies of commercial general liability insurance (including endorsement or separate policy for owned or non-owned automobile liability) with respect to the respective activities of each in the Building and on the Property, with the premiums thereon fully paid on or before the due date, issued by and binding upon an insurance company or companies approved by Landlord. Such insurance shall afford minimum protection of not less than $1,000,000.00 per occurrence per person coverage for bodily injury, property damage, personal injury, or combination thereof. The term "personal injury" herein used means false arrest, detention or imprisonment, malicious prosecution, wrongful entry, libel and slander. If only a combined single limit coverage is available, it shall be for at least $1,000,000.00 per occurrence with an umbrella policy of at least $5,000,000.00 combined single limit per occurrence. Tenant's insurance policy shall name Landlord, and Building Manager as an additional insured and shall include coverage for the contractual liability of Tenant to indemnify Landlord and Building Manager pursuant to Paragraph 18 of this Lease and shall have deductibles in an amount reasonably satisfactory to Landlord. Tenant shall furnish certificates of such insurance and such other evidence satisfactory to Landlord of the maintenance of all insurance coverages required hereunder, and Tenant shall obtain a written obligation on the part of each insurance company to notify Landlord at least 30 days before cancellation of a material change of any such insurance. All such insurance policies shall be in form and issued by companies reasonably satisfactory to Landlord.

(b)   Tenant hereby waives subrogation on its behalf and on behalf of its insurer, to the extent subrogation on a paid claim can be legally waived prior to loss by contract between the parties, with respect to any payment made by such insurer under any liability policy. Landlord shall not be liable to the Tenant or any insurance company (by way of subrogation or otherwise) insuring the Tenant for any loss or damage to any property, or bodily injury or personal injury even though such loss or damage might have been occasioned by the negligence of Landlord, its agents, or employees, or Building Manager, if any such loss or damage is covered by insurance benefiting the party suffering such loss or damage or was required to be covered by insurance pursuant to this Lease.

17.   Workers Compensation Insurance.

(a)   Tenant shall obtain and maintain in force worker's compensation in full compliance with all applicable state and federal laws or regulations or as required by the Landlord and covering all employees of Tenant and employer's liability insurance of not less than $500,000 to cover Tenant's liability to its employees. Tenant shall furnish certificates of such insurance and such other evidence satisfactory to Landlord of the maintenance of all insurance coverages required hereunder, and Tenant shall obtain a written obligation on the part of each insurance company to notify Landlord at least thirty (30) days before cancellation or a material change of any such insurance. All such insurance policies shall be in form and issued by companies reasonably satisfactory to Landlord.

(b)   Tenant hereby waives subrogation on its behalf and on behalf of its insurer, to the extent subrogation on a paid claim can be legally waived prior to loss by contract between the parties, with respect to any payment made pursuant to a worker's compensation policy. Landlord shall not be liable to the Tenant or any insurance company (by way of subrogation or otherwise) insuring the Tenant for any loss or damage for bodily injury or personal injury, or any resulting loss of income, or losses from workers' compensation laws and benefits, even though such loss or damage might have been occasioned by the negligence of Landlord, its agents or employees, or Building Manager, if any such loss or damage is covered by insurance benefiting the party suffering such loss or damage or was required to be covered by insurance pursuant to this Lease.

18. Indemnity. Neither Landlord nor any of its officers, directors, employees, Building Manager, or agents shall be liable to Tenant, or to Tenant's agents, servants, employees, customers, licensees, or invitees for any injury to person or damage to property caused by any act, omission, or neglect of Tenant, its agents, servants, employees, customers, invitees, licensees or any other person entering the Premises, the Building or upon the Property under the invitation of Tenant or arising out of the use of the Property, Building or Premises by Tenant and the conduct of its business or out of a default by Tenant in the performance of its obligations hereunder. Tenant hereby indemnifies and holds Landlord and its officers, directors, employees, Building Manager and agents ("Indemnitees), harmless from all liability and claims for any property damage, or bodily injury or death of, or personal injury to, a person in or on the Premises, or at any other place, including the Property or the Building, caused, in whole or in part, by Tenant, its employees, agents, servants, customers, invitees or licensees and this indemnity shall be enforceable to the full extent whether such liability and claims are the result of the sole, joint or concurrent acts, negligent or intentional, or otherwise, of Tenant, or its employees, agents, servants, customers, invitees or licensees. Such indemnity for the benefit of Indemnitees shall be enforceable even if Indemnitees, or any one or more of them have or has caused or participated in causing such liability and claims by their joint or concurrent acts, negligent or intentional, or otherwise. Notwithstanding the terms of this Lease to the contrary, the terms of this paragraph shall survive the expiration or earlier termination of this Lease or the early termination of Tenant's right to possession of the Premises.

19. Casualty Damage. If the Premises or any part thereof shall be damaged by fire or other casualty, Tenant shall give prompt written notice thereof to Landlord. In case the Building shall be so damaged that substantial alteration or reconstruction of the Building shall, in Landlord's sole opinion, be required (whether or not the Premises shall have been damaged by such casualty) or in the event there is less than two (2) years of the Lease Term, or any extension or renewal thereof, remaining or in the event any mortgagee of Landlord's should require that the insurance proceeds payable as a result of a casualty be applied to the payment of the mortgage debt or in the event of any material uninsured loss to the Building, Landlord may, at its option, terminate this Lease by notifying Tenant in writing of such termination within ninety (90) days after the date of such casualty. If Landlord does not thus elect to terminate this Lease, Landlord shall commence and proceed with reasonable diligence to restore the Building, and the improvements located within the Premises, if any, for which Landlord had financial responsibility pursuant to the Work Letter Agreement attached hereto as Exhibit "D" (except that Landlord shall not be responsible for delays not within the control of Landlord) to substantially the same condition in which it was immediately prior to the happening of the casualty. Notwithstanding the foregoing, Landlord's obligation to restore the Building, and the improvements located within the Premises, if any, for which Landlord had financial responsibility pursuant to the Work Letter Agreement, shall not require Landlord to expend for such repair and restoration work more than the insurance proceeds actually received by the Landlord as a result of the casualty and Landlord's obligation to restore shall be further limited so that Landlord shall not be required to expend for the repair and restoration of the improvements located within the Premises, if any, for which Landlord had financial responsibility pursuant to the Work Letter Agreement, more than the dollar amount of the Allowance, if any, described in the Work Letter Agreement. When the repairs described in the preceding two sentences have been completed by Landlord, Tenant shall complete the restoration of all improvements, including furniture, fixtures and equipment, which are necessary to permit Tenant's reoccupancy of the Premises. Except as set forth above, all cost and expense of reconstructing the Premises shall be borne by Tenant, and Tenant shall present Landlord with evidence satisfactory to Landlord of Tenant's ability to pay such costs prior to Landlord's commencement of repair and restoration of the Premises. Landlord shall not be liable for any inconvenience or annoyance to Tenant or injury to the business of Tenant resulting in any way from such damage or the repair thereof, except that, subject to the provisions of the next sentence. Landlord shall allow Tenant a fair diminution of rent during the time and to the extent the Premises are unfit for occupancy. If the Premises or any other portion of the Building is damaged by fire or other casualty resulting from the fault or negligence of Tenant or any of Tenant's agents, employees, or invitees, the rent hereunder shall not be diminished during the repair of such damage and Tenant shall be liable to Landlord for the cost of the repair and restoration of the Building caused thereby to the extent such cost and expense is not covered by insurance proceeds. Notwithstanding anything in

this Article 19 to the contrary, if all or any portion of the Premises shall be made untenantable by a fire or other casualty, Landlord shall with reasonable promptness, cause an architect or general contractor selected by Landlord to estimate the amount of time required to substantially complete repair and restoration of the Premises and make the Premises tenantable again, using standard working methods (the "Completion Estimate"). If the Completion Estimate indicate that the Premises cannot be made tenantable within six (6) months from the date the repair and restoration is started, either party shall have the right to terminate this Lease by giving written notice to the other of such election within ten (10) days after its receipt of the Completion Estimate. Tenant, however, shall not have the right to terminate this Lease in the event that the fire or casualty in question was caused by the negligence or intentional misconduct of Tenant. If the Completion Estimate indicates that the Premises can be made tenantable within six (6) months from the date the repair and restoration is started and Landlord has not otherwise exercised its right to terminate the Lease pursuant to the terms hereof, or if the Completion Estimate indicates that the Premises cannot be made tenantable within six (6) months but neither party terminates this Lease pursuant to this Article 19, Landlord shall proceed with reasonable promptness to repair and restore the Premises.

20. Damages from Certain Causes. Landlord shall not be liable to Tenant for any injury to person or damage to property sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in the Premises or any other portion of the Building caused by the Premises or any other portion of the Building becoming out of repair or by defect in or failure of equipment, pipes, or wiring, or by broken glass, or by the backing up of drains, or by gas, water, steam, electricity, or oil leaking, escaping or flowing into the Premises (except where due to Landlord's willful failure to make repairs required to be made pursuant to other provisions of this Lease, after the expiration of a reasonable time after written notice to Landlord of the need for such repairs), nor shall Landlord be liable to Tenant for any loss or damage that may be occasioned by or through the acts or omissions of other tenants of the Building or of any other persons whomsoever, including, but not limited to riot, strike, insurrection, war, court order, requisition, order of any governmental body or authority, acts of God, fire or theft.

21. Condemnation. If the whole or any substantial part of the Premises or if the Building or any portion thereof which would leave the remainder of the Building unsuitable for use as an office building comparable to its use on the Commencement Date, shall be taken or condemned for any public or quasi-public use under governmental law, ordinance or regulation, or by right of eminent domain, or by private purchase in lieu thereof, then Landlord may, at its option, terminate this Lease and the rent shall be abated during the unexpired portion of this Lease, effective when the physical taking of said Premises or said portion of the Building shall occur. In the event this Lease is not terminated, the rent for any portion of the Premises so taken or condemned shall be abated during the unexpired term of this Lease effective when the physical taking of said portion of the Premises shall occur. All compensation awarded for any such taking or condemnation, or sale proceeds in lieu thereof, shall be the property of Landlord, and Tenant shall have no claim thereto, the same being hereby expressly waived by Tenant, except for any portions of such award or proceeds which are specifically allocated by the condemning or purchasing party for the taking of or damage to trade fixtures of Tenant, which Tenant specifically reserves to itself.

22. Hazardous Substances. Tenant hereby represents and warrants to Landlord the following:

(a) No toxic or hazardous substances or wastes, pollutants or contaminants (including, without limitation, asbestos, urea formaldehyde, the group of organic compounds known as polychlorinated biphenyls, petroleum products including gasoline, fuel oil, crude oil and various constituents of such products, radon, and any hazardous substance as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601-9657, as amended ("CERCLA") (collectively, "Environmental Pollutants") will be generated, treated, stored, released or disposed of, or otherwise placed, deposited in or located on the Premises or Building, and no activity shall be taken on the Premises or Building that would cause or contribute to (i) the Premises to become a generation, treatment, storage or disposal facility within the meaning of or otherwise bring the Premises within the ambit of the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. 5901 et. seq., or any similar state law or local ordinance, (ii) a release or threatened release of toxic or hazardous wastes or substances, pollutants or contaminants, from the Premises or Building within the meaning of, or otherwise result in liability in connection with the Premises within the ambit of CERCLA, or any similar state law or local ordinance, or (iii) the discharge of pollutants or effluents into any water source or system, the dredging or filling of any waters, or the discharge into the air of any emissions, that would require a permit under the Federal Water Pollution Control Act, 33 U.S.C. 1251 et. seq., or the Clean Air Act, 42 U.S.C. 7401 et. seq. or any similar state law or local ordinance (collectively, "Environmental Law").

(b) Tenant agrees to indemnify and hold the Indemnitees (as defined in Paragraph 18 herein) harmless from and against and to reimburse the Indemnitees with respect to, any and all claims, demands, causes of action, loss, damage, liabilities, costs and expenses (including attorneys' fees and court costs) of any and every kind or character, known or unknown, fixed or contingent, asserted against or incurred by Landlord at any time and from time to time by reason of or arising out of the breach of any representation or warranty contained in Section 22. (a) above.

(c) Tenant shall immediately notify Landlord in writing of any release or threatened release of toxic or hazardous wastes or substances, pollutants or contaminants whether or not the release is in quantities that would require under law the reporting of such release to a governmental or regulatory agency.

(d) Tenant shall also immediately notify Landlord in writing of, and shall contemporaneously provide Landlord with a copy of (i) any written notice of release of hazardous wastes or substances, pollutants or contaminants on the Premises that is provided by Tenant or any subtenant or other occupant of the Premises to a governmental or regulatory agency; (ii) any notice of a violation, or a potential or alleged violation, of any Environmental Law that is received by Tenant or any subtenant or other occupant of the Premises from any governmental or regulatory agency; (iii) any inquiry, investigation, enforcement, cleanup, removal, or other action that is instituted or threatened by a governmental or regulatory agency against Tenant or any subtenant or other occupant of the Premises and that relates to the release or discharge of hazardous wastes or substances, pollutants or contaminants on or from the Premises; and (iv) any claim that is instituted or threatened by any third party against Tenant or any subtenant or other occupant of the Premises and that relates to any release or discharge of hazardous wastes or substances, pollutants or contaminants on or from the Premises; and (v) any notice of the loss of any environmental operating permit by Tenant or any subtenant or other occupant of the Premises. Failure to comply with this section shall constitute a material default under the Lease. Notwithstanding the terms of this Lease to the contrary, the terms of this Paragraph 24 shall survive the expiration or earlier termination of this Lease or the early termination of Tenant's right to possession of the Premises.

23.   Americans with Disabilities Act . Tenant agrees to comply with all requirements of the Americans with Disabilities Act (Public Law (July 26, 1990) applicable to the Premises and such other current acts or other subsequent acts, (whether federal or state) addressing like issues as are enacted or amended. Tenant agrees to indemnify and hold Landlord harmless from any and all expenses, liabilities, costs or damages suffered by Landlord as a result of additional obligations which may be imposed on the Building or the Property under such acts by virtue of Tenant's operations and/or occupancy, including the alleged negligence of the Landlord. Tenant acknowledges that it will be wholly responsible for any provision of the Lease which could arguably be construed as authorizing a violation of the Americans with Disabilities Act. Any such provision shall be interpreted in a manner which permits compliance with such Act and is hereby amended to permit such compliance.

24.   Events of Default/Remedies.

(a)   The following events shall be deemed to be events of default under this Lease:

(i) Tenant shall fail to pay when due any Base Rental or other rent payable by Tenant to Landlord under this Lease (hereinafter sometimes referred to as a "Monetary Default").

(ii) Any failure by Tenant (other than a Monetary Default) to comply with any term, provision or covenant of this Lease, which failure is not cured within ten (10) days after delivery to Tenant of notice of the occurrence of such failure.

(iii) Tenant or any Guarantor shall become insolvent, or shall make a transfer in fraud of creditors, or shall commit an act of bankruptcy or shall make an assignment for the benefit of creditors, or Tenant or any Guarantor shall admit in writing its inability to pay its debts as they become due.

(iv) Tenant or any Guarantor shall file a petition under any section or chapter of the United States Bankruptcy Code, as amended, pertaining to bankruptcy, or under any similar law or statute of the United States or any State thereof, or Tenant or any Guarantor shall be adjudged bankrupt or insolvent in proceedings filed against Tenant or any Guarantor thereunder; or a petition or answer proposing the adjudication of Tenant or any Guarantor as a bankrupt or its reorganization under any present or future federal or state bankruptcy or similar law shall be filed in any court and such petition or answer shall not be discharged or denied within sixty (60) days after the filing thereof.

(v) A receiver or trustee shall be appointed for all or substantially all of the assets of Tenant or any Guarantor or of the Premises or of any of Tenant's property located thereon in any proceeding brought by Tenant or any Guarantor, or any such receiver or trustee shall be appointed in any proceeding brought against Tenant or any Guarantor and shall not be discharged within sixty (60) days after such appointment or Tenant or such Guarantor shall consent to or acquiesce in such appointment.

(vi) The leasehold estate hereunder shall be taken on execution or other process of law in any action against Tenant.

(vii) Tenant shall abandon or vacate any substantial portion of the Premises without the prior written permission of Landlord. If Tenant or any other person acting on Tenant's behalf has removed, is removing or has made preparations to remove (other than in the normal course of business) goods, equipment, fixtures or other property from the Premises in amounts substantial enough to indicate a probable intent to abandon or vacate the Premises without the prior written permission of Landlord, Tenant's abandonment of the Premises shall be deemed conclusively established for all purposes. To the extent permitted by law, the provisions of the foregoing sentence shall supersede the applicable statutory provisions to the contrary.

(viii) Tenant shall fail to take possession of and occupy the Premises within thirty (30) days following the Commencement Date and thereafter continuously conduct its operations in the Premises for the Permitted Use as set forth in Paragraph 4 hereof.

(ix) The liquidation, termination, dissolution, forfeiture of right to do business or death of Tenant or any Guarantor.

(b) Upon the occurrence of any event or events of default under this Lease, whether enumerated in this Paragraph or not, Landlord shall have the option to pursue any one or more of the following remedies without any notice (except as expressly prescribed herein) or demand for possession whatsoever (and without limiting the generality of the foregoing, Tenant hereby specifically waives notice and demand for payment of rent or other obligations due and waives any and all other notices or demand requirements imposed by applicable law):

(i) Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord. If Tenant fails to surrender the Premises upon termination of the Lease hereunder, Landlord may without prejudice to any other remedy which it may have for possession or arrearages in rent, enter upon and take possession of the Premises and expel or remove Tenant and any other person who may be occupying said Premises, or any part thereof, by force, if necessary, without being liable for prosecution or any claim of damages therefor, and Tenant hereby agrees to pay to Landlord on demand the amount of all loss and damage which Landlord may suffer by reason of such termination, whether through inability to relet the Premises on satisfactory terms or otherwise, specifically including but not limited to all Costs of Reletting (hereinafter defined) and any deficiency that may arise by reason of any reletting. If such termination is caused by the failure to pay rent and/or the abandonment of any substantial portion of the Premises, Landlord may elect, by sending written notice thereof to Tenant, to receive liquidated damages in an amount equal to the Base Rental and other rent payable hereunder for the month during which the Lease is terminated times the lesser of (A) twelve (12) or (B) the number of months remaining in the Lease Term as of the date of such failure to pay rent and/or abandonment of any substantial portion of the Premises. Such liquidated damages shall be in lieu of the payment of loss and damage Landlord may suffer by reason of such termination as provided in the preceding sentence but shall not be in lieu of or reduce in any way any amount (including accrued rent) or damages due to breach of covenant (whether or not liquidated) payable by Tenant to Landlord which is accrued and outstanding at the time of the termination of the Lease.

(ii) Enter upon and take possession of the Premises and expel or remove Tenant or any other person who may be occupying said Premises, or any part thereof, by force, if necessary, without having any civil or criminal liability therefor and without terminating this Lease. Landlord may (but shall be under no obligation to) relet the Premises or any part thereof for the account of Tenant, in the name of Tenant or Landlord or otherwise, without notice to Tenant for such term or terms which may be greater or less than the period which would otherwise have constituted the balance of the Lease Term and on such conditions (which may include concessions or free rent) and for such uses as Landlord in its absolute discretion may determine, and Landlord may collect and receive any rents payable by reason of such reletting. Tenant agrees to pay Landlord on demand all Costs of Reletting and any deficiency that may arise by reason of such reletting. Landlord shall not be responsible or liable for any failure to relet the Premises or any part thereof or for any failure to collect any rent due upon any such reletting. No such re-entry or taking of possession of the Premises by Landlord shall be construed as an election on Landlord's part to terminate this Lease unless a written notice of such termination is given to Tenant.

(iii) Enter upon the Premises by force if necessary without having any civil or criminal liability therefor, and do whatever Tenant is obligated to do under the terms of this Lease and Tenant agrees to reimburse Landlord on demand for any expense which Landlord may incur in thus affecting compliance with Tenant's obligations under this Lease together with interest at the lesser of a per annum rate equal to (I) the Maximum Rate or (ii) the Prime Rate plus five percent (5%) and Tenant further agrees that Landlord shall not be liable for any damages resulting to Tenant from such action, whether caused by the negligence of Landlord or otherwise.

(iv) Terminate this Lease by giving Tenant written notice thereof, in which event, Tenant shall pay to Landlord the sum of (i) all rent accrued hereunder through the date of termination, (ii) all Costs of Reletting, and (iii) an amount equal to (A) the total rent that Tenant would have been required to pay for the remainder of the Lease Term discounted to present value minus (B) the then present fair rental value of the Premises for such period, similarly discounted.

In order to regain possession of the Premises and to deny Tenant access thereto, Landlord or its agent may, at the expense and liability of the Tenant, alter or change any or all locks or other security devices controlling access to the Premises without posting or giving notice of any kind to Tenant. Landlord shall have no obligation to provide Tenant a key or grant Tenant access to the Premises so long as Tenant is in default under this Lease. Tenant shall not be entitled to recover possession of the Premises, terminate this Lease, or recover any actual, incidental, consequential, punitive, statutory or other damages or award of attorneys' fees, by reason of Landlord's alteration or change of any lock or other security device and the resulting exclusion from the Premises of the Tenant or

Tenant's agents, servants, employees, customers, licensees, invitees or any other persons from the Premises. Landlord may, without notice, remove and either dispose of or store, at Tenant's expense, any property belonging to Tenant that remains in the Premises after Landlord has regained possession thereof. Tenant acknowledges that the provisions of this subparagraph of this Lease supersedes applicable statutory provisions of the Colorado Revised Statutes and Tenant further warrants and represents that it hereby knowingly waives any rights it may have thereunder.

(c)   For purposes of this Lease, the term "Costs of Reletting" shall mean all costs and expenses incurred by Landlord in connection with the reletting of the Premises, including without limitation the cost of cleaning, renovation, repairs, decoration and alteration of the Premises for a new tenant or tenants, advertisement, marketing, brokerage and legal fees, the cost of protecting or caring for the Premises while vacant, the cost of removing and storing any property located on the Premises, any increase in insurance premiums caused by the vacancy of the Premises and any other out-of-pocket expenses incurred by Landlord including tenant inducements such as the cost of moving the new tenant or tenants and the cost of assuming any portion of the existing lease(s) of the new tenant(s).

(d)   Except as otherwise herein provided, no repossession or re-entering on the Premises or any part thereof pursuant to sub-paragraph (b) hereof or otherwise shall relieve Tenant or any Guarantor of its liabilities and obligations hereunder, all of which shall survive such repossession or re-entering. Notwithstanding any such repossession or re-entering on the Premises or any part thereof by reason of the occurrence of an event of default, Tenant will pay to Landlord the Base Rental and other rent or other sum required to be paid by Tenant pursuant to this Lease.

(e)   No right or remedy herein conferred upon or reserved to Landlord is intended to be exclusive of any other right or remedy, and each and every right and remedy shall be cumulative and in addition to any other right or remedy given hereunder or now or hereafter existing by agreement, applicable law or in equity. In addition to other remedies provided in this Lease, Landlord shall be entitled, to the extent permitted by applicable law, to injunctive relief in case of the violation, or attempted or threatened violation, of any of the covenants, agreements, conditions or provisions of this Lease, or to a decree compelling performance of any of the other covenants, agreements, conditions or provisions of this Lease, or to any other remedy allowed to Landlord at law or in equity. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default.

(f)   This Paragraph 24 shall be enforceable to the maximum extent such enforcement is not prohibited by applicable law, and the unenforceability of any portion thereof shall not thereby render unenforceable any other portion. To the extent any provision of applicable law requires some action by Landlord to evidence or effect the termination of this Lease or to evidence the termination of Tenant's right of occupancy, Tenant and Landlord hereby agree that written notice by Landlord to any of Tenant's agents, servants or employees, which specifically sets forth Landlord's intention to terminate, shall be sufficient to evidence and effect the termination herein provided for.

25.   Tenant Remedies. Except to the extent specifically provided herein, Tenant shall not have the right to an abatement of rent or to terminate this Lease as a result of Landlord's default as to any covenant or agreement contained in this Lease or as a result of the breach of any promise or inducement in connection herewith, whether in this Lease or elsewhere and Tenant hereby waives such remedies of abatement of rent and termination. Tenant hereby agrees that Tenant's remedies for default hereunder or in any way arising in connection with this Lease including any breach of any promise or inducement or warranty, express or implied, shall be limited to suit for direct and proximate damages provided that Tenant has given the notices as hereinafter required. Notwithstanding anything to the contrary contained in this Lease, the liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the interest of Landlord in the Building and the Property and Tenant agrees to look solely to Landlord's interest in the Building and the Property for the recovery of any judgment against the Landlord, it being intended that Landlord shall not be personally liable for any judgment or deficiency. Tenant hereby covenants

that, prior to the filing of any suit for direct and proximate damages, it shall give Landlord and all mortgagees whom Tenant has been notified hold mortgages or deed of trust liens on the Property, Building or Premises ("Landlord's mortgagees") notice and reasonable time to cure any alleged default by Landlord.

Notwithstanding the foregoing, Tenant shall bring such suit within six (6) months of the Landlord's default hereunder, unless agreed by the parties hereto to extend such time in writing. Tenant's failure to assert such rights within six (6) months shall be construed as a waiver of Tenant's remedies herein.

26.   No Waiver. Failure of Landlord to declare any default immediately upon its occurrence, or delay in taking any action in connection with an event of default, shall not constitute a waiver of such default, nor shall it constitute an estoppel against Landlord, but Landlord shall have the right to declare the default at any time and take such action as is lawful or authorized under this Lease. Failure by Landlord to enforce its rights with respect to any one default shall not constitute a waiver of its rights with respect to any subsequent default. Receipt by Landlord of Tenant's keys to the Premises shall not constitute an acceptance of surrender of the Premises. Receipt and application by Landlord of rent from a party other than the named Tenant hereunder shall not be construed as a permitted assignment or sublease.

27.   Event of Bankruptcy. In addition to, and in no way limiting the other remedies set forth herein Landlord and Tenant agree that if Tenant ever becomes the subject of a voluntary or involuntary bankruptcy, reorganization, composition, or other similar type proceeding under the federal bankruptcy laws, as now enacted or hereinafter amended, then:

(a)   "Adequate protection" of Landlord's interest in the Premises pursuant to the provisions of Section 361 and 363 (or their successor sections) of the Bankruptcy Code, 11 U.S.C. Paragraph 101, et seq. (such Bankruptcy Code as amended from time to time being herein referred to as the "Bankruptcy Code"), prior to assumption and/or assignment of the Lease by Tenant shall include, but not be limited to all (or any part) of the following:

(i) the continued payment by Tenant of the Base Rental and all other rent due and owing hereunder and the performance of all other covenants and obligations hereunder by Tenant;

(ii) the hiring of security guards to protect the Premises if Tenant abandons and/or ceases operations; such obligation of Tenant only to be effective so long as Tenant remains in possession and control of the Premises to the exclusion of Landlord;

(iii) the furnishing of an additional/new security deposit by Tenant in the amount of three (3) times the then-current monthly Base Rental and other rent payable hereunder.

(b)   "Adequate assurance of future performance" by Tenant and/or any assignee of Tenant pursuant to Bankruptcy Code Section 365 will include (but not be limited to) payment of an additional/new Security Deposit in the amount of three (3) times the then-current Base Rental payable hereunder.

(c)   Any person or entity to which this Lease is assigned pursuant to the provisions of the Bankruptcy Code, shall be deemed without further act or deed to have assumed all of the obligations of Tenant arising under this Lease on and after the effective date of such assignment. Any such assignee shall, upon demand by Landlord, execute and deliver to Landlord an instrument confirming such assumption of liability.

(d)   Notwithstanding anything in this Lease to the contrary, all amounts payable by Tenant to or on behalf of the Landlord under this Lease, whether or not expressly denominated as "rent", shall constitute "rent" for the purposes of Section 502(b)(6) of the Bankruptcy Code.

(e)   If this Lease is assigned to any person or entity pursuant to the provisions of the Bankruptcy Code, any and all monies or other considerations payable or otherwise to be delivered to Landlord (including Base Rentals and other rent hereunder), shall be and remain the exclusive property of Landlord and shall not constitute property of Tenant or of the bankruptcy estate of Tenant. Any and all monies or other considerations constituting Landlord's property under the preceding sentence not paid or delivered to Landlord shall be held in trust by Tenant or Tenant's bankruptcy estate for the benefit of Landlord and shall be promptly paid to or turned over to Landlord.

(f)   If Tenant assumes this Lease and proposes to assign the same pursuant to the provisions of the Bankruptcy Code to any person or entity who shall have made a bona fide offer to accept an assignment of this Lease on terms acceptable to the Tenant, then notice of such proposed offer/assignment, setting forth (i) the name and address of such person or entity; (ii) all of the terms and conditions of such offer, and (iii) the adequate assurance to be provided Landlord to assure such person's or entity's future performance under the Lease, shall be given to Landlord by Tenant no later than twenty (20) days after receipt by Tenant, but in any event no later than ten (10) days prior to the date that Tenant shall make application to a court of competent jurisdiction for authority and approval to enter into such assumption and assignment, and Landlord shall thereupon have the prior right and option, to be exercised by notice to Tenant given at any time prior to the effective date of such proposed assignment, to accept an assignment of this Lease upon the same terms and conditions and for the same consideration, if any, as the bona fide offer made by such persons or entity, less any brokerage commission which may be payable out of the consideration to be paid by such person for the assignment of this Lease.

(g)   To the extent permitted by law, Landlord and Tenant agree that this Lease is a contract under which applicable law excuses Landlord from accepting performance from (or rendering performance to) any person or entity other than Tenant within the meaning of Sections 365(c) and 365(e)(2) of the Bankruptcy Code.

28.   Peaceful Enjoyment. Tenant shall, and may peacefully have, hold, and enjoy the Premises, subject to the other terms hereof, provided that Tenant pays the rent and other sums herein recited to be paid by Tenant and performs all of Tenant's covenants and agreements herein contained. This covenant and any and all other covenants of Landlord shall be binding upon Landlord and its successors only with respect to breaches occurring during its or their respective periods of ownership of the Landlord's interest hereunder.

29.   Substitution. Landlord at his sole discretion shall be entitled to cause Tenant to relocate from the Premises to a reasonably comparable sized space, of comparable design and tenant improvements (the "Relocation Space") within the Building at any time upon prior written notice to Tenant. The reasonable costs actually incurred in connection with the physical relocation of the Tenant to the Relocation Space shall be at the expense of Landlord or the third party tenant replacing Tenant in the Premises and all other costs, if any, involved with such relocation shall be borne by Tenant. Such a relocation shall not terminate or otherwise affect or modify this Lease except that from and after the date of such relocation, "Premises" shall refer to the Relocation Space into which Tenant has been moved, rather than the original Premises as herein defined and the Base Rental shall be adjusted so that immediately following such relocation the Base Rental for the Relocation Space on a per square foot of Rentable Area basis shall be the same as the Base Rental immediately prior to such relocation for the original Premises on a per square foot of Rentable Area basis. Tenant's Pro Rata Share shall also be adjusted accordingly.

30.   Holding Over. In the event of holding over by Tenant after expiration or other termination of this Lease or in the event Tenant continues to occupy the Premises after the termination of Tenant's right of possession pursuant to Paragraph 24(b) hereof, Tenant shall become a Tenant at sufferance, throughout the entire holdover period, pay rent equal to twice the sum (or 200%) of the Base Rental and additional rent which would have been applicable had the term of this Lease continued through the period of such holding over by Tenant. No holding over by Tenant or

payments of money by Tenant to Landlord after the expiration of the term of this Lease shall be construed to extend the term of this Lease or prevent Landlord from recovery of immediate possession of the Premises by summary proceedings or otherwise unless Landlord has sent written notice to Tenant that Landlord has elected to extend the term of the Lease. Tenant shall be liable to Landlord for all damage, including any consequential damage, which Landlord may suffer by reason of any holding over by Tenant and Tenant shall indemnify Landlord against any and all claims made by any other tenant or prospective tenant against Landlord for delay by Landlord in delivering possession of the Premises to such other tenant or prospective tenant.

31. Subordination to Mortgage. Tenant accepts this Lease subject and subordinate to any mortgage, deed of trust or other lien presently existing or hereafter arising upon the Premises, or upon the Building and/or the Property and to any renewals, modifications, refinancings and extensions thereof, but Tenant agrees that any such mortgagee shall have the right at any time to subordinate such mortgage, deed of trust or other lien to this Lease on such terms and subject to such conditions as such mortgagee may deem appropriate in its discretion. This clause shall be self-operative and no further instrument of subordination shall be required. However, Landlord is hereby irrevocably vested with full power and authority to subordinate this Lease to any mortgage, deed of trust or other lien now existing or hereafter placed upon the Premises, or the Building and/or the Property and Tenant agrees upon demand to execute such further instruments subordinating this Lease or attorning to the holder of any such liens as Landlord may request. The terms of this Lease are subject to approval by the Landlord's existing lender(s) and any lender(s) who, at the time of the execution of this Lease, have committed or are considering committing to Landlord to make a loan secured by all or any portion of the Property, and such approval is a condition precedent to Landlord's obligations hereunder. In the event that Tenant should fail to execute any subordination or other agreement required by this Paragraph promptly as requested, Tenant hereby irrevocably appoints Landlord as its attorney-in-fact to execute such instrument in Tenant's name, place and stead, it being agreed that such power is one coupled with an interest in Landlord and is accordingly irrevocable. Tenant agrees that it will from time to time upon request by Landlord execute and deliver to such persons as Landlord shall request a statement in recordable form certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), stating the dates to which rent and other charges payable under this Lease have been paid, stating that Landlord is not in default hereunder (or if Tenant alleges a default stating the nature of such alleged default) and further stating such other matters as Landlord shall reasonably require. ·

32. Estoppel Certificate. Tenant agrees periodically to furnish within ten (10) days after so requested by Landlord, ground lessor or the holder of any deed of trust, mortgage or security agreement covering the Building, the Land, or any interest of Landlord therein, a certificate signed by a Tenant certifying (a) that this Lease is in full force and effect and unmodified (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications), (b) as to the Commencement Date and the date through which Base Rental and Tenant's additional rent have been paid, (c) that Tenant has accepted possession of the Premises and that any improvements required by the terms of this Lease to be made by Landlord have been completed to the satisfaction of Tenant, (d) that except as stated in the certificate no rent has been paid more than thirty (30) days in advance of its due date, (e) that the address for notices to be sent to Tenant is as set forth in this Lease (or has been changed by notice duly given and is as set forth in the certificate), (f) that except as stated in the certificate, Tenant, as of the date of such certificate, has no charge, lien, or claim of offset against rent due or to become due, (g) that except as stated in the certificate, Landlord is not then in default under this Lease, (h) as to the amount of Net Rentable Area then occupied by Tenant, that there are no renewal or extension options, purchase options, rights of first refusal or the like in favor of Tenant except as set forth in the Lease, (i) the amount and nature of accounts payable to Landlord under terms of this Lease and (j) as to such other matters as may be requested by Landlord or ground lessor or the holder of any such deed of trust, mortgage or security agreement. Any such certificate may be relied upon by any ground lessor, prospective purchaser, secured party, mortgagee or any beneficiary under any mortgage, deed of trust on the Building or the Property or any part thereof or interest of Landlord therein.

33.   Attorney's Fees. In the event either party defaults in the performance of any of the terms of this Lease and the other party employs an attorney in connection therewith, the defaulting party agrees to pay the prevailing party's reasonable attorneys' fees.

34.   Notice.

(a)   All notices required or permitted by this Lease shall be in writing and may be delivered in person (by hand or by messenger or courier service) or may be sent by certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission during normal business hours, and shall be deemed sufficiently given if served in a manner specified in this Section 34. The addresses noted below shall be that party's address for delivery or mailing of notice purposes. Either party may by written notice to the other specify a different address for notice purposes, except that upon Tenant's taking possession of the Premises, the Premises shall constitute Tenant's address for the purpose of mailing or delivering notices to Tenant. A copy of all notices required or permitted to be given to Landlord hereunder shall be concurrently transmitted to such party or parties at such addresses as Landlord may from time to time hereafter designate by written notice to Tenant.

If to Landlord: Koll Bren Fund VI, LP
                        c/o Transwestern Commercial Services
                        7979 E. Tufts Ave, Suite 115
                        Denver, Colorado 80237
                        Attn: Property Manager, Financial Plaza
                        Facsimile: (303) 407-1453

with a copy to: Murray List & Lippitt, LLP
                        1228 Fifteenth Street, Suite 201
                        Denver, Colorado 80202
                        Attn: Thomas M. List, Esq.
                        Telephone: (303) 623-3208
                        Facsimile: (303) 623-0960

If to Tenant: Merlin Software Corporation, Inc., a Colorado corporation, d/b/a
                        Merlin Technical Solutions, Inc.
                        7730 East Belleview Avenue
                        Suite A-301
                        Attn: _____
                        Telephone: _____
                        Facsimile: _____

(b)   Any notice sent by registered or certified mail, return receipt requested, shall be deemed given forty-eight (48) hours after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantees next day delivery shall be deemed given twenty-four (24) hours after delivery of the same to the United States Postal Service or courier. If any notice is transmitted by facsimile transmission or similar means, the same shall be deemed served or delivered upon telephone or facsimile confirmation of receipt of the transmission thereof, provided a copy is also delivered via delivery of mail. If notice is received on a Saturday or a Sunday or a legal holiday, it shall be deemed received on the next Business Day.

35.   Severability. If any term or provision of this Lease, or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and enforced to the fullest extent permitted by law.

36. Recordation. Tenant agrees not to record this Lease or any memorandum hereof.

37. Governing Law. This Lease and the rights and obligations of the parties hereto shall be interpreted, construed, and enforced in accordance with the laws of the State of Colorado.

38. Force Majeure. Whenever a period of time is herein prescribed for the taking of any action by Landlord, Landlord shall not be liable or responsible for, and there shall be excluded from the computation of such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions, or any other cause whatsoever beyond the control of Landlord.

39. Time of Performance. Except as expressly otherwise herein provided, with respect to all required acts of Tenant, time is of the essence of this Lease.

40. Transfers by Landlord. Landlord shall have the right to transfer and assign, in whole or in part, all of its rights and obligations hereunder and in the Building and Property referred to herein, and in such event and upon such transfer Landlord shall be released from any further obligations hereunder, and Tenant agrees to look solely to such successor in interest of Landlord for the performance of such obligations.

41. Commissions. Landlord and Tenant hereby indemnify and hold each other harmless against any loss, claim, expense or liability with respect to any commissions or brokerage fees claimed on account of the execution and/or renewal of this Lease due to any action of the indemnifying party.

42. Joint and Several Liability. If there is more than one Tenant, or if the Tenant as such is comprised of more than one person or entity, the obligations hereunder imposed upon Tenant shall be joint and several obligations of all such parties.

43. Authority. In the event Tenant is a corporation (including any form of professional association), partnership (general or limited), or other form of organization other than an individual, then each individual executing or attesting this Lease on behalf of Tenant hereby covenants, warrants and represents: (i) that such individual is duly authorized to execute or attest and deliver this Lease on behalf of Tenant in accordance with the organizational documents of Tenant; (ii) that this Lease is binding upon Tenant; (iii) that Tenant is duly organized and legally existing in the state of its organization, and is qualified to do business in the State of Colorado; (iv) that upon request, Tenant will provide Landlord with true and correct copies of all organizational documents of Tenant, and any amendments thereto; and (v) that the execution and delivery of this Lease by Tenant will not result in any breach of, or constitute a default under any mortgage, deed of trust, lease, loan, credit agreement, partnership agreement or other contract or instrument to which Tenant is a party or by which Tenant may be bound. If Tenant is a corporation, Tenant will, prior to the Commencement Date, deliver to Landlord a copy of a resolution of Tenant's board of directors authorizing or ratifying the execution and delivery of this Lease, which resolution will be duly certified to Landlord's satisfaction by the secretary or assistant secretary of Tenant.

44. Financial Condition of Tenant. Tenant acknowledges that the financial capability of Tenant to perform its obligations hereunder is material to Landlord and that Landlord would not enter into this Lease but for its belief, based on its review of Tenant's financial statements, that Tenant is capable of performing such financial obligations. Tenant hereby represents, warrants and certifies to Landlord that its financial statements are true and correct in all material respects.

45. Effect of Delivery of This Lease. Landlord has delivered a copy of this Lease to Tenant for Tenant's review only, and the delivery hereof does not constitute an offer to Tenant or option. This Lease shall not be effective until an original of this Lease executed by both Landlord and Tenant and an original Guaranty, if applicable, in the form attached hereto as Exhibit "G"

executed by each Guarantor is delivered to and accepted by Landlord, and this Lease has been approved by Landlord's mortgagee.

46. Entire Agreement. This Lease Agreement, including the following Exhibits:

Exhibit "A" - Property Description
Exhibit "B" - Outline and Location of Premises
Exhibit "C" - Payment of Excess Basic Cost
Exhibit "D" - Work Letter Agreement
Exhibit "E" - Parking
Exhibit "F" - Certificate of Insurance for Tenant
Exhibit "G" - Rules and Regulations
Exhibit "H" – Guaranty of Lease

constitute the entire agreement between the parties hereto with respect to the subject matter of this Lease. Tenant expressly acknowledges and agrees that Landlord has not made and is not making, and Tenant, in executing and delivering this Lease, is not relying upon, any warranties, representations, promises or statements, except to the extent that the same are expressly set forth in this Lease. All understandings and agreements heretofore had between the parties are merged in this Lease which alone fully and completely expresses the agreement of the parties, neither party relying upon any statement or representation not embodied in this Lease.

47. No Presumption Against Drafter. Landlord and Tenant understand, agree and acknowledge that (i) this Lease has been freely negotiated by both parties; and (ii) in any controversy, dispute or contest over the meaning, interpretation, validity, or enforceability of this Lease or any of its terms or conditions, there shall be no inference, presumption, or conclusion drawn whatsoever against either party by virtue of that party having drafted this Lease or any portion thereof.

48. Landlord's Lien. In addition to any statutory lien for rent in Landlord's favor, Landlord (the secured party for purposes hereof) shall have, subject to prior and superior perfected liens as of the date of this Lease, and Tenant (the debtor for purposes hereof) hereby grants to Landlord, a continuing security interest for all Base Rental, rent and other sums of money becoming due hereunder from Tenant, upon all goods, wares, equipment, fixtures, furniture, inventory, accounts, contract rights, chattel paper and other personal property of Tenant situated on the Premises subject to this Lease being described as Suite A-301 of the Financial Plaza Building, located in Greenwood Village, Colorado, Arapahoe County, Colorado (a description of the property in and upon which the Premises is located and an outline of the Premises are attached hereto as Exhibit "A" and Exhibit "B" respectively), and such property shall not be removed therefrom without the consent of Landlord until all arrearages in rent as well as any and all other sums of money then due to Landlord hereunder shall first have been paid and discharged. Fixtures located at the Premises and products of collateral are also covered by the provisions hereof. In the event of a default under this Lease, Landlord shall have, in addition to any other remedies provided herein or by law, all rights and remedies under the Uniform Commercial Code, including without limitation the right to sell the property described in this Paragraph at public or private sale upon ten (10) days notice to Tenant which notice Tenant hereby agrees is adequate and reasonable. Tenant hereby agrees to execute such other instruments necessary or desirable in Landlord's discretion to perfect the security interest hereby created. Any statutory lien for rent is not hereby waived, the express contractual lien herein granted being in addition and supplementary thereto. Landlord and Tenant agree that this Lease and the security interest granted herein serve as a financing statement and a copy or photographic or other reproduction of this Paragraph of this Lease may be filed of record by Landlord and have the same force and effect as the original. Tenant warrants and represents that the collateral subject to the security interest granted herein is not purchased or used by Tenant for personal, family or household purposes. Tenant further warrants and represents to Landlord that the lien granted herein constitutes a first and superior lien and that Tenant will not allow the placing of any other lien upon any of the property described in this Paragraph without the prior written consent

of Landlord. Record owner of the Premises is Koll Bren Fund, VI, L.P. Tenant/Debtor's address is 7730 East Belleview Avenue, Suite A-301, Greenwood Village, Colorado 80111 and Landlord/Secured Party's address is c/o Transwestern Commercial Services, 7979 E. Tufts Ave, Suite 115, Denver, Colorado 80237.

49.   Warranty Waiver. LANDLORD, ITS OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, ATTORNEYS AND CONTRACTORS MAKE NO WARRANTY, EXPRESSED OR IMPLIED WITH RESPECT TO SUCH PROPERTY OR THE PREMISES OR ITS CONDITION. NO WARRANTY OF MATERIALS, WORKMANSHIP OR APPLIANCES HAS BEEN MADE OR IS EXPRESSED OR IMPLIED BY THIS LEASE. LANDLORD, ITS OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, ATTORNEYS AND CONTRACTORS EXPRESSLY DISCLAIM AND TENANT EXPRESSLY WAIVES ANY WARRANTY OF HABITABILITY, GOOD AND WORKMANLIKE CONSTRUCTION, SUITABILITY, OR DESIGN OR FITNESS FOR A PARTICULAR PURPOSE AND EXPRESSLY DISCLAIM AND TENANT EXPRESSLY WAIVES ANY WARRANTY AS TO THE ENVIRONMENTAL CONDITIONS OF SUCH PROPERTY OR PREMISES AND THE PRESENCE OR CONTAMINATION BY HAZARDOUS MATERIALS. TENANT IS NOT RELYING ON ANY REPRESENTATIONS BY LANDLORD OR LANDLORD'S OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, ATTORNEYS AND CONTRACTORS. TENANT EXPRESSLY WAIVES, TO THE EXTENT ALLOWED BY LAW, ANY CLAIMS UNDER FEDERAL, STATE OR OTHER LAW THAT TENANT MIGHT OTHERWISE HAVE AGAINST LANDLORD RELATING TO THE CONDITION OF SUCH PROPERTY OR PREMISES OR THE IMPROVEMENT OR PERSONAL PROPERTY LOCATED THEREON OR THE PRESENCE IN OR CONTAMINATION OF THE PROPERTY OR THE PREMISES BY HAZARDOUS MATERIALS.

50.   Inducement Recapture in Event of Default. Any agreement by Landlord for free or abated rent or other charges applicable to the Premises, or for the giving or paying by Landlord to or for Tenant of any cash or other bonus, inducement or consideration for Tenant's entering into this Lease, including, but not limited to, any free rent or tenant finish allowance, all of which concessions are hereinafter referred to as "Inducement Provisions" shall be deemed conditioned upon Tenant's full and faithful performance of all of the terms, covenants and conditions of this Lease to be performed or observed by Tenant during the term hereof as the same may be extended. Upon the occurrence of a Default (as defined in Section 24) of this Lease by Tenant, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Landlord under such an Inducement Provision shall be immediately due and payable by Tenant to Landlord, and recoverable by Landlord, as additional rent due under this Lease, notwithstanding any subsequent cure of said event of default by Tenant. The acceptance by Landlord of rent or the cure of the event of default which initiated the operation of this Section 50 shall not be deemed a waiver by Landlord of the provisions of this Section 50 unless specifically so stated in writing by Landlord at the time of such acceptance.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in multiple original counterparts as of the day and year first above written.

LANDLORD:

Koll Bren Fund, VI, L.P.
By: Koll Bren Schreiber Realty Advisors, Inc.
By: _____
Name: Steve Jarecki
Title: Senior Vice President
Date: _____

TENANT:

Merlin Software Corporation, Inc., a Colorado corporation,
d/b/a Merlin Technical Solutions, Inc.
By: _____
Its: _____PRESIDENT_____
Date: _____2/4/02_____

Commencing at the north one quarter corner of said section 16, thence south 89 degrees 27 minutes 48 seconds west along the north line of the northwest ¼ of said section 16 a distance of 844.63 feet; thence south 00 degrees 32 minutes 12 seconds east a distance of 89.31 feet to the point of beginning; thence south 00 degrees 01 minutes 05 seconds west along the centerline of proposed roadway easement a distance of 516.49 feet to the northerly line of that parcel described in book 2709, page 1; thence south 66 degrees 28 minutes 24 seconds west along the northly line of said parcel a line tangent with the following described curve to the left having a central angle of 67 degrees 00 minutes 00 seconds and a radius of 22.50 feet, a distance of 26.31 feet; thence south 00 degrees 31 minutes 37 seconds east along a line tangent with the previously described curve a distance of 134.51 feet; thence south 89 degrees 28 minutes 23 seconds west a distance of 414.37 feet the easterly right of way line to D.T.C. Parkway; thence north 00 degrees 01 minutes 05 seconds east along the easterly right of way line of D.T.C. Parkway a distance of 275.51 feet to the southerly line of that parcel described in book 2273, page 547; thence south 89 degrees 58 minutes 55 seconds east along the southerly line of said parcel a distance of 120.00 feet to the easterly line of said parcel, thence continuing along the easterly line of that parcel described in book 2273, page 547, the following three courses:

1. North 00 degrees 01 minutes 05 seconds east a distance of 167.14 feet;

2. South 89 degrees 58 minutes 55 seconds east a distance of 62.59 feet;

3. North 00 degrees 01 minutes 05 seconds east a distance of 208.58 feet to the southerly right of way line of Belleview Avenue;

Thence north 83 degrees 02 minutes 18 seconds east along the southerly right of way line of Belleview Avenue a distance of 282.94 to the point of beginning.

Together with the easement rights as created in that certain dedication of easement recorded September 13, 1983 in book 3966 at page 658.

EXHIBIT "B"
OUTLINE AND LOCATION OF PROPERTY

PREMISES



THIRD FLOOR PLAN
NOT TO SCALE

NOTES:
SORCE SERVICES - NON-COMPETE THIS FLOOR ONLY
ONLY FOR TEMPORARY EMPLOYMENT FIRM

HANRATH MEIER - FFPR. ON SUITE A301

Premier Plaza A
7730 Belleview Ave, East
Englewood Colorado
303 721-6500
FAX 694-3644
4/25/Hb

EXHIBIT "C"
PAYMENT OF EXCESS BASIC COSTS

The Base Rental payable hereunder shall be adjusted upward from time to time in accordance with the following provisions:

1. Tenant's Base Rental is based, in part, upon an Expense Base (herein so called) equal to the actual per square foot operating expenses for the Building for calendar year 2002. Tenant shall, during the Lease Term and any extensions or renewals thereof, pay as an adjustment to Base Rental hereunder an amount (per each square foot of Rentable Area within the Premises) equal to the excess ("Excess"), if any, from time to time of actual Basic Costs per square foot per year for the Rentable Area in the Building over the Expense Base. Prior to January 1 of each calendar year during Tenant's occupancy or as soon thereafter as practical, Landlord shall make a good faith estimate of the Excess for each upcoming calendar year and, upon prior written notice to Tenant, may require the monthly payment of Base Rental to be adjusted in accordance with such estimate. Landlord shall have the right from time to time during any such calendar year to revise the estimate of the Excess for such year and provide Tenant with a revised statement therefor, and thereafter the amount Tenant shall pay each month shall be based upon such revised estimate. Any amounts paid based on any estimate shall be subject to adjustment pursuant to Paragraph 2 below when actual Basic Costs are available for such calendar year.

2. As soon as is practical following the end of each calendar year during Tenant's occupancy Landlord shall furnish to Tenant a statement of Landlord's actual Basic Costs for the previous calendar year. If for any calendar year additional Base Rental collected for the prior year, as a result of Landlord's estimate of Basic Costs, is in excess of the additional Base Rental actually due during such prior year, then Landlord shall refund to Tenant any overpayment (or at Landlord's option, apply such amount against rentals due or to become due hereunder). Likewise, Tenant shall pay to Landlord, on demand, any underpayment with respect to the prior year whether or not the Lease has terminated prior to receipt by Tenant of a statement for such underpayment.

3. Tenant, at its expense, shall have the right no more frequently than once per calendar year, following thirty (30) days prior written notice to Landlord, to audit Landlord's books and records relating to Basic Costs at Landlord's office during Normal Business Hours; or at Landlord's sole discretion, Landlord will provide such audit prepared by a certified public accountant.

4. "Basic Costs" shall mean all direct and indirect costs and expenses incurred in each calendar year in connection with operating, maintaining, repairing, managing and owning the Building and the Property, including, without limitation, the following:

(a) All labor costs for Landlord's employees performing services required or utilized in connection with the operation, repair and maintenance of and control of access to the Building and the Property, including but not limited to amounts incurred for wages, salaries and other compensation for services, payroll, social security, unemployment and other similar taxes, workmen's compensation insurance, disability benefits, pensions, hospitalization, and retirement plans and group insurance.

(b) All management fees, the cost of maintaining a management office at the Building, and all fees for legal and accounting services relating to the Building and the Property.

(c) All rental and/or purchase costs of materials, supplies, hand tools and equipment used in the operation, repair, replacement and maintenance and the control of access to the Building and the Property.

(d) All amounts charged to Landlord by contractors and/or suppliers for services, materials, equipment and supplies furnished in connection with the operation, repair, maintenance, replacement of and control of access to any part of the Building, the plazas, the garage, and the sidewalks adjoining the Building, if any, or the Property generally, and the heating, air conditioning, ventilating, plumbing, electrical, elevator and other systems of the Building and the garage.

(e)   All premiums paid by Landlord for fire and extended coverage insurance, earthquake and extended coverage insurance, liability and extended coverage insurance and other insurance customarily carried from time to time by lessors of comparable office buildings or required to be carried by Landlord.

(f)   Charges for all utilities including but not limited to water, sewer and electricity, but excluding those charges for which tenants are individually responsible.

(g)   Taxes, including (i) all real estate taxes and assessments on the Property, the Building or the Premises, and taxes and assessments levied in substitution or supplementation in whole or in part of such taxes, (ii) all personal property taxes for the Building's personal property, including license expenses, (iii) all franchise fees, (iv) all taxes imposed on services of Landlord's agents and employees, and (v) all other taxes, fees or assessments now or hereafter levied by any governmental authority on the Property, the Building or its contents or on the operation and use thereof (except as relate to specific tenants), but excluding income taxes.

(h)   All landscape expenses and costs of repairing, resurfacing and striping of the parking areas of the Property.

(i)   Cost of all maintenance service agreements for equipment, alarm service, window cleaning, drapery or venetian blind cleaning, janitorial services, pest control, uniform supply, landscaping, and parking equipment.

(j)   Cost of all other repairs, replacements and general maintenance of the Property and Building neither specified above nor directly billed to tenants.

(k)   Amortization of all capital improvements or repairs made to the Building or parking garage subsequent to the Commencement Date which are primarily for the purpose of reducing operating expense costs or otherwise improving the operating efficiency of the Building or which are required to comply with any change in the laws, rules or regulations of any governmental authority or which will extend the life of the Building, the cost of such items to be amortized over a period of at least five (5) years.

(l)   Operating Costs of the Exterior Common Areas. "Exterior Common Areas" shall mean those areas of the Property which are not located within the Building and its immediate proximity and which are provided and maintained for the common use and benefit of Landlord and tenants of the Building generally and the employees, invitees and licensees of Landlord and such tenants, including, without limitation, sidewalks and landscapes.

Basic Costs shall not include the cost of capital improvements (except as above set forth), depreciation, interest, lease commissions, and principal payments on mortgage and other non-operating debts of Landlord.

5.   Notwithstanding any language in the Lease seemingly to the contrary, if the Building is not fully occupied during any calendar year of the Lease Term, actual Basic Costs and the Excess for purposes of this Exhibit "C" shall be determined as if the Building had been fully occupied during such year.

EXHIBIT "D"
WORK LETTER AGREEMENT

This Work Letter Agreement supplements and is hereby incorporated in that certain lease (hereinafter referred to as the "Lease") dated and executed concurrently herewith by and between Koll Bren Fund, VI, L.P. (hereinafter referred to as "Landlord") and Merlin Software Corporation, Inc., a Colorado corporation, d/b/a Merlin Technical Solutions, Inc. (hereinafter referred to as "Tenant") with the terms defined in the Lease to have the same definition where used herein.

1. The Premises are leased to Tenant in their "AS IS" condition and this Work Letter Agreement is intended to set forth the obligations of Landlord and Tenant with respect to the preparation of the Premises for Tenant's occupancy. All improvements described in this Work Letter Agreement to be constructed in and upon the Premises are hereinafter referred to as the "Tenant Improvements." It is agreed that construction of the Tenant Improvements will be completed in accordance with the procedures set forth in this Work Letter Agreement.

2. Tenant shall devote such time in consultation with Landlord or Landlord's agent as may be required to provide all necessary information to Landlord or Landlord's agent as Landlord deems necessary in order to enable Landlord to complete, and obtain Tenant's written approval of, the final layout, drawings, and plans for the Premises. If Tenant fails to furnish any such information, or fails to approve layout, drawings, or plans within five (5) Business Days after written request, Landlord may, at its election, be discharged of its obligations under this Work Letter Agreement, but the same shall not affect or diminish Tenant's duties and obligations set forth in the Lease, and Tenant agrees to pay on demand all costs and expenses and increased unit prices incurred by Landlord on account of Tenant's failure to furnish such information and approved drawings within such prescribed times. All of Tenant's plans and specifications shall be subject to Landlord's consent, the granting or denial of which shall be in Landlord's sole discretion.

3. Space planning and construction drawings, and when deemed necessary by Landlord, engineering drawings, shall be prepared by Landlord's architect and shall be at Landlord's sole cost provided, however, Landlord shall not be responsible for the cost of additional revisions to the space plans requested by Tenant. The space plans and construction drawings shall be prepared by Landlord's architect. Unless otherwise provided herein, Tenant shall pay for additional space planning services beyond those specified above, for Landlord's standard construction and engineering drawings covering Landlord's Building Standard materials as defined in Exhibit "D-1", and for any nonstandard construction and engineering drawings, or any additional costs for drawings occasioned by special installation other than Building Standard. Tenant shall furthermore be responsible for the design, function and maintenance of all special improvements, whether installed by Landlord at Tenant's request or installed by Tenant with Landlord's prior written approval. Tenant shall use the Building Standard materials unless other materials are expressly approved in writing by Landlord.

4. Subject to the following, Tenant agrees to accept the Premises in its "As-Is" condition. Tenant is not entitled to any improvements thereto or thereof or to any allowance or credit for improvements thereto or thereof, except as set forth specifically in this Work Letter. Landlord agrees to act as construction manager to perform certain improvements and rehabilitation work in the Premises (the "Tenant Improvements") as described and specified in those plans to be prepared by or on behalf of Tenant and approved by Landlord (the "Tenant's Plans"). Landlord agrees to pay a maximum of Nine Thousand One Hundred Five Dollars ($9,105.00) based on $7.50 per rentable square foot in the Premises (the "Tenant Improvement Allowance") for the Tenant Improvements reflected on Tenant's Plans. The Tenant Improvement Allowance shall include all architectural and engineering fees, together with Landlord's five percent (5%) construction management fee. All such fees and costs shall in the aggregate be called the "Tenant Improvement Cost". After Landlord has received executed copies of this Lease from Tenant, Landlord shall cause working drawings to be prepared of the Tenant Improvements as set forth on Tenant's Plan (the "Working Drawings"), and will price the cost of constructing the Tenant Improvements. Upon Tenant's approval of the Working Drawings and Tenant Improvement Costs, Landlord shall provide for the installation of said Tenant

Improvements in the Premises. If the Tenant Improvement Costs exceed the Tenant Improvement Allowance, Tenant shall promptly pay all of such excess costs and expenses to Landlord upon receipt of billing therefore which shall be prior to Landlord's commencement of construction of the Tenant Improvements. Failure of the Tenant to pay the excess costs shall be considered an event of default under the Lease. Tenant shall not be entitled to any unused portion of the Tenant Improvement Allowance not used in the construction of the initial Tenant Improvements. Landlord shall select the contractor to complete the Tenant Improvements, and except as set forth herein, shall have no further obligations with respect to repair or replacement of items in the Premises except as set forth in the Lease.

5.   If Tenant shall request any change, addition or alteration in the Approved Plans and Specifications, Landlord shall have such modified working drawings prepared, and Tenant shall promptly reimburse Landlord for the cost thereof. Promptly upon completion of the revisions, Landlord shall notify Tenant in writing of the cost which will be chargeable to Tenant by reason of such change, addition or deletion. Tenant shall, within three (3) Business Days, notify Landlord in writing whether it desires to proceed with such change, addition or deletion. In the absence of such written authorization, Landlord shall have the option to continue work on the Premises disregarding the requested change, addition or alteration, or Landlord may elect to discontinue work on the Premises, in which event Tenant shall be chargeable with a Delay in completion of the Premises resulting therefrom in accordance with Paragraph 3(a) of the Lease. In the event such revisions result in a higher estimate of the cost of construction, Tenant shall immediately pay to Landlord the increased amount.

6.   Unless otherwise specifically provided in the Approved Plans and Specifications, all material used in the construction of the Tenant's Improvements shall be of such quality as determined by the Landlord's architect. Landlord shall notify Tenant of substantial completion of the Tenant Improvements.

7.   Subject to any provision to the contrary, Tenant shall be solely responsible for the cost of installation and maintenance of any high speed cable or fiber optic that Tenant requires in the Premises. Landlord shall provide reasonable access to the building's electrical lines, feeders, risers, wiring and other machinery to enable Tenant to install high speed cable or fiber optic to serve its intended purpose.

EXHIBIT "D-1"

1. The Building Standard (herein so called) materials are the following:

A. FLOORING: Grade and quality of carpeting to be selected by Landlord, with color to be selected by Tenant from those offered by Landlord.

B. WINDOW COVERING: At Landlord's option, vertical blinds in Landlord's uniform color.

C. CEILING: Acoustical tiles-Grid system.

D. PARTITIONS: Sheetrock partitions with tape, bed, texture and paint finish, and/or vinyl pre-clad sheetrock.

E. DOORS: Solid or hollow core door with metal frame and hardware.

F. ELECTRICAL POWER: Standard 110 volt duplex wall-OUTLETS: mounted convenience outlets.

G. LIGHT SWITCHES: Single pole light switches.

H. TELEPHONE FACILITIES: Standard unwired telephone outlets (ring and string) mounted on partitions. Tenant must make timely arrangements for telephone installation and is responsible for all charges related to such installation.

I. LIGHT FIXTURES: Recessed fluorescent parabolic lighting fixtures.

EXHIBIT "E"
PARKING AGREEMENT

1.   During the herein defined Lease Term, Tenant shall be allotted four (4) non-reserved parking spaces, two (2) of which shall be non-reserved and covered at a charge of $40.00 per space per month. No deductions or allowances will be made for days an individual does not use the parking facilities. The current charge for covered parking is $40.00 per space per month. Landlord shall be entitled to increase or decrease the charge per parking space from time to time with written notice to Tenant of such increase or decrease.

2.   A decal will be issued identifying a vehicle's authorization to park in the Garage and the appropriate level. Decal is to be placed on the lower left side of the rear window.

3.   All tenants parking in the Garage will be issued a parking access card. Tenant or Tenant's employees will be required to place a deposit to obtain an access card.

4.   In the event said agreement is canceled, the automobile owner agrees to remove said automobile from the premises promptly upon demand otherwise Landlord shall remove said automobile without assumption of any liability whatsoever.

5.   Landlord shall not be responsible for any loss, theft or damage to any articles left in any vehicle while in or being driven to or from the garage however caused unless due to gross negligence of Landlord, its agents, servants or employees.

6.   Landlord may designate the area in the garage within which each vehicle may be parked and may make, modify and enforce reasonable rules and regulations relating to the parking of vehicles in the garage, and Tenant agrees to abide by such rules and regulations.

EXHIBIT "F"
CERTIFICATE OF INSURANCE FOR TENANT

ACORD. CERTIFICATE OF INSURANCE ISSUE DATE (MM/DD/YY)

PRODUCER

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

COMPANIES AFFORDING COVERAGE

COMPANY LETTER A

COMPANY LETTER B

COMPANY LETTER C

COMPANY LETTER D

COMPANY LETTER E

INSURED

COVERAGES

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED, NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

CO LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS	
	GENERAL LIABILITY COMMERCIAL GENERAL LIABILITY CLAIMS MADE / OCCUR. OWNER'S & CONTRACTOR'S PROT.				GENERAL AGGREGATE	$
					PRODUCTS-COMP/OP AGG.	$
					PERSONAL & ADV. INJURY	$
					EACH OCCURRENCE	$
					FIRE DAMAGE (Any one fire)	$
					MED. EXPENSE (Any one person)	$
	AUTOMOBILE LIABILITY ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS HIRED AUTOS NON-OWNED AUTOS GARAGE LIABILITY				COMBINED SINGLE LIMIT	$
					BODILY INJURY (Per person)	$
					BODILY INJURY (Per accident)	$
					PROPERTY DAMAGE	$
	EXCESS LIABILITY UMBRELLA FORM OTHER THAN UMBRELLA FORM				EACH OCCURRENCE	$
					AGGREGATE	$
	WORKER'S COMPENSATION AND EMPLOYERS' LIABILITY				STATUTORY LIMITS	
					EACH ACCIDENT	$
					DISEASE - POLICY LIMIT	$
					DISEASE - EACH EMPLOYEE	$
	OTHER CONTENTS					

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/SPECIAL ITEMS

CERTIFICATE HOLDER

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING COMPANY WILL ENDEAVOR TO MAIL 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE COMPANY, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE

EXHIBIT "G"
BUILDING RULES AND REGULATIONS

The following rules and regulations shall apply, where applicable, to all leased premises, the Building, the parking garage associated therewith, the land situated beneath the Building and the appurtenances thereto:

1.   Sidewalks, doorways, vestibules, halls, stairways and other similar areas shall not be obstructed by Tenant or used by any Tenant for any purpose other than ingress and egress to and from the leased premises and for going from one to another part of the Building.

2.   Plumbing, fixtures and appliances shall be used only for the purposes for which designed, and no sweepings, rubbish, rags or other unsuitable material shall be thrown or placed therein. Damage resulting to any such fixtures or appliances from misuse by a Tenant or such Tenant's agents, employees or invitees, shall be paid by such Tenant, and Landlord shall not in any case be responsible therefor.

3.   No signs, advertisements or notices shall be painted or affixed on or to any windows, doors or other parts of such Building except those of such color, size, style and in such places as shall be first approved in writing by Landlord. No nails, hooks or screws shall be driven or inserted in any part of the Building except by the Building maintenance personnel nor shall any part of the Building be defaced by Tenants. No curtains or other window treatments shall be placed between the glass and the Building standard window treatment.

4.   Landlord will provide and maintain an alphabetical directory board for all Tenants in the first floor (main lobby) of the Building and no other directory shall be permitted unless previously consented to by Landlord in writing.

5.   Landlord shall provide all locks for doors in each Tenant's leased premises, at the cost of such Tenant, and no Tenant shall place any additional lock or locks on any door in its leased area without Landlord's prior written consent. A reasonable number of keys to the locks on the doors in each Tenant's leased premises shall be furnished by Landlord to each Tenant, at the cost of such Tenant, and the Tenant shall not have any duplicate keys made.

6.   All Tenants will refer all contractors, contractors representatives and installation technicians to Landlord for Landlord's supervision, approval and control before the performance of any contractual services. This provision shall apply to all work performed in the Building including, but not limited to installations of telephones, telegraph equipment, electrical devices and attachments, doors, entranceways, and any and all installations of every nature affecting floors, walls, woodwork, trim windows, ceilings, equipment and any other physical portion of the Building.

7.   Movement in or out of the Building of furniture, office equipment, safes, heavy equipment, bulky material, merchandise or materials which require the use of elevators or stairways, or movements through the Building entrances or lobby shall be restricted to such hours as Landlord shall designate. All such movement shall be under the supervision of Landlord and shall proceed in a manner agreed upon between the Tenants and Landlord by prearrangement before performance so as to arrive at the optimum time, method and routing of such movement; subject, however, to Landlord's decision and control, to prohibit any such article from being brought into the Building for safety or other concerns. The Tenants are to assume all risks as to the damage to articles moved and injury to persons or public engaged or not engaged in such movement, including equipment, property and personnel of Landlord if damaged or injured as a result of acts in connection with carrying out this service for a Tenant from the time of entering the property to completion of work; and Landlord shall not be liable for acts of any person engaged in, or any damage or loss to any of said property or persons resulting from, any act in connection with such service performed for a Tenant.

8.   Landlord shall have the power to prescribe the weight and position of safes and other heavy equipment or items which shall in all cases, to distribute weight, stand on supporting devices approved by Landlord. All damages done to the Building by the installation or removal of any property of a Tenant, or done by a Tenant's property while in the Building, shall be repaired at the expense of such Tenant.

9.   Corridor doors, when not in use, shall be kept closed.

10.   Each Tenant shall cooperate with Landlord's employees in keeping its leased premises neat and clean. Tenants shall not employ any person for the purpose of such cleaning other than the Building's cleaning and maintenance personnel. Nothing shall be swept or thrown into the corridors, halls, elevator shafts or stairways.

11.   To ensure orderly operation of the Building, no ice, mineral or other water, towels, newspapers, etc. shall be delivered to any leased area except by persons appointed or approved by Landlord in writing.

12.   Should a Tenant require telegraphic, telephonic, annunciator or other communication service, Landlord will direct the electrician where and how wires are to be introduced and placed and none shall be introduced or placed except as Landlord shall direct. Electric current shall not be used for power or heating without Landlord's prior written permission.

13.   Tenant shall not make or permit any improper, objectionable or unpleasant noises or odors in the Building or otherwise interfere in any way with other Tenants or persons having business with them.

14.   No birds or animals shall be brought into or kept in, on or about any Tenant's leased premises.

15.   No inflammable or explosive fluid or substance shall be used or kept in the Building.

16.   No portion of any Tenant's leased premises shall at any time be used or occupied as sleeping or lodging quarters.

17.   Landlord reserves the right to rescind any of the rules and regulations and to make such other and further rules and regulations as in its judgment shall from time to time be needful for the safety, protection, care and cleanliness of the Building, the operation thereof, the preservation of good order therein and the protection and comfort of the Tenants and their agents, employees, licensees and invitees, which rules and regulations, when made and written notice thereof is given to a Tenant, shall be binding upon it in like manner as if originally herein prescribed.

18.   Tenant and all of its agents, servants, employees, customers, invitees, licensees or any other persons on or adjacent to the Building for the purpose of engaging in business or providing services for the Tenant, shall not (either with or without negligence) cause or permit the escape, disposal or release of any biologically or chemically active or other hazardous substances, or material. Tenant shall not allow the storage or use of such substances or materials in any manner not sanctioned by law or by the highest standards prevailing in the industry for the storage and use of such substances or materials, nor allow to be brought into the Property any such materials or substances except to use in the ordinary course of Tenant's business, and then only after written notice is given to Landlord of the identify of such substances or materials. Without limitation, hazardous substances and materials shall include those described in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq., any applicable state or local laws and the regulations adopted under these acts. If any lender or governmental agency shall ever require testing to ascertain whether or not there has been any release of hazardous materials, then the reasonable costs thereof shall be reimbursed by Tenant to Landlord upon demand as additional charges if such requirement applies to the Premises. In addition, Tenant shall execute affidavits, representations and the like from time to time at Landlord's

request concerning Tenant's best knowledge and belief regarding the presence of hazardous substances or materials on the Premises. In the event that Tenant receives any notice form any governmental authority with regard to biologically or chemically active or other hazardous material, or substances on, from or affecting the Building, Tenant shall promptly notify Landlord.

EXHIBIT "H"
N/A

FIRST AMENDMENT TO OFFICE LEASE

THIS FIRST AMENDMENT TO OFFICE LEASE ("First Amendment") is entered into as of the ___16___ day of ___OCTOBER___, 2002 (the "Effective Date"), by and between KOLL BREN FUND, VI, L.P., a Delaware limited partnership ("Landlord") and MERLIN SOFTWARE CORPORATION, a Colorado corporation d/b/a MERLIN TECHNICAL SOLUTIONS, INC., also known as ("Tenant").

RECITALS

A.   Koll Bren Fund VI, L.P., a Delaware limited partnership, as the Landlord, and Merlin Software Corporation, a Colorado corporation d/b/a Merlin Technical Solutions, Inc., entered into that certain Office Lease Agreement dated February 6, 2002 ("Lease"), with respect to certain premises comprising approximately 1,214 rentable square feet located on the third floor of the building known as Financial Plaza located at 7730 East Belleview Avenue, Greenwood Village, Colorado ("Building") and known as Suite A-301 ("Original Premises").

B.   The Lease term for the Original Premises terminates on May 31, 2005.

C.   Landlord and Tenant hereby desire to amend the Lease to relocate the Tenant to new premises within the Building consisting of 1,555 rentable square feet located on the fourth floor of the Building and known as Suite A-410 ("New Premises"); ii) extend the term for the New Premises for forty-one (41) months commencing on November 1, 2002; and iii) to terminate the tenancy of the Original Premises and Landlord has agreed to the same, subject to the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual obligations and covenants contained in this First Amendment and the Lease, as amended, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.   **Premises.** Commencing on November 1, 2002, the Premises under the Lease shall be amended to mean approximately 1,555 rentable square feet on the fourth floor of the Building located at 7730 East Belleview Avenue, Greenwood Village, Colorado known as Suite A-410 as outlined on the diagram attached hereto as Exhibit A and incorporated herein by this reference.

2.   Term. The term of the Lease with respect to the New Premises shall commence on November 1, 2002 (the "New Premises Effective Date"), and shall expire on March 31, 2006 ("New Premises Extension Term"). Upon the New Premises Effective Date, both Landlord and Tenant shall be relieved of their obligations under the Lease with respect to the Original Premises only, except those obligations accruing prior to the New Premises Effective Date.

3.   Rent for the New Premises. Tenant's monthly Base Rent for the New Premises during the New Premises Extension Term shall be the following through the expiration of the New Premises Extension Term:

Term	$ Per Sq. Ft.	Annual Rent	Monthly Rent
11-1-02 to 3-31-03	$0	$0	$0
4-1-03 to 3-31-04	$16.00	$24,880.00	$2,073.33
4-1-04 to 3-31-05	$16.50	$25,657.50	$2,138.13
4-1-05 to 3-31-06	$17.00	$26,435.00	$2,202.92

The above referenced dates are estimates only and will be adjusted, if at all, when the New Premises Effective Date is known and the Landlord Work described in Paragraph 4 below is completed. Tenant shall deliver the sixth month's rent for the New Premises Extension Term upon execution of this First Amendment.

The parties acknowledge that the rental rates specified above are based on the representation from Tenant that it is not represented by a broker in the transaction contemplated by this First Amendment. The above referenced rent schedule for the New Premises Extension Term is subject to modification in the event Tenant elects to use the services of a real estate broker in the transaction contemplated by this First Amendment.

4.   Tenant Improvements for the New Premises. Landlord agrees to act as construction manager for construction of certain tenant improvements and Landlord agrees to deliver the New Premises to the Tenant and construct the tenant improvements at its sole cost ("Landlord Work") in reasonable accordance with the plans and specifications approved by Landlord and Tenant dated September 5, 2002, prepared by Tenant Planning Services ("Approved Plans and Specifications"). Landlord shall select the contractor to complete the Landlord Work per the Approved Plans and Specifications, and except as set forth herein, shall have no further obligations thereafter with respect to repair or replacement of items in the New Premises except as set forth in the Lease. All cabling and moving expenses from the Original Premises to the New Premises shall be at the sole cost of Landlord, provided, however, all moving and cabling shall be by a Building approved vendor. Notwithstanding the foregoing, Landlord shall also provide up to Eight Thousand Dollars ($8,000.00) to Tenant for new stationery ("Stationery Allowance"). Landlord shall pay Tenant the Stationery Allowance within thirty (30) days after presentation of invoices from Tenant. Any amount of the Stationery Allowance not requested by Tenant to be reimbursed by Landlord within ninety (90) days of the New Premises Effective Date shall be deemed forfeited by Tenant. Landlord shall cause the Landlord Work to be substantially completed prior to the New Premises Effective Date other than punch list items which shall be corrected within thirty (30) days thereafter. All of the Landlord Work shall be performed by Landlord during regular Building Standard hours and if Tenant elects to have Landlord's Work completed outside Building Standard hours, the additional expense shall be borne solely by Tenant. Subject to the provisions hereof, Tenant agrees to accept the New Premises in its "as-is" condition. Tenant is not entitled to any improvements thereto or thereof or to any

allowance or credit for improvements thereto or thereof, except as set forth specifically herein and it is agreed that any prior tenant finish allowance other than that set forth herein is void.

5.   Building Square Footage. Commencing as of the New Premises Effective Date set forth herein, the parties agree and acknowledge that the Building contains 133,315 square feet and Tenant's Prorata Share is 1.1664%.

6.   Parking. Commencing on the New Premises Effective Date, Tenant shall have the right to use five (5) non-exclusive parking spaces, two (2) of which will be non-reserved and covered at no charge for the New Premises Extension Term, with the remaining three (3) surface, non-reserved spaces to be at no charge for the entirety of the New Premises Extension Term.

7.   Inducement Recapture in Event of Default. Any agreement by Landlord for free or abated rent or other charges applicable to the New Premises, or for the giving or paying by Landlord to or for Tenant of any cash or other bonus, inducement or consideration for Tenant's entering into this First Amendment, including, but not limited to, any tenant finish allowance, moving allowance, Stationery Allowance or free parking, all of which concessions are hereinafter referred to as "Inducement Provisions" shall be deemed conditioned upon Tenant's full and faithful performance of all of the terms, covenants and conditions of the Lease and this First Amendment to be performed or observed by Tenant during the term hereof as the same may be extended. Upon the occurrence of an Event of Default (as defined in Article 24) of the Lease by Tenant, any such Inducement Provision shall automatically be deemed deleted from the Lease and this First Amendment and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Landlord under such an Inducement Provision shall be immediately due and payable by Tenant to Landlord, and recoverable by Landlord, as additional rent due under the Lease or this First Amendment, notwithstanding any subsequent cure of said Event of Default by Tenant. The acceptance by Landlord of rent or the cure of the Event of Default which initiated the operation of this Section 7 shall not be deemed a waiver by Landlord of the provisions of this Section 7 unless specifically so stated in writing by Landlord at the time of such acceptance.

8.   Notice. The address for Tenant under Section 34 of the Lease is deleted and replaced with the following:

If to Tenant: Merlin Software Corporation
                     7730 East Belleview Avenue
                     Suite A-410
                     Attn: David Phelps
                     Telephone: 303. 221. 0797
                     Facsimile: 303. 221. 0534

9.   Contingency. This First Amendment is expressly contingent upon the vacating of the New Premises by the current tenant. In the event the New Premises are

3

not vacated by the present tenant, then the terms of this First Amendment are null and void. In addition, this First Amendment is contingent upon the rejection of the Right of First Offer encumbrance for another tenant.

10.   Miscellaneous.

(a)   In the event of any litigation arising out of or in connection with this First Amendment, the prevailing party shall be awarded reasonable attorney's fees, cost and expenses.

(b)   The Lease, as amended, and as modified herein remains in full force and effect and is ratified by Landlord and Tenant. In the event of any conflict between the Lease, as amended, and this First Amendment, the terms and conditions of this First Amendment shall control. Capitalized terms not defined herein shall have the same meaning as set forth in the Lease, or any amendments thereto.

(c)   This First Amendment is binding upon and inures to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns. Except as expressly provided herein, Tenant has not assigned or transferred any interest in the Lease, as amended, and has full power and authority to execute this First Amendment. Tenant has no known claims of any kind or nature against Landlord arising from or under the Lease, as amended, and there are no agreements between Landlord and Tenant other than the Lease, as amended, and as further amended hereby.

(d)   Time is of the essence herein, unless waived by Landlord, which it shall have the right, but not the obligation to do.

(e)   This First Amendment shall be governed by and construed in accordance with the laws of the State of Colorado.

(f)   Other than as expressly provided herein, the terms and conditions of the Lease, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Lease Agreement as of the day and year first above written.

LANDLORD:
Koll Bren Fund VI, L.P.
By: Koll Bren Schreiber Realty Advisors, Inc.
By: _____
Name: Steve Jarecki
Title: Senior Vice President
Date: _____

TENANT:
Merlin Software Corporation, a Colorado corporation
d/b/a Merlin Technical Solutions, Inc.
By: _____
Its: _PRESIDENT_____
Date: _10/09/02_____

MERLIN TECHNICAL SOLUTIONS
FINANCIAL PLAZA BUILDING A
LEVEL FOUR (4) - SUITE A-410



SUITE A410
1555 RSF

SECOND AMENDMENT TO OFFICE LEASE AGREEMENT

This Second Amendment to Office Lease Agreement (this "Second Amendment") is made and entered into by and between **KOLL BREN FUND VI, L.P.**, a Delaware limited partnership ("Landlord"), and **MERLIN SOFTWARE CORPORATION**, a Colorado corporation d/b/a Merlin Technical Solutions ("Tenant"), effective as of the date Landlord executes this Second Amendment as set forth on the signature page hereto (the "Effective Date").

WITNESSETH:

WHEREAS, Landlord and Tenant heretofore executed and entered into that certain Office Lease Agreement dated February 6, 2002 (the "Original Lease"), as amended by that certain First Amendment to Office Lease by and between Landlord and Tenant dated October 16, 2002 (the "First Amendment") (the Original Lease, as amended by the First Amendment, shall be hereinafter referred to as the "Lease") pursuant to which Tenant currently leases certain premises designated as Suite A-410, containing 1,555 square feet of Rentable Area (the "Premises") at the Financial Plaza office building, located at 7730 East Belleview Avenue, Greenwood Village, Colorado 80111 (the "Building"); and

WHEREAS, Landlord and Tenant desire to amend the terms of the Lease to extend the Lease Term, relocate the Premises, and to modify certain terms and provisions of the Lease, all as more particularly set forth below;

NOW, THEREFORE, for and in consideration of the premises contained herein, and other good and valuable consideration paid by each of Landlord and Tenant to the other, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree that the Lease is hereby ratified and amended as follows:

1. Defined Terms. All capitalized terms used herein shall have the same meaning as defined in the Lease, unless otherwise defined in this Second Amendment.

2. Extension Term. As of the Effective Date, the Lease Term is hereby extended for a period of forty (40) calendar months commencing on April 1, 2006 and ending on July 31, 2009 (the "Extension Term"), upon and subject to all of the existing terms of the Lease except as otherwise hereafter set forth.

3. Relocation Space. Effective as August 1, 2004 (the "Relocation Date"), and subject to the conditions of Paragraph 4 below, all references to the "Relocation Space" shall mean the approximate 4,155 square feet of Rentable Area located in Suite A-303 of the Building, as more particularly described on Exhibit A attached hereto.

4. Released Space. Effective on the Relocation Date, Tenant covenants and agrees with Landlord that as a condition precedent to Tenant's occupancy of the Relocation Space, Tenant hereby surrenders the approximate 1,555 square feet of Rentable Area located in Suite A-410 of the Building (collectively, the "Released Space"), which is more particularly described on Exhibit B attached hereto, subject to the following:

(a) As of the Relocation Date, Tenant agrees to surrender the Released Space in substantially the same condition as existed upon commencement of the Lease, and with all personal property of Tenant removed therefrom. Tenant hereby releases, as of the Relocation Date, all of its right, title and interest in, and in respect of, the Released Space. Tenant covenants, agrees and represents that Tenant shall have no further right to use, occupy or have possession of the Released Space or any portion thereof after the Relocation Date.

(b) Tenant covenants and agrees that it has full right, power and authority to terminate and surrender the Released Space in the manner aforesaid.

(c) Subject to Paragraph 4(a) above and Paragraph 4(e) below, Landlord agrees (i) to forever release and discharge Tenant from all obligations, covenants and agreements of Tenant arising under or in connection with the Released Space after the Relocation Date and (ii) not to sue Tenant for obligations, covenants and agreements of Tenant arising under or in connection with the Released Space after the Relocation Date.

(d) Tenant agrees (i) to forever release and discharge Landlord from all obligations, covenants and agreements of Landlord arising under or in connection with the Released Space and (ii) not to sue Landlord for obligations, covenants and agreements of Landlord arising under or in connection with the Released Space.

(e) Notwithstanding anything to the contrary herein contained, the parties acknowledge and agree that each shall continue to be fully liable to the other to the extent set forth in the Lease for any claim for personal injury or property damage arising prior to the Relocation Date. Tenant shall also be responsible for any Excess Basic Costs reimbursable that may be due, when the actual Excess Basic Costs for the calendar year 2004 for the Building are determined in 2005.

(f) Tenant covenants and agrees with Landlord that Tenant shall make or cause to be made any further assurances of the termination and the surrender of the Released Space as Landlord may reasonably require from time to time.

5. Confirmation of Premises. Effective on and as of the Relocation Date, the "Premises" shall consist of Suite A-303. The Premises shall contain 4,155 square feet of Rentable Area.

6. Base Rental. Commencing on and as of Relocation Date, the monthly installment of Base Rental for the Premises shall be as follows:

(a) For the period commencing on the Relocation Date and continuing through May 31, 2005, the monthly installment of Base Rental shall be $5,837.78 (equal to $16.86 per square foot of Rentable Area);

(b) For the period commencing on June 1, 2005 and continuing through May 31, 2006, the monthly installment of Base Rental shall be $5,955.50 (equal to $17.20 per square foot of Rentable Area);

(c)   For the period commencing on June 1, 2006 and continuing through August 31, 2007, the monthly installment of Base Rental shall be $6,097.46 per month (equal to $17.61 per square foot of Rentable Area); and

(d)   For the period commencing on September 1, 2007 and continuing through July 31, 2009, the monthly installment of Base Rental shall be $6,184.03 per month (equal to $17.86 per square foot of Rentable Area).

7. <u>Expense Base</u>. Effective on the Relocation Date, Landlord and Tenant acknowledge and agree that (i) the Expense Base, as set forth in the Basic Lease Information, for the Relocation Space shall be the calendar year 2004 and (ii) Tenant's Pro Rata Share, as set forth in the Basic Lease Information of the Original Lease, shall be 3.1167% (4,155 rsf / 133,315 rsf).

8. <u>Condition of Relocation Space</u>. The Relocation Space is hereby leased to Tenant in its "AS-IS," "WHERE-IS," and "WITH ALL FAULTS" condition and Landlord shall have no obligation to refurbish or otherwise improve the Relocation Space for the Lease Term; provided that, Landlord shall, at Landlord's sole cost and expense, perform those certain tenant improvements in accordance with the terms and provisions of the Work Letter, attached hereto as <u>Exhibit C</u>, and the plans, attached hereto on <u>*Schedule One*</u>.

9. <u>Notices</u>. Effective as of the Effective Date, Landlord's address for notices under the Lease, as specified in the Basic Lease Information of the Original Lease, shall be amended to be as follows:

Landlord

Local Address for Notice:

Transwestern Commercial Services
7720 E. Belleview Ave., Suite BG4
Greenwood Village, Colorado 80111

With a copy to:

Koll Bren Fund VI, L.P.
c/o Koll Bren Schreiber Realty Advisors, Inc.
4343 Von Karman
Newport Beach, California 92660
Attn: Samuel DePoy, Senior Vice President

Tenant

Merlin Software Corporation d/b/a Merlin Technical Solutions
7730 East Belleview Avenue, Suite A-303
Greenwood Village, Colorado 80111

10. <u>Parking</u>. Effective on the Relocation Date, Landlord and Tenant acknowledge and agree that Item 1 on *Exhibit E* shall be deleted in its entirety and replaced with the following: "Tenant shall receive fourteen (14) parking spaces of which there will be (i) seven (7) unreserved, covered parking spaces in a location determined by Landlord, at the additional cost to Tenant of $20.00 per parking space per month (the "Parking Charge"), plus any taxes, during the Lease Term and (ii) seven (7) unreserved, uncovered parking spaces at no additional cost to Tenant during the Lease Term. No allowances or deductions in the Parking Charge shall be made for days an individual does not use the parking facilities."

11. <u>Old Provisions</u>. Effective on the Effective Date, Landlord and Tenant acknowledge and agree that Exhibit D and Exhibit D-1 of the Original Lease and Paragraph 4 of the First Amendment are hereby deleted in their entirety and of no further force or effect.

12. <u>Broker</u>. Tenant warrants that it has had no dealings with any broker or agent other than Transwestern Commercial Services (the "Broker") in connection with the negotiation or execution of this Second Amendment, and Tenant agrees to indemnify Landlord and hold Landlord harmless from and against any and all costs, expenses, or liability for commissions or other compensations or charges claimed by any broker or agent, other than the Broker, with respect to this Second Amendment.

13. <u>Miscellaneous</u>. With the exception of those terms and conditions specifically modified and amended herein, the herein referenced Lease shall remain in full force and effect in accordance with all its terms and conditions. In the event of any conflict between the terms and provisions of this Second Amendment and the terms and provisions of the Lease, the terms and provisions of this Second Amendment shall supersede and control.

14. <u>Counterparts/Facsimiles</u>. This Second Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one agreement. To facilitate execution of this Second Amendment, the parties may execute and exchange facsimile counterparts of the signature pages and facsimile counterparts shall serve as originals.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE PAGE TO SECOND AMENDMENT TO OFFICE LEASE AGREEMENT
BY AND BETWEEN KOLL BREN FUND VI, L.P., AS LANDLORD, AND
MERLIN SOFTWARE CORPORATION, AS TENANT

IN WITNESS WHEREOF, Landlord and Tenant, acting herein by duly authorized individuals, have caused these presents to be executed as of the Effective Date set forth herein.

LANDLORD:

KOLL BREN FUND VI, L.P.,
a Delaware limited partnership

By: Koll Bren Schreiber Realty Advisors, Inc., a Delaware corporation, as agent



By: ______________________
Samuel DePoy,
Senior Vice President

Date: May ___, 2004

TENANT:

MERLIN SOFTWARE CORPORATION, a Colorado corporation d/b/a Merlin Technical Solutions

By: James C Regele
Name: JAMES C. REGELE
Title: V.P.

Date: May 26, 2004

EXHIBIT A
DESCRIPTION OF THE RELOCATION SPACE



LIMIT OF CONSTRUCTION FOR
MERLIN TECHNICAL SOLUTIONS
4,133 RSF (APPROX.)
CONFERENCE ROOM
OFFICE
OFFICE
OFFICE
OFFICE
OFFICE
OFFICE
OFFICE
W.S.
W.S.
W.S.
W.S.
W.S.
W.S.
RECEPTION
SERVER
WORK RM
BREAK RM
OPEN AREA
DN
UP
C
D
E

A-1

EXHIBIT B
DESCRIPTION OF THE RELEASED SPACE



SUITE #A410

1,555 R.S.F. (APPROX.)

EXHIBIT C
WORK LETTER

THIS WORK LETTER is attached as *Exhibit C* to the Second Amendment between **KOLL BREN FUND VI, L.P.**, a Delaware limited partnership, as Landlord, and **MERLIN SOFTWARE CORPORATION**, a Colorado corporation d/b/a Merlin Technical Solutions, as Tenant, and constitutes the further agreement between Landlord and Tenant as follows:

    (a)   Landlord agrees to furnish or perform, at Landlord's sole cost and expense, those items of construction and those improvements (the "Relocation Space Tenant Improvements") specified below:

> As set forth on the plans prepared by Tenant Planning Services and approved by Landlord and Tenant dated February 24, 2004 and May 19, 2004, and as shown on *Schedule One* attached hereto and incorporated herein for all purposes.

    (b)   If Tenant shall desire any changes in the Relocation Space Tenant Improvements, Tenant shall so advise Landlord in writing and Landlord shall determine whether such changes can be made in a reasonable and feasible manner. Any and all costs of reviewing any requested changes, and any and all costs of making any changes to the Relocation Space Tenant Improvements which Tenant may request and which Landlord may agree to shall be at Tenant's sole cost and expense and shall be paid to Landlord upon demand and before execution of the change order.

    (c)   Landlord shall proceed with and complete the construction of the Relocation Space Tenant Improvements. As soon as such improvements have been Substantially Completed, Landlord shall notify Tenant in writing of the date that the Relocation Space Tenant Improvements were Substantially Completed. The Relocation Space Tenant Improvements shall be deemed substantially completed ("Substantially Completed") when, in the opinion of the Landlord's architect (whether an employee or agent of Landlord or a third party architect) ("Architect"), the Relocation Space are substantially completed except for punch list items which do not prevent in any material way the use of the Relocation Space for the purposes for which they were intended. In the event Tenant, its employees, agents, or contractors cause construction of such Relocation Space Tenant Improvements to be delayed, the date of Substantial Completion shall be deemed to be the date that, in the opinion of the Architect, Substantial Completion would have occurred if such delays had not taken place. Without limiting the foregoing, Tenant shall be solely responsible for delays caused by Tenant's request for any changes in the plans, Tenant's request for long lead items or Tenant's interference with the construction of the Relocation Space Tenant Improvements (each of the foregoing, a "Tenant Delay"), and such Tenant Delays shall not cause a deferral of the Relocation Date beyond what it otherwise would have been. After the Relocation Date Tenant shall, upon demand, execute and deliver to Landlord a letter of acceptance of delivery of the Relocation Space. In the event of any dispute as to the Relocation Space Tenant Improvements, including the Relocation Date, the certificate of the Architect shall be conclusive absent manifest error.

    (d)   The failure of Tenant to take possession of or to occupy the Relocation Space shall not serve to relieve Tenant of obligations arising on the Relocation Date or delay the payment of Base Rental and Excess by Tenant. Subject to applicable ordinances and building codes governing Tenant's right to occupy or perform in the Relocation Space, Tenant shall be allowed to install its tenant improvements, machinery, equipment, fixtures, or other property on the Relocation Space during the final stages of completion of construction provided that Tenant does not thereby interfere with the completion of construction or cause any labor dispute as a result of such installations, and provided further that Tenant does hereby agree to indemnify, defend, and hold Landlord harmless from any loss or damage to such property, and all liability, loss, or damage arising from any injury to the Building or the property of Landlord, its contractors, subcontractors, or materialmen, and any death or personal injury to any person or persons arising out of such installations, EVEN IF SUCH LOSS, DAMAGE, LIABILITY, DEATH, OR PERSONAL INJURY WAS CAUSED SOLELY OR IN PART BY LANDLORD'S NEGLIGENCE, BUT NOT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF LANDLORD. Any such occupancy or performance in the Relocation Space shall be in accordance with the provisions governing alterations in the Lease, and shall be subject to Tenant providing to Landlord satisfactory evidence of insurance for personal injury and property damage related to such installations and satisfactory payment arrangements with respect to installations permitted hereunder. Delay in putting Tenant in possession of the Relocation Space shall not serve to extend the term of this Second Amendment or to make Landlord liable for any damages arising therefrom.

(e) Except for incomplete punch list items, Tenant upon the Relocation Date shall have and hold the Relocation Space as the same shall then be without any liability or obligation on the part of Landlord for making any further alterations or improvements of any kind in or about the Relocation Space.

SCHEDULE ONE
DESCRIPTION OF PLANS

See attached pages

GENERAL NOTES FOR CONSTRUCTION COSTING

1.0 GENERAL DATA: ALL WORK SHALL CONFORM TO THE FOLLOWING:

1.01 FURNISHINGS, FIXTURES AND EQUIPMENT (FF&E), WHEN SHOWN ON THE PLAN, ARE DELINEATED ONLY TO ENHANCE THE SCALE OF THE PLAN. ALL FF&E SHOWN ON THE PLAN SHALL ASSUMED TO BE FURNISHED AND INSTALLED BY THE TENANT, UNLESS NOTED OTHERWISE (U.N.O.). THE TENANT SHALL BE RESPONSIBLE FOR CONFIRMING THAT SPACES SHOWN WILL ACCOMMODATE INSTALLATION OF ALL FF&E.

1.02 REFER TO AS-BUILT DRAWINGS (WHEN AVAILABLE) AND FIELD VERIFY EXISTING CONDITIONS TO DETERMINE REQUIREMENTS FOR DEMOLITION AND CONSTRUCTION.

1.03 ALL WORK SHALL COMPLY WITH STANDARDS, RULES AND REGULATIONS AS DEFINED BY LOCAL JURISDICTIONAL AUTHORITIES AND/OR THE BUILDING OWNER OR AGENT. REFER TO BUILDING STANDARDS OR PROJECT SPECIFICATIONS (WHEN AVAILABLE) FOR REQUIREMENTS PERTAINING TO BUILDING MATERIALS AND WORKMANSHIP.

1.04 ALL MATERIALS SHALL BE NEW AND SHALL MATCH BUILDING STANDARD QUALITY (U.N.O.).

1.05 ALL MATERIALS SCHEDULED FOR RE-USE SHALL BE INSPECTED FOR PROPER OPERATION AND CONDITION. REPAIR, CLEAN AND/ OR TOUCH-UP TO "LIKE NEW" CONDITION PRIOR TO RE-USE AND/OR RE-INSTALLATION.

1.06 SUBSTITUTIONS, VARIATIONS AND/OR DEVIATIONS FROM THE DRAWINGS SHALL NOT BE PERMITTED WITHOUT WRITTEN APPROVAL FROM TPSI.

1.07 THE OWNER OR AGENT MAY HAVE PRE-PURCHASED MATERIALS AND STOCKED THEM ON SITE AND/OR MAY HAVE PURCHASE AGREEMENTS WITH MANUFACTURERS FOR SOME MATERIALS. COORDINATE WITH BUILDING MANAGEMENT FOR PROCUREMENT OF THESE MATERIALS, IF ANY.

2.0 DEMOLITION: DEMOLISH AND REMOVE ALL MATERIALS AND DEBRIS IN ACCORDANCE WITH THE FOLLOWING:

2.01 REMOVE ALL MATERIALS (NOT SCHEDULED FOR RE-USE) AND DEBRIS COMPLETELY FROM THE PREMISES.

2.02 CAREFULLY REMOVE ALL MATERIALS SCHEDULED FOR RE-USE AND STORE IN A SAFE PLACE.

2.03 REPAIR ALL DEMOLITION "SCARS" AND MAKE READY FOR INCORPORATION INTO NEW CONSTRUCTION.

2.04 ELECTRICAL DEMOLITION SHALL INCLUDE REMOVAL OF ALL HANGERS, SUPPORTS, TERMINALS, CONDUITS AND PIPING, WIRING AND ALL APPARATUS IN IT'S ENTIRETY FROM SOURCE TO TERMINATION POINT.

2.05 REMOVE ALL COMMUNICATIONS WIRING AND CABLE AND/OR COMPONENTS NOT CURRENTLY IN USE, FROM WALLS AND FROM ABOVE CEILING IN RETURN AIR PLENUMS.

2.06 PROTECT EXISTING IMPROVEMENTS ADJACENT TO NEW CONSTRUCTION AND ALONG PATH OF REMOVAL.

3.0 CARPENTRY & MILLWORK: WHEN INDICATED ON THE PLAN, ALL WOODWORK SHALL CONFORM TO THE FOLLOWING:

3.01 INSTALL BACKING/BLOCKING FOR ALL PLUMBING FIXTURES, DOOR STOPS AND MILLWORK (AS SPECIFIED).

3.02 ALL PRE-FABRICATED CABINETS, AS SPECIFIED, SHALL BE (ECONOMY OR CUSTOM) GRADE CONSTRUCTION AS DESCRIBED BY THE AWI. ALL OTHER WOODWORK SHALL BE CUSTOM GRADE CONSTRUCTION AS DESCRIBED BY THE AWI (U.N.O.).

4.0 DOOR ASSEMBLIES: DOORS, FRAMES, HARDWARE AND COMPONENTS SHALL CONFORM TO THE FOLLOWING:

4.01 RE-USE, RELOCATE AND/OR FURNISH AND INSTALL NEW DOOR ASSEMBLIES AND COMPONENTS CONFORMING TO BUILDING STANDARDS AND AS SHOWN ON THE DRAWINGS. DOOR ASSEMBLIES SHALL BE RATED/LABELED AS REQUIRED BY BUILDING CODE.

4.02 INSPECT, REPAIR, CLEAN AND TOUCH-UP EXISTING DOOR ASSEMBLIES AND COMPONENTS SCHEDULED FOR RE-USE AND RELOCATION TO "LIKE NEW" CONDITION PRIOR TO RE-USE AND/OR RE-INSTALLATION.

4.03 ASSUME ALL LATCH DEVICES TO BE NON-LOCKING PASSAGE FUNCTION HARDWARE. LATCH DEVICES FOR ENTRY AND EXIT DOORS FROM PUBLIC AREAS SHALL BE BUILDING STANDARD LOCKING FUNCTION HARDWARE (U.N.O.).

4.04 PROVIDE LEVER TYPE LATCHING HARDWARE, APPROVED FOR ACCESSIBILITY BY PERSONS WITH DISABILITIES, ON ALL EXIT AND ENTRY DOORS (NEW AND EXISTING).

4.05 PROVIDE LEVER TYPE LATCHING HARDWARE, APPROVED FOR ACCESSIBILITY BY PERSONS WITH DISABILITIES, ON ALL DOORS (NEW AND EXISTING), LEADING INTO ALL ROOMS AND SPACES (EXCEPT PRIVATE OFFICES, CLOSET, AND UTILITY ROOMS AND SPACES).

4.06 DOOR SPECIFICATION: STANDARD INT. DOOR SHALL BE 3'-0" x 7'-9" x 1.75", SOLID PARTICLE BOARD CORE WITH PLAIN SLICED OAK VENEER, STAINED AND VARNISHED, MATCH BUILDING STANDARD.

4.07 FRAME SPECIFICATION: STANDARD INT. DOOR FRAME SHALL BE WOOD FRAME/CASING MATCH BUILDING STANDARD.

4.08 HARDWARE SPECIFICATION: MATCH BUILDING STANDARD.

5.0 WALLS & PARTITIONS: WALLS AND PARTITIONS SHALL CONFORM TO THE FOLLOWING:

5.01 DIMENSIONS OF ROOMS AND SPACES, WHEN SHOWN ON THE PLAN, ARE APPROXIMATIONS ONLY AND ARE MEASURED FROM CENTERLINE OF INTERIOR PARTITIONS TO INSIDE FACE OF EXTERIOR WALLS, SILLS AND STOREFRONTS.

5.02 FURNISH AND INSTALL ONE LAYER OF GYPSUM BOARD EACH SIDE OF METAL STUDS AND TRACK, FLOOR TO CEILING, AT ALL NEW PARTITION LOCATIONS (U.N.O.). MATCH BUILDING STANDARD, OR EXISTING WALL ASSEMBLIES. REFER TO SPACE PLAN KEYED NOTES FOR LOCATIONS AND SPECIAL PARTITION ASSEMBLIES. USE FIRE CODE GYPSUM BOARD WHERE REQUIRED BY THE BUILDING CONSTRUCTION TYPE AND CODE.

5.03 INSPECT ALL AREAS AND ADD GYPSUM BOARD AND/OR MAKE NECESSARY REPAIRS TO WALLS AND PARTITIONS.

5.04 FURR ALL EXTERIOR COLUMNS AND OTHER PROJECTIONS AS NEEDED WITH STEEL STUDS AND DRYWALL AS REQUIRED BY THE PROJECT SPECIFICATIONS.

6.0 CEILINGS: SUSPENDED CEILING SYSTEMS SHALL CONFORM TO THE FOLLOWING:
   6.01 WHEN THE SUSPENDED CEILING GRID OR TILES ARE EXISTING THROUGHOUT: FIELD
      VERIFY EXISTING CONDITIONS AND REPAIR, REWORK AND/OR REPLACE DAMAGED AND/OR
      SOILED GRID MEMBERS AND TILES THROUGHOUT PROPOSED CONSTRUCTION AREA.
   6.02 WHEN REQUIRED TO PROVIDE NEW SUSPENDED CEILING GRID OR TILES (WHERE DAMAGED
      BEYOND REPAIR OR NOT EXISTING): INSTALLATION SHALL BE IN COMPLETE ACCORDANCE
      WITH MFR. RECOMMENDATIONS AND WITH ASTM C635. MATCH EXISTING CONSTRUCTION
      METHODS FOR WALL AND CEILING JUNCTION (U.N.O.).
   6.03 SPECIFICATION: GRID - 2' x 4' PATTERN GRID, 1" NOM. WIDTH, WHITE BAKED ON
      ENAMEL FINISH AS MFD. BY ARMSTRONG. TILE - 24" x 48" x 0.75" TH.
      LAY-IN TYPE TILE, WHITE, AS MFD. BY ARMSTRONG. CEILING HEIGHT
      - AT 8'-0" A.F.F. MATCH BUILDING STANDARD.

7.0 FINISH TREATMENTS: FINISH TREATMENTS SHALL CONFORM TO THE FOLLOWING:
   7.01 WHERE NEW FLOOR AND BASE TRIM TREATMENTS ARE SCHEDULED, REMOVE EXISTING
      FLOOR COVERINGS AND BASE TRIM, AS NECESSARY, AND PREPARE FOR NEW TREATMENTS AS
      SPECIFIED HEREIN.
   7.02 WHERE NEW WALL TREATMENTS ARE SCHEDULED, INSPECT, PATCH AND/OR REPAIR NEW
      AND EXISTING WALL SURFACES AND PREPARE FOR NEW TREATMENTS AS SPECIFIED HEREIN.
      REMOVE EXISTING WALL COVERINGS AND OTHER APPLIED FINISH TREATMENTS NOT SCHEDULED
      FOR RE-USE (U.N.O.).
   7.03 INSTALL ALL FINISH TREATMENTS IN ACCORDANCE WITH MFR. WRITTEN
      SPECIFICATIONS AND RECOMMENDATIONS.
   7.04 FINISH TREATMENT SPECIFICATIONS ARE AS FOLLOWS: FINISHES ARE EXISTING TO REMAIN.
      THROUGHOUT EXISTING SUITE. (U.N.O.). PROVIDE AND/OR PATCH EXISTING CONDITIONS AS NECESSARY
      DUE TO NEW CONSTRUCTION. FURNISH AND INSTALL NEW TO MATCH EXISTING THROUGHOUT EXPANSION SUITE.
      WALL TREATMENT 'W/1' - PAINT, PROMAR 200 EG-SHELL, INTERIOR LATEX
      SATIN ENAMEL, SHERWIN-WILLIAMS, USE B20W200W SERIES WITH B28W200 PRIMER FOR ALL NEW
      DRYWALL PARTITIONS, PAINT TWO COATS (MIN.) AT ALL NEW WALLS. MATCH EXISTING.
      PAINT EXISTING PARTITIONS AS NECESSARY.
      CARPET 'A' - 26 OZ. LOOP GRAPHIC, CAMBRIDGE 'LOWELL' OR BLDG STANDARD EQUAL.
      THROUGHOUT, U.N.O. MATCH EXISTING CONDITIONS.
      CARPET 'B' - 28 OZ. LOOP. PROVIDE AN ALLOWANCE OF $20.00 /YD FOR
      MATERIAL AND INSTALLATION. DIRECT GLUE THROUGHOUT.
      VCT - ARMSTRONG STANDARD EXCELON, 12" X 12" X 1/8" GAUGE.
      BASE TRIM - RUBBER BASE, 4" HIGH, ROPPE. PROVIDE COVE BASE AT CARPETED
      AREAS AND COVED BASE AT HARD SURFACE FLOOR AREAS AND CARPET TILES.
      EXTERIOR WINDOW TREATMENT: RE-USE EXISTING WINDOW COVERINGS THROUGHOUT.
      INSPECT, REPAIR AND/OR CLEAN AS NECESSARY. BAG AND PROTECT DURING CONSTRUCTION.

8.0 FIRE PROTECTION / LIFE SAFETY: REWORK, REPAIR AND/OR ADD TO EXISTING FIRE
      SPRINKLER SYSTEM, SMOKE DETECTION SYSTEM AND/OR FIRE ALARM SYSTEM AS REQUIRED BY
      CODE AND PER ROOM DESCRIPTIONS AS SHOWN ON THE SPACE PLAN. FIELD VERIFY
      EXISTING CONDITIONS. COORDINATE WITH BUILDING MANAGER FOR ADDITIONAL
      REQUIREMENTS OR SPECIAL CONDITIONS.
   8.01 PROVIDE PORTABLE, WALL MTD. FIRE EXTINGUISHERS EVERY 75' OF EXIT TRAVEL
      DISTANCE THROUGHOUT LIMIT OF CONSTRUCTION OR AS REQUIRED BY THE LOCAL FIRE
      DEPARTMENT OR LIFE SAFETY DEPT. PORTABLE FIRE EXTINGUISHERS SHALL COMPLY WITH
      UNIFORM FIRE CODE STANDARD 10-1.

9.0 HEATING, VENTING AND AIR CONDITIONING (HVAC):   HVAC SHALL CONFORM TO THE FOLLOWING:
   9.01 REWORK, REPAIR AND/OR ADD TO EXISTING HVAC SYSTEM AT AREAS OF RENOVATION
      AND OTHER AREAS AFFECTED BY THE REMODEL OF SPACE. BALANCE AND SUBMIT REPORT.
   9.02 ASSUME DESIGN SHALL CONFORM TO STANDARD OFFICE SPACE CONDITIONS WITH A
      COMPUTER TERMINAL (PC) AT EVERY OFFICE, DESK OR WORKSTATION AND PER ROOM
      USAGE/DESCRIPTIONS AS SHOWN ON THE SPACE PLAN.
   9.03 ADD AIR CONDITIONING FROM EXISTING BUILDING HVAC SYSTEM FOR ROOMS AND
      SPACES WITH INTERNAL HEAT LOADS FROM EQUIPMENT AND ABOVE STANDARD OCCUPANT
      LOADS, SUCH AS COPY ROOMS, CONFERENCE/ TRAINING CENTERS AND OTHER MEETING ROOMS.
   9.04 SYSTEM DESCRIPTION: VARIABLE AIR VOLUME SYSTEM WITH PERIMETER HEATING
      COILS, UTILIZING PERIMETER LINEAR SLOT SUPPLY AIR DIFFUSERS, 24" x 24" SUPPLY
      AIR DIFFUSERS AND PERFORATED RETURN AIR GRILLES (AS NECESSARY). LIGHT FIXTURES
      MAY BE EQUIPPED WITH RETURN AIR VENTING.

10.0 ELECTRICAL: ELECTRICAL WORK SHALL CONFORM TO THE FOLLOWING:
10.01 LIGHTING:
    A) RE-USE AND/ OR RELOCATE EXISTING 2' x 4' FLUORESCENT FIXTURES OR ADD NEW BUILDING STANDARD FIXTURE FOR AVERAGE LEVEL OF 60 FOOT CANDLES AT DESK LEVEL THROUGHOUT (APPROXIMATELY ONE FIXTURE PER 80 SQ. FT.). SWITCH LIGHTS SEPARATELY FOR EACH ROOM AND/OR SPACE.
    B) RE-USE AND/ OR RELOCATE EXISTING OR ADD NEW BUILDING STANDARD EMERGENCY LIGHTS AND ILLUMINATED EXIT SIGNS AS REQUIRED BY CODE.
    C) C) LIGHT FIXTURE SPECIFICATION: 2' x 4' FLUORESCENT LIGHT FIXTURE - MATCH BUILDING STANDARD.
    D) EXIT LIGHT SPECIFICATION: MATCH BUILDING STANDARD.
10.02 OUTLETS:
    A) FURNISH AND INSTALL POWER RECEPTACLES, COMMUNICATIONS/ DATA ROUGH-IN OUTLETS, FURNITURE SYSTEM FEEDS AND JUNCTION BOXES AS SHOWN ON THE SPACE PLAN.
    B) "N" INDICATES NEW DEVICE, ALL OTHER DEVICES ARE ASSUMED TO BE EXISTING TO REMAIN.
    C) SPECIFICATION: REFER TO SYMBOLS LEGEND FOR SPECIFICATION.
10.03 GENERAL:
  A) THE TENANT SHALL BE RESPONSIBLE FOR THE FOLLOWING:
    1) FURNISH AND INSTALL PLENUM RATED COMMUNICATIONS/DATA CABLES, TERMINALS, ETC. AND MAKE ALL ROUGH AND FINAL CONNECTIONS FOR TENANT PROVIDED TELEPHONE AND/OR DATA SYSTEMS AND EQUIPMENT.
    2) FURNISH COMMUNICATIONS/DATA NETWORK DESIGN AND REQUIREMENTS TO TPSI OR IT'S ENGINEERING DISCIPLINES PRIOR TO THE ESTIMATE FOR CONSTRUCTION COST AND THE COMMENCEMENT OF PRODUCTION OF CONSTRUCTION DOCUMENTS, INCLUDING ALL POWER AND CONDUIT/PIPING REQUIREMENTS, AND ENVIRONMENTAL CONDITIONS REQUIRED.
    3) FURNISH AND INSTALL COMMUNICATIONS/ DATA TERMINAL COVER PLATES AND JACKS.
  B) DEVICE COVER PLATES AT PARTITIONS SCHEDULED TO RECEIVE FIELD APPLIED WALL COVERING SHALL BE WRAPPED WITH SCHEDULED WALL COVERING.
  C) ALL DEVICES AND COVER PLATES SHALL BE WHITE COLOR (U.N.O.).

SMOKE DETECTION REQUIREMENTS:

SMOKE DETECTORS. SMOKE DETECTORS SHALL COMPLY WITH THE FOLLOWING:

1. LOCATION:
    A. WITHIN 4 FEET OF EACH EXIT DOOR.
    B. MAXIMUM SPACING OF 30 FEET ON CENTER WITHIN CORRIDORS
    C. IN ROOMS AND OPEN AREAS IN EXCESS OF 900 SQUARE FEET, SMOKE DETECTORS SHALL BE INSTALLED WITH SPACING NOT TO EXCEED 900 SQUARE FEET OR IN ACCORDANCE WITH THEIR LISTING.
    D. IN STORAGE AND COMPUTER ROOMS, AND IN SUCH OTHER ROOMS AS DEEMED NECESSARY BY THE BUILDING OFFICIAL.

2. THE SMOKE DETECTORS LOCATED WITHIN 4 FEET OF EACH EXIT DOOR SHALL BE CONNECTED TO THE CENTRAL BUILDING ALARM SYSTEM, IF EXISTING. NO OTHER TENANT DETECTORS SHALL BE CONNECTED TO THE CENTRAL BUILDING ALARM SYSTEM.

3. SMOKE DETECTORS SHALL BE CEILING-MOUNTED.

4. SMOKE DETECTORS SHALL BE HARD-WIRED TO AN EMERGENCY CIRCUIT AHEAD OF THE MAIN.

5. SMOKE DETECTORS SHALL BE LISTED FOR COMMERCIAL USE.

6. ACTIVATION OF ANY ONE DETECTOR SHALL SOUND AN ALARM AUDIBLE WITHIN TENANT SPACE.

7. ALARM WORK TO BE DONE BY LICENSED ALARM CONTRACTOR.

8. CONTRACTOR TO SUPPLY CERTIFICATION LETTER TO FIRE DEPARTMENT PRIOR TO FINAL INSPECTION.

9. NFPA-72 AND GREENWOOD VILLAGES CODES.

ELECTRICAL SYMBOLS

⊩⊖ DUPLEX ELECTRICAL RECEPTACLE AND FACEPLATE.

⊩⊕ FOURPLEX ELECTRICAL RECEPTACLE AND FACEPLATE.

⊩● 20a. DEDICATED ELECTRICAL RECEPTACLE AND FACEPLATE.

⊩⊕ SPECIAL RECEPTACLE. RE : ENGINEERING PLAN FOR SPECIFICATIONS.

◀ TELEPHONE OUTLET ROUGH-IN ([" ~ CONDUIT) WITH PULL STRING TO ABOVE FINISHED
CEILING.

◁ DATA OUTLET ROUGH-IN ([" ~ CONDUIT) WITH PULL STRING TO ABOVE FINISHED CEILING.

◀ COMBINATION TELEPHONE / DATA OUTLET ROUGH-IN ([" ~ CONDUIT) WITH DOUBLE
GANG JUNCTION BOX AND SINGLE GANG PLASTER RING WITH PULL STRING TO ABOVE
FINISHED CEILING.

◁ EXISTING OUTLET WITH BLANK FACEPLATE TO REMAIN.

PP
⊠ POWER POLE (F & I BY VENDOR) FOR SYSTEMS FURNITURE INTERFACE (POWER & TELE./DATA).
PROVIDE JUNCTION BOX ABOVE FINISHED CEILING FOR POWER CONNECTION. CONTRACTOR
SHALL MAKE ALL FINAL ELECTRICAL CONNECTIONS. COORDINATE SPECIFICATIONS AND
CONDUIT REQUIREMENTS WITH TENANT PRIOR TO COMMENCING CONSTRUCTION.
RE: ENGINEERING PLAN FOR SPECIFICATIONS.

⊗ FLUSH, IN-PARTITION DOUBLE-GANG JUNCTION BOX FOR SYSTEMS FURNITURE INTERFACE.
"X" INDICATES TYPE (P=POWER, C=TELE/DATA). CONTRACTOR SHALL MAKE ALL FINAL
FINAL ELECTRICAL CONNECTIONS. COORDINATE CONDUIT REQUIREMENTS W/TENANT PRIOR
TO COMMENCING CONSTRUCTION. RE: ENGINEERING PLAN FOR SPECIFICATIONS.

⊠ FLUSH, IN-SLAB, JUNCTION DEVICE FOR SYSTEMS FURNITURE INTERFACE. "X" INDICATES TYPE
(P=POWER, C=TELE/DATA). CONTRACTOR SHALL MAKE ALL FINAL ELECTRICAL CONNECTIONS.
COORDINATE CONDUIT REQUIREMENTS W/TENANT PRIOR TO COMMENCING CONSTRUCTION.
RE: ENGINEERING PLAN FOR SPECIFICATIONS.

⬓ FLUSH, IN-SLAB ELECTRICAL RECEPTACLE / TELE AND/OR DATA OUTLET,
ROUGH-IN, FIRE-RATED. RE: ENGINEERING PLAN FOR SPECIFICATIONS.

⬓ FLUSH, IN-SLAB TELEPHONE AND/OR DATA RECEPTACLE ROUGH-IN, FIRE-RATED.
RE: ENGINEERING PLAN FOR SPECIFICATIONS.

⬓ FLUSH, IN-SLAB SPECIAL ELECTRICAL RECEPTACLE, FIRE-RATED. RE: ENGINEERING
PLAN FOR SPECIFICATIONS.

⬤ DOUBLE-GANG JUNCTION BOX MOUNTED IN CEILING PLENUM WITH COVERPLATE.
"X" INDICATES TYPE (P=POWER, C=TELE/DATA).COORDINATE CONDUIT REQUIREMENTS
WITH TENANT PRIOR TO COMMENCING CONSTRUCTION.

SPACE PLAN KEYED NOTES

G.C. TO NOTE:
REVIEW ALL 'GENERAL NOTES FOR CONSTRUCTION COSTING' PRIOR TO WALK THRU OF SPACE AND COORDINATE WITH BUILDING MANAGEMENT AND TPSI FOR ANY DISCREPANCIES.

- **A** STANDARD INTERIOR PARTITION FLOOR TO UNDERSIDE OF CEILING (TYP).
- **B** CORRIDOR PARTITION. 1 HR. FIRE-RATED PARTITION FLOOR TO UNDERSIDE OF STRUCTURE ABOVE, WITH FIBERGLASS SOUND INSULATION BATTS TO CEILING HEIGHT (TYP). ALL PENETRATIONS SHALL BE FIRE/SMOKE DAMPERED. REWORK NON-CONFORMING PARTITIONS PER THIS STANDARD. FIELD VERIFY EXISTING CONDITIONS.
- **C** DEMISING PARTITION. NON-RATED PARTITION FLOOR TO 8" BELOW STRUCTURE ABOVE FOR RETURN AIR TRANSFER, WITH FIBERGLASS SOUND INSULATION BATTS TO CEILING HEIGHT (TYP). REWORK NON-CONFORMING PARTITIONS PER THIS STANDARD. FIELD VERIFY EXISTING CONDITIONS.
- **D** EXISTING INTERIOR PARTITION TO REMAIN. (TYP.).
- **E** EXISTING PARTITION, DOOR ASSEMBLIES, GLAZING ASSEMBLIES AND/OR MILLWORK TO BE DEMOLISHED/ REMOVED (TYP). RETURN ALL MILLWORK/ FIXTURES, GLAZING AND/OR DOOR ASSEMBLIES, NOT RE-USED IN THIS LIMIT OF CONSTRUCTION, TO BUILDING MANAGEMENT.
- **F** FURNISH AND INSTALL NEW WALL TREATMENT "W/I" THROUGHOUT LIMIT OF CONSTRUCTION, U.N.O. REFER TO 7.04 FOR SPECIFICATION.
- **G** FURNISH AND INSTALL CARPET 'A', WITH COVED BASE TRIM THROUGHOUT LIMIT OF CONSTRUCTION, U.N.O. REFER TO 7.04 FOR SPECIFICATION.
- **H** FURNISH AND INSTALL VINYL COMPOSITION TILE WITH COVED BASED TRIM. INCLUDE RESILIENT TYPE REDUCER STRIP AT CARPET SEAMS. REFER TO 7.04 FOR SPECIFICATION.
- **J** NEW AND/OR RELOCATED DOUBLE ENTRY/EXIT DOOR ASSEMBLY.
- **K** EXISTING ENTRY/EXIT DOOR ASSEMBLY TO REMAIN. (TYP.).
- **L** EXISTING INTERIOR DOOR ASSEMBLY TO REMAIN. (TYP.).
- **M** NEW AND/OR RELOCATED BLDG. STANDARD INTERIOR DOOR ASSEMBLY, AS SHOWN.
- **N** EXISTING A/D PLYWOOD TELEPHONE EQUIPMENT BACKBOARD TO REMAIN. PAINT TO MATCH WALL.
- **O** FURNISH & INSTALL 20 AMP. DEDICATED DUPLEX RECEPTACLE FOR TENANT PROVIDED EQPT.
- **P** MOVEABLE FURNITURE SYSTEM FURNISHED AND INSTALLED BY THE TENANT. THE ELECTRICAL CONTRACTOR SHALL PROVIDE FINAL ELECTRICAL CONNECTIONS TO SYSTEM, IF POWER IN FEED IS UTILIZED.
- **Q** FURNISH AND INSTALL JUNCTION BOX FLUSH IN-WALL FOR POWER/PHONE/DATA CONNECTION TO TENANT PROVIDED FURNITURE SYSTEM. FINAL CONNECTION BY G.C.
- **R** G.C. SHALL REVIEW EXISTING HVAC SYSTEM AND DEVICES AND CONFIRM WORKING CONDITION. REWORK / REPAIR AS REQUIRED DUE TO NEW CONSTRUCTION. REFER TO 9.0 FOR HVAC SPECIFICATION INFORMATION.
- **S** GEN. CONTRACTOR SHALL USE THE FOLLOWING BUILDING APPROVED SUB-CONTRACTORS.
  -HUDSON HI-TECH FOR FIRE ALARM SYSTEM.
  -MC-2 FOR ELECTRICAL
  -ABLE BALANCE FOR HVAC.
- **T** FURNISH AND INSTALL NEW AND/OR RELOCATED 2' X 4' FLUORESCENT LIGHT FIXTURES AS REQUIRED DUE TO NEW CONSTRUCTION. REMOVE ALL 2' X 4' AND RECESSED DOWNLIGHT FIXTURES NOT REUSED IN THIS SPACE, U.N.O. REFER TO 10.01 FOR SPECIFICATION INFORMATION.

UPGRADED ITEMS: THE FOLLOWING ITEMS ARE TO BE FURNISHED AND INSTALLED IN LIEU OF THE ASSOCIATED ITEM AS INDICATED ABOVE AND ON THE SPACE PLAN FOR BASE CONDITIONS. ITEMIZE THE COST OF EACH SEPARATELY AND EXCLUDE FROM THE BASE CONSTRUCTION COST AS AN "ALTERNATE".

⟨01⟩ AS REQUIRED BY THE AMERICANS WITH DISABILITIES ACT (ADA), FURNISH AND INSTALL NEW LEVER TYPE HANDLES ON ALL DOORS (NEW AND EXISTING) LEADING INTO ALL ROOMS AND SPACES. PROVIDE COST FOR DOORS NOT NOTED TO HAVE LEVER-TYPE HANDLES AT 4.05 DOOR ASSEMBLIES. VERIFY EXISTING CONDITIONS IN FIELD, IF REQUIRED.

⟨02⟩ NEW SIDELITE ASSEMBLY. 24"w. CLEAR TEMPERED GLASS SIDELITE INSTALLED IN WRAPPED GYP. BD. OPENING WITH 1" ALUMINUM SASH MATERIAL AT HEAD AND SILL AND CLEAR SILICONE CAULK AT JAMBS. HEAD TO ALIGN WITH DOOR HEAD HEIGHT.

⟨03⟩ BUILT-IN DESK. PLASTIC LAMINATE FACED FRONT SKIRT AND END PANELS WITH 4"H. TOE KICK. INCLUDE 12"D. PLASTIC LAMINATE TRANSACTION CAP WITH STAINED WOOD BULLNOSED EDGES AT 42" AFF. 24"/30"D. PLASTIC LAMINATE WORK SURFACE AT 30" A.F.F. WITH PLASTIC LAMINATE SUPPORT PANELS BELOW AND PLASTIC GROMMETS IN HOLES AS NECESSARY. PROVIDE (1) PLASTIC LAMINATE BOX/BOX/FILE DRAWER BASE AND (1) PENCIL DRAWER WITH WIRE PULLS.

⟨04⟩ NEW CABINETS AND PLUMBING FIXTURES. PLASTIC LAMINATE BASE AND 30"H. WALL CABINETS WITH 34"/36"H. PLASTIC LAMINATE COUNTERTOP WITH SELF-EDGE AND BACKSPLASH. INCLUDE 25" X 22" STAINLESS STEEL SINK, GARBAGE DISPOSAL, BUILT-IN DISHWASHER AND 15 GAL. ELECTRIC WATER HEATER ABOVE CEILING. REUSE EXISTING PLUMBING ROUGH-IN FOR SINK. PRIVIDE SINK, FAUCET AND HANDLES ACCESSIBLE TO THE DISABLED. REFRIGERATOR FURNISHED AND INSTALLED BY TENANT.

⟨05⟩ PLASTIC LAMINATE COUNTERTOP. 24"D. PLASTIC LAMINATE COUNTER AT 34" A.F.F. WITH PLASTIC LAMINATE SUPPORT PANELS BELOW AND PLASTIC GROMMETS IN HOLES AS NECESSARY. INCLUDE (2) 12"D. ADJUSTABLE MELAMINE FACED/TAPED EDGED SHELVES ON HEAVY DUTY STANDARDS AND BRACKETS.

⟨06⟩ AT CONFERENCE ROOM, FURNISH AND INSTALL NEW VERTICAL BLINDS WITH FABRIC LOUVERS, AS MFD. BY GRABER.

⟨07⟩ IN LIEU OF CARPET 'A', FURNISH AND INSTALL CARPET 'B' THROUGHOUT THE LIMIT OF CONSTRUCTION, U.N.O. REFER TO 7.04 FOR SPECIFICATION.

⟨08⟩ FURNISH AND INSTALL NEW FLUSH-IN SLAB (NON-MONUMENT) TYPE POWER/PHONE/DATA DEVICE.

⟨09⟩ IN LIEU OF EXISTING 2' X 4' FLUORESCENT LIGHT PRISMATIC LENSE FIXTURES TO REMAIN, FURNISH AND INSTALL NEW 1½" X 1½" PARACUBE LENSE.

⟨10⟩ FURNISH AND INSTALL WALLTALKERS 'NU-VU-RITE' WALLCOVERING AT LOCATION SHOWN.

⟨11⟩ FURNISH AND INSTALL NEW SOLID CORE WOOD DOOR WITH GLASS INSET AND WOOD MULLIONS. (MATCH CONFERENCE ROOM DOOR IN EXISTING SUITE)

TENANT PLANNING SERVICES INCORPORATED

1700 Broadway, Suite 408
Denver, Colorado 80290
(303) 861-4800
fax (303) 861-1621

Date	Issue Record
23FEB04	ISSUED FOR TENANT REVIEW AND APPROVAL
24FEB04	ISSUED FOR TENANT REVIEW, APPROVAL & PRICING

PRELIMINARY
NOT FOR CONSTRUCTION

MERLIN TECHNICAL SOLUTIONS, INC.

FINANCIAL PLAZA
7730 EAST BELLEVIEW AVE.
GREENWOOD VILLAGE, COLORADO

LEVEL THREE (3) - SUITE #A-303

Drawn by: MH / KP
Date: 19 FEBRUARY 2004
Job Number: 361050

Sheet: 3SP1

of 1

THIRD AMENDMENT TO OFFICE LEASE AGREEMENT

This Third Amendment to Office Lease Agreement (this "Third Amendment") is made and entered into by and between **KOLL BREN FUND VI, L.P.**, a Delaware limited partnership ("Landlord"), and **MERLIN TECHNICAL SOLUTIONS, INC.**, a Colorado corporation formerly known as Merlin Software Corporation ("Tenant"), effective as of the date Landlord executes this Third Amendment as set forth on the signature page hereto (the "Effective Date").

W I T N E S S E T H:

WHEREAS, Landlord and Tenant heretofore executed and entered into that certain Office Lease Agreement dated February 6, 2002 (the "Original Lease"), as amended by: (i) that certain First Amendment to Office Lease by and between Landlord and Tenant dated October 16, 2002 (the "First Amendment"); and (ii) that certain Second Amendment to Office Lease Agreement by and between Landlord and Tenant dated May 2004 (the "Second Amendment") (the Original Lease, as amended by the First Amendment and Second Amendment, shall be hereinafter referred to as the "Lease"), pursuant to which Tenant currently leases certain premises designated as Suite A-303, containing 4,155 square feet of Rentable Area (the "Existing Premises"), in the building commonly known as the Financial Plaza, located at 7730 East Belleview Avenue, Greenwood Village, Colorado 80111 (the "Building"); and

WHEREAS, Landlord and Tenant desire to amend the terms of the Lease to expand the Existing Premises, and to modify certain terms and provisions of the Lease, all as more particularly set forth below;

NOW, THEREFORE, for and in consideration of the premises contained herein, and other good and valuable consideration paid by each of Landlord and Tenant to the other, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree that the Lease is hereby ratified and amended as follows:

1. <u>Defined Terms</u>. All capitalized terms used herein shall have the same meaning as defined in the Lease, unless otherwise defined in this Third Amendment.

2. <u>Expansion Space</u>. Effective on the date of Substantial Completion (as such term is defined in the Work Letter attached as <u>Exhibit C</u> hereto and incorporated herein by this reference) (the "Expansion Space Commencement Date"), the Premises shall be expanded to include that certain 2,417 square feet of Rentable Area, being space currently designated as Suite A-306, shown on the floor plan attached hereto as <u>Exhibit A</u> (the "Expansion Space"), for a term co-terminus with the Lease Term (due to terminate on July 31, 2009).

3. <u>Confirmation of the Premises</u>. Effective on and as of the Expansion Space Commencement Date, the Existing Premises and the Expansion Space shall be collectively referred to as the "Premises" and the Premises shall contain 6,572 square feet of Rentable Area and be designated as Suite A-306, as shown on the floor plan attached hereto as <u>Exhibit B</u>.

4. <u>Base Rental</u>. Commencing on and as of Expansion Space Commencement Date, the monthly installment of Base Rental for the Premises (inclusive of the Existing Premises and the Expansion Space) shall be as follows:

(a)   For the period commencing on the Expansion Space Commencement Date and continuing through May 31, 2005, the monthly installment of Base Rental for the Premises shall be $9,066.49 {equal to (i) $5,837.78 per month for the Existing Premises ($16.86 per square foot of Rentable Area per annum) and (ii) $3,228.71 per month for the Expansion Space ($16.03 per square foot of Rentable Area per annum)};

(b)   For the period commencing on June 1, 2005 and continuing through May 31, 2006, the monthly installment of Base Rental for the Premises shall be $9,252.69 {equal to (i) $5,955.50 per month for the Existing Premises ($17.20 per square foot of Rentable Area per annum) and (ii) $3,297.19 per month for the Expansion Space ($16.37 per square foot of Rentable Area per annum)};

(c)   For the period commencing on June 1, 2006 and continuing through August 31, 2007, the monthly installment of Base Rental for the Premises shall be $9,477.23 {equal to (i) $6,097.46 per month for the Existing Premises (equal to $17.61 per square foot of Rentable Area per annum) and (ii) $3,379.77 per month for the Expansion Space (equal to $16.78 per square foot of Rentable Area per annum)}; and

(d)   For the period commencing on September 1, 2007 and continuing through July 31, 2009, the monthly installment of Base Rental for the Premises shall be $9,614.16 {equal to (i) $6,184.03 per month for the Existing Premises (equal to $17.86 per square foot of Rentable Area per annum) and (ii) $3,430.13 per month for the Expansion Space (equal to $17.03 per square foot of Rentable Area per annum)}.

5. <u>Basic Costs</u>. Effective on the Expansion Space Commencement Date, Landlord and Tenant acknowledge and agree that (i) the Expense Base, as set forth in the Basic Lease Information of the Original Lease, for the Premises (inclusive of the Existing Premises and the Expansion Space) shall be the calendar year 2004 and (ii) Tenant's Pro Rata Share, as set forth in the Basic Lease Information of the Original Lease, shall be 4.9296% (6,572 rsf / 133,315 rsf).

6. <u>Condition of the Expansion Space</u>. Subject to <u>Exhibit C</u> attached hereto, the Expansion Space is hereby leased to Tenant in its "AS-IS," "WHERE-IS," and "WITH ALL FAULTS" condition and Landlord shall have no obligation to refurbish or otherwise improve the Expansion Space for the Lease Term (as extended); provided, however, Landlord shall, at Landlord's sole cost and expense, perform those certain tenant improvements in accordance with the terms and provisions of the Work Letter, attached as <u>Exhibit C</u>, and the plans, attached as <i>Schedule One</i> to said <u>Exhibit C</u>.

7. <u>Parking</u>. Effective on the Expansion Space Commencement Date, Landlord and Tenant acknowledge and agree that <u>Item 1</u> on <i>Exhibit E</i> of the Original Lease shall be deleted in its entirety and replaced with the following: "Tenant shall receive twenty-two (22) parking spaces of which there will be (i) eleven (11) unreserved, covered parking spaces in a location determined by Landlord, at the additional cost to Tenant of $20.00 per parking space per month (the "<u>Parking Charge</u>"), plus any taxes, during the Lease Term (as extended) and (ii)

eleven (11) unreserved, uncovered parking spaces at no additional cost to Tenant during the Lease Term (as extended). No allowances or deductions in the Parking Charge shall be made for days an individual does not use the parking facilities."

8. Broker. Tenant warrants that it has had no dealings with any broker or agent. Landlord warrants that it has had no dealings with any broker or agent other than Transwestern Commercial Services (the "Broker") in connection with the negotiation or execution of this Third Amendment. Landlord shall be solely responsible for paying any and all of Broker's fees and/or commissions. The parties agree to indemnify and hold each other harmless from and against any and all costs, expenses, or liability for commissions or other compensations or charges arising from the breach of their respective warranties contained in this Paragraph 8.

9. Miscellaneous. With the exception of those terms and conditions specifically modified and amended herein, the herein referenced Lease shall remain in full force and effect in accordance with all its terms and conditions. In the event of any conflict between the terms and provisions of this Third Amendment and the terms and provisions of the Lease, the terms and provisions of this Third Amendment shall supersede and control.

10. Counterparts/Facsimiles. This Third Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one agreement. To facilitate execution of this Third Amendment, the parties may execute and exchange facsimile counterparts of the signature pages and facsimile counterparts shall serve as originals.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE PAGE TO THIRD AMENDMENT TO OFFICE LEASE AGREEMENT
BY AND BETWEEN KOLL BREN FUND VI, L.P., AS LANDLORD, AND
MERLIN TECHNICAL SOLUTIONS, INC., AS TENANT

IN WITNESS WHEREOF, Landlord and Tenant, acting herein by duly authorized individuals, have caused these presents to be executed as of the Effective Date set forth herein.

LANDLORD:

KOLL BREN FUND VI, L.P.,
a Delaware limited partnership

By: Koll Bren Schreiber Realty Advisors, Inc., a Delaware corporation, as agent

By:____________________
Mark Brecheen,
Senior Vice President

Date: October _____, 2004

TENANT:

MERLIN TECHNICAL SOLUTIONS, INC.,
a Colorado corporation

By: Jim Regele
Name: Jim Regele
Title: VP/COO

Date: October 19**, 2004**

HODB01 24533421.3 15-Oct-04 17:44

EXHIBIT A
DESCRIPTION OF THE EXPANSION SPACE



EXISTING SPACE
4,155 RSF

EXPANSION SPACE
2,417 RSF

LEASE EXHIBIT
MERLIN TECHNICAL SOLUTIONS
FINANCIAL PLAZA
LEVEL THREE (3) – SUITE #A306
PREPARED BY TPS - MH / KP
15 SEPTEMBER 2004
PAGE : 1 OF 5

EXHIBIT B
DESCRIPTION OF THE PREMISES



EXISTING SPACE
4,155 RSF

EXPANSION SPACE
2,417 RSF

LEASE EXHIBIT
MERLIN TECHNICAL SOLUTIONS
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
15 SEPTEMBER 2004
PAGE : 1 OF 5

EXHIBIT C
WORK LETTER

THIS WORK LETTER is attached as <u>Exhibit C</u> to the Third Amendment between **KOLL BREN FUND VI, L.P.**, a Delaware limited partnership, as Landlord, and **MERLIN TECHNICAL SOLUTIONS, INC.**, a Colorado corporation, as Tenant, and constitutes the further agreement between Landlord and Tenant as follows:

    (a)   Landlord agrees to furnish or perform, at Landlord's sole cost and expense, those items of construction and those improvements (the "<u>Expansion Space Tenant Improvements</u>") specified below:

    As set forth on the plans prepared by Tenant Planning Services and approved by Landlord and Tenant dated October 19, 2004, and as shown on <u>*Schedule One*</u> attached hereto and incorporated herein for all purposes. Notwithstanding anything to the contrary in said <u>*Schedule One*</u>, Landlord acknowledges and agrees to use commercially reasonable efforts to ensure that the Expansion Space Tenant Improvements will be substantially similar in appearance and quality to the improvements of the Existing Premises so that the Premises appears to have been completed concurrently.

    (b)   If Tenant shall desire any changes in the Expansion Space Tenant Improvements, Tenant shall so advise Landlord in writing and Landlord shall determine whether such changes can be made in a reasonable and feasible manner. Any and all costs of reviewing any requested changes, and any and all costs of making any changes to the Expansion Space Tenant Improvements which Tenant may request and which Landlord may agree to shall be at Tenant's sole cost and expense and shall be paid to Landlord upon demand and before execution of the change order.

    (c)   Landlord shall proceed with and complete the construction of the Expansion Space Tenant Improvements. As soon as such improvements have been Substantially Completed, Landlord shall notify Tenant in writing of the date that the Expansion Space Tenant Improvements were Substantially Completed. The Expansion Space Tenant Improvements shall be deemed substantially completed ("<u>Substantially Completed</u>") when, in the opinion of the Landlord's architect (whether an employee or agent of Landlord or a third party architect) ("<u>Architect</u>"), the Expansion Space are substantially completed except for punch list items which do not prevent in any material way the use of the Expansion Space for the purposes for which they were intended. In the event Tenant, its employees, agents, or contractors cause construction of such Expansion Space Tenant Improvements to be delayed, the date of Substantial Completion shall be deemed to be the date that, in the opinion of the Architect, Substantial Completion would have occurred if such delays had not taken place. Without limiting the foregoing, Tenant shall be solely responsible for delays caused by Tenant's request for any changes in the plans, Tenant's request for long lead items or Tenant's interference with the construction of the Expansion Space Tenant Improvements (each of the foregoing, a "<u>Tenant Delay</u>"), and such Tenant Delays shall not cause a deferral of the Expansion Space Commencement Date beyond what it otherwise would have been. After the Expansion Space Commencement Date Tenant shall, upon demand, execute and deliver to Landlord a letter of acceptance of delivery of the Expansion Space. In the event of any dispute as to the Expansion Space Tenant Improvements, including the Expansion Space Commencement Date, the certificate of the Architect shall be conclusive absent manifest error.

(d)   The failure of Tenant to take possession of or to occupy the Expansion Space as of the Expansion Space Commencement Date shall not serve to relieve Tenant of obligations arising on the Expansion Space Commencement Date or delay the payment of Base Rental and Excess by Tenant. Subject to applicable ordinances and building codes governing Tenant's right to occupy or perform in the Expansion Space, Tenant shall be allowed to install its tenant improvements, machinery, equipment, fixtures, or other property on the Expansion Space during the final stages of completion of construction provided that Tenant does not thereby interfere with the completion of construction or cause any labor dispute as a result of such installations, and provided further that Tenant does hereby agree to indemnify, defend, and hold Landlord harmless from any loss or damage to such property, and all liability, loss, or damage arising from any injury to the Building or the property of Landlord, its contractors, subcontractors, or materialmen, and any death or personal injury to any person or persons arising out of such installations, EVEN IF SUCH LOSS, DAMAGE, LIABILITY, DEATH, OR PERSONAL INJURY WAS CAUSED SOLELY OR IN PART BY LANDLORD'S NEGLIGENCE, BUT NOT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF LANDLORD. Any such occupancy or performance in the Expansion Space shall be in accordance with the provisions governing alterations in the Lease, and shall be subject to Tenant providing to Landlord satisfactory evidence of insurance for personal injury and property damage related to such installations and satisfactory payment arrangements with respect to installations permitted hereunder. Delay in putting Tenant in possession of the Expansion Space shall not serve to extend the term of this Third Amendment or to make Landlord liable for any damages arising therefrom.

(e)   Except for incomplete punch list items, Tenant upon the Expansion Space Commencement Date shall have and hold the Expansion Space as the same shall then be without any liability or obligation on the part of Landlord for making any further alterations or improvements of any kind in or about the Expansion Space, except for the following:

Landlord hereby warrants to Tenant that Landlord shall, at its own expense, (i) correct or replace any parts of the Expansion Space Tenant Improvements that fail to conform with the requirements of this Exhibit C and Schedule One attached hereto; and (ii) correct any defects in the Expansion Space Tenant Improvements due to faulty materials or workmanship which appear within a period of twelve (12) months after the Expansion Space Commencement Date. All corrective action shall be started promptly by Landlord or its contractor, and completed in no event later than thirty (30) days after notice from Tenant, unless Landlord demonstrates to the reasonable satisfaction of Tenant that a longer period is required, in which event Landlord shall promptly commence and diligently pursue the corrective action to completion as soon as reasonably practicable.

SCHEDULE ONE
DESCRIPTION OF PLANS

LIMIT OF EXISTING FOR MERLIN TECHNICAL SOLUTIONS.
4,155 RSF

EXISTING OPEN
OFFICE AREA
21⁰ x 16⁰

DN   UP

RECEPTION
19⁶ x 15⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

W.S.
8⁰ x 8⁰

STORAGE
11⁰² x 16⁰²

OFFICE
14⁰ x 11⁰

LIMIT OF EXPANSION FOR MERLIN TECHNICAL SOLUTIONS.
2,417 RSF

THROUGHOUT, U.N.O.

FINAL SPACE PLAN #1 - REVISION #2
MERLIN TECHNICAL SOLUTIONS - EXPANSION
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
REVISED 19 OCTOBER 2004
PAGE : 1 OF 5

SPACE PLAN KEYED NOTES

G.C. TO NOTE:
REVIEW ALL 'GENERAL NOTES FOR CONSTRUCTION COSTING' PRIOR TO WALK THRU OF SPACE AND COORDINATE WITH BUILDING MANAGEMENT AND TPSI FOR ANY DISCREPANCIES.

A. STANDARD INTERIOR PARTITION FLOOR TO UNDERSIDE OF CEILING (TYP).

B. EXISTING CORRIDOR PARTITION. 1 HR. FIRE-RATED PARTITION FLOOR TO UNDERSIDE OF STRUCTURE ABOVE, WITH FIBERGLASS SOUND INSULATION BATTS TO CEILING HEIGHT (TYP). ALL PENETRATIONS SHALL BE FIRE/SMOKE DAMPERED. REWORK NON-CONFORMING PARTITIONS PER THIS STANDARD. FIELD VERIFY EXISTING CONDITIONS.

C. EXISTING DEMISING PARTITION. NON-RATED PARTITION FLOOR TO 8" BELOW STRUCTURE ABOVE FOR RETURN AIR TRANSFER, WITH FIBERGLASS SOUND INSULATION BATTS TO CEILING HEIGHT (TYP). REWORK NON-CONFORMING PARTITIONS PER THIS STANDARD. FIELD VERIFY EXISTING CONDITIONS.

D. EXISTING INTERIOR PARTITION TO REMAIN. (TYP.).

E. EXISTING PARTITION, DOOR ASSEMBLIES, GLAZING ASSEMBLIES AND/OR MILLWORK TO BE DEMOLISHED/ REMOVED (TYP). RETURN ALL MILLWORK/ FIXTURES, GLAZING AND/OR DOOR ASSEMBLIES, NOT RE-USED IN THIS LIMIT OF CONSTRUCTION, TO BUILDING MANAGEMENT.

F. FURNISH AND INSTALL NEW WALL TREATMENT "W1" THROUGHOUT LIMIT OF EXPANSION, U.N.O. REFER TO 7.04 FOR SPECIFICATION. AT LIMIT OF EXISTING PATCH/REPAIR AS NECESSARY DUE TO NEW CONSTRUCTION.

G. FURNISH AND INSTALL CARPET 'A', WITH COVED BASE TRIM THROUGHOUT LIMIT OF EXPANSION, U.N.O. REFER TO 7.04 FOR SPECIFICATION. AT LIMIT OF EXISTING, PATCH/REPAIR AS NECESSARY DUE TO NEW CONSTRUCTION

H. EXISTING ENTRY/EXIT DOUBLE DOOR ASSEMBLY AND/OR GLAZING ASSEMBLY TO REMAIN.

J. EXISTING INTERIOR DOOR ASSEMBLY TO REMAIN. (TYP.).

K. NEW AND/OR RELOCATED BLDG. STANDARD INTERIOR DOOR ASSEMBLY, AS SHOWN.

L. MOVEABLE FURNITURE SYSTEM FURNISHED AND INSTALLED BY THE TENANT. THE ELECTRICAL CONTRACTOR SHALL PROVIDE FINAL ELECTRICAL CONNECTIONS TO SYSTEM, IF POWER IN FEED IS UTILIZED.

1 M. OMITTED

N. G.C. SHALL REVIEW EXISTING HVAC SYSTEM AND DEVICES AND CONFIRM WORKING CONDITION. REWORK / REPAIR AS REQUIRED DUE TO NEW CONSTRUCTION. REFER TO 9.0 FOR HVAC SPECIFICATION INFORMATION.

O. GEN. CONTRACTOR SHALL USE THE FOLLOWING BUILDING APPROVED SUB-CONTRACTORS.
-HUDSON HI-TECH FOR FIRE ALARM SYSTEM.
-MC-2 FOR ELECTRICAL
-ABLE BALANCE FOR HVAC.

P. FURNISH AND INSTALL NEW AND/OR RELOCATED 2' X 4' FLUORESCENT LIGHT FIXTURES AS REQUIRED DUE TO NEW CONSTRUCTION. REMOVE ALL 2' X 4' AND RECESSED DOWNLIGHT FIXTURES NOT REUSED IN THIS SPACE, U.N.O. REFER TO 10.01 FOR SPECIFICATION INFORMATION.

Q. EXISTING TO REMAIN. NO NEW WORK SHALL BE DONE, U.N.O.

UPGRADED ITEMS: THE FOLLOWING ITEMS ARE TO BE FURNISHED AND INSTALLED IN LIEU OF THE ASSOCIATED ITEM AS INDICATED ABOVE AND ON THE SPACE PLAN FOR BASE CONDITIONS. ITEMIZE THE COST OF EACH SEPARATELY AND EXCLUDE FROM THE BASE CONSTRUCTION COST AS AN "ALTERNATE".

01. AS REQUIRED BY THE AMERICANS WITH DISABILITIES ACT (ADA), FURNISH AND INSTALL NEW LEVER TYPE HANDLES ON ALL DOORS (NEW AND EXISTING) LEADING INTO ALL ROOMS AND SPACES. PROVIDE COST FOR DOORS NOT NOTED TO HAVE LEVER-TYPE HANDLES AT 4.05 DOOR ASSEMBLIES. VERIFY EXISTING CONDITIONS IN FIELD, IF REQUIRED.

02. NEW SIDELITE ASSEMBLY. 24"W. CLEAR TEMPERED GLASS SIDELITE INSTALLED IN WRAPPED GYP. BD. OPENING WITH 1" ALUMINUM SASH MATERIAL AT HEAD AND SILL AND CLEAR SILICONE CAULK AT JAMBS. HEAD TO ALIGN WITH DOOR HEAD HEIGHT.

2 03. BUILT-IN DESK. PLASTIC LAMINATE FACED FRONT SKIRT AND END PANELS WITH 4"H. TOE KICK. INCLUDE 12"D. PLASTIC LAMINATE TRANSACTION CAP WITH STAINED WOOD BULLNOSED EDGES AT 42" AFF., 24"/30"D. PLASTIC LAMINATE WORK SURFACE AT 30" A.F.F. WITH PLASTIC LAMINATE SUPPORT PANELS BELOW AND PLASTIC GROMMETS IN HOLES AS NECESSARY. PROVIDE (1) PLASTIC LAMINATE BOX/BOX/FILE DRAWER BASE AND (1) FILE/FILE DRAWER BASE WITH WIRE PULLS.

04. IN LIEU OF EXISTING 2' X 4' FLUORESCENT LIGHT PRISMATIC LENSE FIXTURES TO REMAIN, FURNISH AND INSTALL NEW ½" X ½" PARACUBE LENSE.

FINAL SPACE PLAN #1 - REVISION #2
MERLIN TECHNICAL SOLUTIONS - EXPANSION
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
REVISED 19 OCTOBER 2004
PAGE : 2 OF 5

FINANCIAL PLAZA

GENERAL NOTES FOR CONSTRUCTION COSTING

1.0 GENERAL DATA: ALL WORK SHALL CONFORM TO THE FOLLOWING:

1.01 FURNISHINGS, FIXTURES AND EQUIPMENT (FF&E), WHEN SHOWN ON THE PLAN, ARE DELINEATED ONLY TO ENHANCE THE SCALE OF THE PLAN. ALL FF&E SHOWN ON THE PLAN SHALL ASSUMED TO BE FURNISHED AND INSTALLED BY THE TENANT, UNLESS NOTED OTHERWISE (U.N.O.). THE TENANT SHALL BE RESPONSIBLE FOR CONFIRMING THAT SPACES SHOWN WILL ACCOMMODATE INSTALLATION OF ALL FF&E.

1.02 REFER TO AS-BUILT DRAWINGS (WHEN AVAILABLE) AND FIELD VERIFY EXISTING CONDITIONS TO DETERMINE REQUIREMENTS FOR DEMOLITION AND CONSTRUCTION.

1.03 ALL WORK SHALL COMPLY WITH STANDARDS, RULES AND REGULATIONS AS DEFINED BY LOCAL JURISDICTIONAL AUTHORITIES AND/OR THE BUILDING OWNER OR AGENT. REFER TO BUILDING STANDARDS OR PROJECT SPECIFICATIONS (WHEN AVAILABLE) FOR REQUIREMENTS PERTAINING TO BUILDING MATERIALS AND WORKMANSHIP.

1.04 ALL MATERIALS SHALL BE NEW AND SHALL MATCH BUILDING STANDARD QUALITY (U.N.O.).

1.05 ALL MATERIALS SCHEDULED FOR RE-USE SHALL BE INSPECTED FOR PROPER OPERATION AND CONDITION. REPAIR, CLEAN AND/ OR TOUCH-UP TO "LIKE NEW" CONDITION PRIOR TO RE-USE AND/OR RE-INSTALLATION.

1.06 SUBSTITUTIONS, VARIATIONS AND/OR DEVIATIONS FROM THE DRAWINGS SHALL NOT BE PERMITTED WITHOUT WRITTEN APPROVAL FROM TPSI.

1.07 THE OWNER OR AGENT MAY HAVE PRE-PURCHASED MATERIALS AND STOCKED THEM ON SITE AND/OR MAY HAVE PURCHASE AGREEMENTS WITH MANUFACTURERS FOR SOME MATERIALS. COORDINATE WITH BUILDING MANAGEMENT FOR PROCUREMENT OF THESE MATERIALS, IF ANY.

2.0 DEMOLITION: DEMOLISH AND REMOVE ALL MATERIALS AND DEBRIS IN ACCORDANCE WITH THE FOLLOWING:

2.01 REMOVE ALL MATERIALS (NOT SCHEDULED FOR RE-USE) AND DEBRIS COMPLETELY FROM THE PREMISES.

2.02 CAREFULLY REMOVE ALL MATERIALS SCHEDULED FOR RE-USE AND STORE IN A SAFE PLACE.

2.03 REPAIR ALL DEMOLITION "SCARS" AND MAKE READY FOR INCORPORATION INTO NEW CONSTRUCTION.

2.04 ELECTRICAL DEMOLITION SHALL INCLUDE REMOVAL OF ALL HANGERS, SUPPORTS, TERMINALS, CONDUITS AND PIPING, WIRING AND ALL APPARATUS IN IT'S ENTIRETY FROM SOURCE TO TERMINATION POINT.

2.05 REMOVE ALL COMMUNICATIONS WIRING AND CABLE AND/OR COMPONENTS NOT CURRENTLY IN-USE, FROM WALLS AND FROM ABOVE CEILING IN RETURN AIR PLENUMS.

2.06 PROTECT EXISTING IMPROVEMENTS ADJACENT TO NEW CONSTRUCTION AND ALONG PATH OF REMOVAL.

3.0 CARPENTRY & MILLWORK: WHEN INDICATED ON THE PLAN, ALL WOODWORK SHALL CONFORM TO THE FOLLOWING:

3.01 INSTALL BACKING/BLOCKING FOR ALL PLUMBING FIXTURES, DOOR STOPS AND MILLWORK (AS SPECIFIED).

3.02 ALL PRE-FABRICATED CABINETS, AS SPECIFIED, SHALL BE (ECONOMY OR CUSTOM) GRADE CONSTRUCTION AS DESCRIBED BY THE AWI. ALL OTHER WOODWORK SHALL BE CUSTOM GRADE CONSTRUCTION AS DESCRIBED BY THE AWI (U.N.O.).

4.0 DOOR ASSEMBLIES: DOORS, FRAMES, HARDWARE AND COMPONENTS SHALL CONFORM TO THE FOLLOWING:

4.01 RE-USE, RELOCATE AND/OR FURNISH AND INSTALL NEW DOOR ASSEMBLIES AND COMPONENTS CONFORMING TO BUILDING STANDARDS AND AS SHOWN ON THE DRAWINGS. DOOR ASSEMBLIES SHALL BE RATED/LABELED AS REQUIRED BY BUILDING CODE.

4.02 INSPECT, REPAIR, CLEAN AND TOUCH-UP EXISTING DOOR ASSEMBLIES AND COMPONENTS SCHEDULED FOR RE-USE AND RELOCATION TO "LIKE NEW" CONDITION PRIOR TO RE-USE AND/OR RE-INSTALLATION.

4.03 ASSUME ALL LATCH DEVICES TO BE NON-LOCKING PASSAGE FUNCTION HARDWARE. LATCH DEVICES FOR ENTRY AND EXIT DOORS FROM PUBLIC AREAS SHALL BE BUILDING STANDARD LOCKING FUNCTION HARDWARE (U.N.O.).

4.04 PROVIDE LEVER TYPE LATCHING HARDWARE, APPROVED FOR ACCESSIBILITY BY PERSONS WITH DISABILITIES, ON ALL EXIT AND ENTRY DOORS (NEW AND EXISTING).

4.05 PROVIDE LEVER TYPE LATCHING HARDWARE, APPROVED FOR ACCESSIBILITY BY PERSONS WITH DISABILITIES, ON ALL DOORS (NEW AND EXISTING), LEADING INTO ALL ROOMS AND SPACES (EXCEPT PRIVATE OFFICES, CLOSET, AND UTILITY ROOMS AND SPACES).

4.06 DOOR SPECIFICATION: STANDARD INT. DOOR SHALL BE 3'-0" x 7'-9" x 1.75". SOLID PARTICLE BOARD CORE WITH PLAIN SLICED OAK VENEER, STAINED AND VARNISHED. MATCH BUILDING STANDARD.

4.07 FRAME SPECIFICATION: STANDARD INT. DOOR FRAME SHALL BE WOOD FRAME/CASING MATCH BUILDING STANDARD.

4.08 HARDWARE SPECIFICATION: MATCH BUILDING STANDARD.

5.0 WALLS & PARTITIONS: WALLS AND PARTITIONS SHALL CONFORM TO THE FOLLOWING:

5.01 DIMENSIONS OF ROOMS AND SPACES, WHEN SHOWN ON THE PLAN, ARE APPROXIMATIONS ONLY AND ARE MEASURED FROM CENTERLINE OF INTERIOR PARTITIONS TO INSIDE FACE OF EXTERIOR WALLS, SILLS AND STOREFRONTS.

5.02 FURNISH AND INSTALL ONE LAYER OF GYPSUM BOARD EACH SIDE OF METAL STUDS AND TRACK, FLOOR TO CEILING, AT ALL NEW PARTITION LOCATIONS (U.N.O.). MATCH BUILDING STANDARD, OR EXISTING WALL ASSEMBLIES. REFER TO SPACE PLAN KEYED NOTES FOR LOCATIONS AND SPECIAL PARTITION ASSEMBLIES. USE FIRE CODE GYPSUM BOARD WHERE REQUIRED BY THE BUILDING CONSTRUCTION TYPE AND CODE.

5.03 INSPECT ALL AREAS AND ADD GYPSUM BOARD AND/OR MAKE NECESSARY REPAIRS TO WALLS AND PARTITIONS.

5.04 FURR ALL EXTERIOR COLUMNS AND OTHER PROJECTIONS AS NEEDED WITH STEEL STUDS AND DRYWALL AS REQUIRED BY THE PROJECT SPECIFICATIONS.

FINAL SPACE PLAN #1 - REVISED
MERLIN TECHNICAL SOLUTIONS - EXPANSION
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
REVISED 19 OCTOBER 2004
PAGE : 3 OF 5

6.0 CEILINGS: SUSPENDED CEILING SYSTEMS SHALL CONFORM TO THE FOLLOWING:

6.01 WHEN THE SUSPENDED CEILING GRID OR TILES ARE EXISTING THROUGHOUT, FIELD VERIFY EXISTING CONDITIONS AND REPAIR, REWORK AND/OR REPLACE DAMAGED AND/OR SOILED GRID MEMBERS AND TILES THROUGHOUT PROPOSED CONSTRUCTION AREA.

6.02 WHEN REQUIRED TO PROVIDE NEW SUSPENDED CEILING GRID OR TILES (WHERE DAMAGED BEYOND REPAIR OR NOT EXISTING), INSTALLATION SHALL BE IN COMPLETE ACCORDANCE WITH MFR. RECOMMENDATIONS AND WITH ASTM C635. MATCH EXISTING CONSTRUCTION METHODS FOR WALL AND CEILING JUNCTION (U.N.O.).

6.03 SPECIFICATION: GRID - 2' x 4' PATTERN GRID, 1" NOM. WIDTH, WHITE BAKED ON ENAMEL FINISH AS MFD. BY ARMSTRONG. TILE - 24" x 48" x 0.75" TH. LAY-IN TYPE TILE, WHITE, AS MFD. BY ARMSTRONG. CEILING HEIGHT - AT 8'-0" A.F.F. MATCH BUILDING STANDARD.

7.0 FINISH TREATMENTS: FINISH TREATMENTS SHALL CONFORM TO THE FOLLOWING:

7.01 WHERE NEW FLOOR AND BASE TRIM TREATMENTS ARE SCHEDULED, REMOVE EXISTING FLOOR COVERINGS AND BASE TRIM, AS NECESSARY, AND PREPARE FOR NEW TREATMENTS AS SPECIFIED HEREIN.

7.02 WHERE NEW WALL TREATMENTS ARE SCHEDULED, INSPECT, PATCH AND/OR REPAIR NEW AND EXISTING WALL SURFACES AND PREPARE FOR NEW TREATMENTS AS SPECIFIED HEREIN. REMOVE EXISTING WALL COVERINGS AND OTHER APPLIED FINISH TREATMENTS NOT SCHEDULED FOR RE-USE (U.N.O.).

7.03 INSTALL ALL FINISH TREATMENTS IN ACCORDANCE WITH MFR. WRITTEN SPECIFICATIONS AND RECOMMENDATIONS.

7.04 FINISH TREATMENT SPECIFICATIONS ARE AS FOLLOWS: FINISHES ARE EXISTING TO REMAIN THROUGHOUT EXISTING SUITE. (U.N.O.). PROVIDE AND/OR PATCH EXISTING CONDITIONS AS NECESSARY DUE TO NEW CONSTRUCTION. FURNISH AND INSTALL NEW TO MATCH EXISTING THROUGHOUT EXPANSION SUITE.
WALL TREATMENT W1 - PAINT, PROMAR 200 EG-SHELL, INTERIOR LATEX SATIN ENAMEL, SHERWIN-WILLIAMS. USE B20W200W SERIES WITH B28W200 PRIMER FOR ALL NEW DRYWALL PARTITIONS, PAINT TWO COATS (MIN.) AT ALL NEW WALLS. MATCH EXISTING. PAINT EXISTING PARTITIONS AS NECESSARY.
CARPET 'A' - 28 OZ. LOOP. MATCH CARPET AND INSTALLATION IN EXISTING SUITE.
VCT - ARMSTRONG STANDARD EXCELON, 12" X 12" X 1/8" GAUGE.
BASE TRIM - RUBBER BASE, 4" HIGH, ROPPE. PROVIDE COVE BASE AT CARPETED AREAS AND COVED BASE AT HARD SURFACE FLOOR AREAS AND CARPET TILES. MATCH EXISTING.
EXTERIOR WINDOW TREATMENT: RE-USE EXISTING WINDOW COVERINGS THROUGHOUT. INSPECT, REPAIR AND/OR CLEAN AS NECESSARY. BAG AND PROTECT DURING CONSTRUCTION.

8.0 FIRE PROTECTION / LIFE SAFETY: REWORK, REPAIR AND/OR ADD TO EXISTING FIRE SPRINKLER SYSTEM, SMOKE DETECTION SYSTEM AND/OR FIRE ALARM SYSTEM AS REQUIRED BY CODE AND PER ROOM DESCRIPTIONS AS SHOWN ON THE SPACE PLAN. FIELD VERIFY EXISTING CONDITIONS. COORDINATE WITH BUILDING MANAGER FOR ADDITIONAL REQUIREMENTS OR SPECIAL CONDITIONS.

8.01 PROVIDE PORTABLE, WALL MTD. FIRE EXTINGUISHERS EVERY 75' OF EXIT TRAVEL DISTANCE THROUGHOUT LIMIT OF CONSTRUCTION OR AS REQUIRED BY THE LOCAL FIRE DEPARTMENT OR LIFE SAFETY DEPT. PORTABLE FIRE EXTINGUISHERS SHALL COMPLY WITH UNIFORM FIRE CODE STANDARD 10-1.

9.0 HEATING, VENTING AND AIR CONDITIONING (HVAC): HVAC SHALL CONFORM TO THE FOLLOWING:

9.01 REWORK, REPAIR AND/OR ADD TO EXISTING HVAC SYSTEM AT AREAS OF RENOVATION AND OTHER AREAS AFFECTED BY THE REMODEL OF SPACE. BALANCE AND SUBMIT REPORT.

9.02 ASSUME DESIGN SHALL CONFORM TO STANDARD OFFICE SPACE CONDITIONS WITH A COMPUTER TERMINAL (PC) AT EVERY OFFICE, DESK OR WORKSTATION AND PER ROOM USAGE/DESCRIPTIONS AS SHOWN ON THE SPACE PLAN.

9.03 ADD AIR CONDITIONING FROM EXISTING BUILDING HVAC SYSTEM FOR ROOMS AND SPACES WITH INTERNAL HEAT LOADS FROM EQUIPMENT AND ABOVE STANDARD OCCUPANT LOADS, SUCH AS COPY ROOMS, CONFERENCE/ TRAINING CENTERS AND OTHER MEETING ROOMS.

9.04 SYSTEM DESCRIPTION: VARIABLE AIR VOLUME SYSTEM WITH PERIMETER HEATING COILS, UTILIZING PERIMETER LINEAR SLOT SUPPLY AIR DIFFUSERS, 24" x 24" SUPPLY AIR DIFFUSERS AND PERFORATED RETURN AIR GRILLES (AS NECESSARY). LIGHT FIXTURES MAY BE EQUIPPED WITH RETURN AIR VENTING.

FINAL SPACE PLAN #1 - REVISED
MERLIN TECHNICAL SOLUTIONS - EXPANSION
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
REVISED 19 OCTOBER 2004
PAGE : 4 OF 5

10.0 ELECTRICAL: ELECTRICAL WORK SHALL CONFORM TO THE FOLLOWING:

10.01 LIGHTING:
- A) RE-USE AND/ OR RELOCATE EXISTING 2' x 4' FLUORESCENT FIXTURES OR ADD NEW BUILDING STANDARD FIXTURE FOR AVERAGE LEVEL OF 60 FOOT CANDLES AT DESK LEVEL THROUGHOUT (APPROXIMATELY ONE FIXTURE PER 80 SQ. FT.). SWITCH LIGHTS SEPARATELY FOR EACH ROOM AND/OR SPACE.
- B) RE-USE AND/ OR RELOCATE EXISTING OR ADD NEW BUILDING STANDARD EMERGENCY LIGHTS AND ILLUMINATED EXIT SIGNS AS REQUIRED BY CODE.
- C) C) LIGHT FIXTURE SPECIFICATION: 2' x 4' FLUORESCENT LIGHT FIXTURE - MATCH BUILDING STANDARD.
- D) EXIT LIGHT SPECIFICATION: MATCH BUILDING STANDARD.

10.02 OUTLETS:
- A) FURNISH AND INSTALL POWER RECEPTACLES, COMMUNICATIONS/ DATA ROUGH-IN OUTLETS, FURNITURE SYSTEM FEEDS AND JUNCTION BOXES AS SHOWN ON THE SPACE PLAN.
- B) "N" INDICATES NEW DEVICE, ALL OTHER DEVICES ARE ASSUMED TO BE EXISTING TO REMAIN.
- C) SPECIFICATION: REFER TO SYMBOLS LEGEND FOR SPECIFICATION.

10.03 GENERAL:
- A) THE TENANT SHALL BE RESPONSIBLE FOR THE FOLLOWING:
  - 1) FURNISH AND INSTALL PLENUM RATED COMMUNICATIONS/DATA CABLES, TERMINALS, ETC. AND MAKE ALL ROUGH AND FINAL CONNECTIONS FOR TENANT PROVIDED TELEPHONE AND/OR DATA SYSTEMS AND EQUIPMENT.
  - 2) FURNISH COMMUNICATIONS/DATA NETWORK DESIGN AND REQUIREMENTS TO TPSI OR IT'S ENGINEERING DISCIPLINES PRIOR TO THE ESTIMATE FOR CONSTRUCTION COST AND THE COMMENCEMENT OF PRODUCTION OF CONSTRUCTION DOCUMENTS, INCLUDING ALL POWER AND CONDUIT/PIPING REQUIREMENTS, AND ENVIRONMENTAL CONDITIONS REQUIRED.
  - 3) FURNISH AND INSTALL COMMUNICATIONS/ DATA TERMINAL COVER PLATES AND JACKS.
- B) DEVICE COVER PLATES AT PARTITIONS SCHEDULED TO RECEIVE FIELD APPLIED WALL COVERING SHALL BE WRAPPED WITH SCHEDULED WALL COVERING.
- C) ALL DEVICES AND COVER PLATES SHALL BE WHITE COLOR (U.N.O.).

SMOKE DETECTION REQUIREMENTS:

SMOKE DETECTORS. SMOKE DETECTORS SHALL COMPLY WITH THE FOLLOWING:

1. LOCATION:
   - A. WITHIN 4 FEET OF EACH EXIT DOOR.
   - B. MAXIMUM SPACING OF 30 FEET ON CENTER WITHIN CORRIDORS
   - C. IN ROOMS AND OPEN AREAS IN EXCESS OF 900 SQUARE FEET, SMOKE DETECTORS SHALL BE INSTALLED WITH SPACING NOT TO EXCEED 900 SQUARE FEET OR IN ACCORDANCE WITH THEIR LISTING.
   - D. IN STORAGE AND COMPUTER ROOMS, AND IN SUCH OTHER ROOMS AS DEEMED NECESSARY BY THE BUILDING OFFICIAL.

2. THE SMOKE DETECTORS LOCATED WITHIN 4 FEET OF EACH EXIT DOOR SHALL BE CONNECTED TO THE CENTRAL BUILDING ALARM SYSTEM, IF EXISTING. NO OTHER TENANT DETECTORS SHALL BE CONNECTED TO THE CENTRAL BUILDING ALARM SYSTEM.

3. SMOKE DETECTORS SHALL BE CEILING-MOUNTED.

4. SMOKE DETECTORS SHALL BE HARD-WIRED TO AN EMERGENCY CIRCUIT AHEAD OF THE MAIN.

5. SMOKE DETECTORS SHALL BE LISTED FOR COMMERCIAL USE.

6. ACTIVATION OF ANY ONE DETECTOR SHALL SOUND AN ALARM AUDIBLE WITHIN TENANT SPACE.

7. ALARM WORK TO BE DONE BY LICENSED ALARM CONTRACTOR.

8. CONTRACTOR TO SUPPLY CERTIFICATION LETTER TO FIRE DEPARTMENT PRIOR TO FINAL INSPECTION.

9. NFPA-72 AND GREENWOOD VILLAGES CODES.

FINAL SPACE PLAN #1 - REVISED
MERLIN TECHNICAL SOLUTIONS - EXPANSION
FINANCIAL PLAZA
LEVEL THREE (3) - SUITE #A306
PREPARED BY TPS - MH / KP
19 OCTOBER 2004
PAGE : 5 OF 5